Form 10-K, Exhibit 13
period 1996-12-31
OTR EXPRESS INC/KS
filed 1997-03-27
CIK 881895

OTR EXPRESS, INC.
1996 ANNUAL REPORT
(Pictured on cover OTR tractor omitted)

OTR uses technology and its proprietary
Freight Optimization System to profitably acquire and haul freight in the full truckload industry.

OTR maximizes freight oportunities from a large base of more than 1,000 customers, geographically dispersed throughout the United States.

OTR implemented a marketing program in 1996 to provide total transportation solutions to larger shippers. We now offer QualComm satellite communications on every truck, electronic data interchange (EDI) for load status information and 53-foot air-ride trailers for premium capacity and safety.

In 1996, OTR began marketing its services to larger national accounts capable of offering increased load counts at higher rates.

OTR's unique operating strategy and its technological leadership have enabled it to grow revenues at an annual compound growth rate of 27% over the past five years.

Table of Contents
Highlights                                  1
Report to Stockholders                      3
Technology, Customer Service and Marketing  6
Driver Incentive Management System          8
Financial Review                            9
Financial Statements                       13
Directors and Officers                     25
Quarterly Financial Data                   26
Stockholder Information                    28

(Graphs-five year histories of various operating statistics omitted)

Financial Highlights
(In thousands except per share data)
                                 1996    1995     1994      1993    1992

Income Statement Data

Operating revenue                $55,261  $49,211 $42,760   $30,646 $21,993
Operating income                   2,195    2,029   3,648     2,452   1,780
Net income (loss)                   (368)    (157)  1,278       744     546

Outstanding shares                 1,836    1,830   1,825     1,817   1,725
Earnings (loss) per
share                            $ (0.20) $ (0.09)$  0.70   $  0.41 $  0.32


Operating ratio (1)                 96.0%    95.9%   91.5%     92.0%  91.9%


Balance Sheet Data

Current assets                   $ 7,681  $ 6,799 $ 6,109   $ 4,413 $ 2,990

Current liabilities               19,152   17,187  10,781     7,402   4,420
Total assets                      50,576   48,883  36,720    28,508  22,291

Short-term debt                   15,751   13,968   7,913     5,606   3,340
Long-term debt, less
    current portion               21,019   20,844  14,595    11,995  10,090
Stockholders' equity               8,805    9,156   9,301     7,973   7,207

(1) Operating expenses as a percentage of operating revenue

Operational Highlights
                                   1996    1995    1994     1993    1992

Total miles (in thousands)         52,330  47,197  40,279   30,644  22,195
Average number of tractors            506     450     345      262     189
Revenue per loaded mile           $ 1.042 $ 1.031 $ 1.041  $ 1.013 $ 0.997

Revenue per mile                  $ 0.973 $ 0.963 $ 0.983  $ 0.957 $ 0.936


Miles per week per truck            1,984   2,015   2,247    2,249   2,247
Empty miles percentage                6.6%    6.6%    5.6%     5.6%    6.1%
Miles per load                      1,464   1,506   1,576    1,552   1,460

Licensed tractors - end of
period                                503     503     394      301     228
Licensed trailers - end of
period                                608     567     449      329     244
Average equipment age (in
years)
          Tractors - end of
          period                     1.82    1.23    1.50     1.34    1.12
          Trailers - end of
          period                     1.88    3.05    2.92     2.81    2.60

Fuel purchases at wholesale
(% of total )                        32.1%   31.9%   36.4%    32.3%   28.2%
Blended average fuel cost
per gallon                         $ 1.17  $ 1.07  $ 1.04   $ 1.04  $ 1.06

To Our Stockholders:


The trucking industry was very challenging again in 1996, which included the second consecutive year of weak freight demand, high fuel prices and a shortage of qualified drivers. The end result was a disappointing loss of $0.20 per share accompanied by a decline in the stock price and market capitalization.

The adversity faced by the company in the past two years has encouraged us to continue to modify our marketing approach to a changing industry. We began with a goal of increasing our percentage of shipper freight with a corresponding reduction in less profitable broker freight. Today we have a new focus on marketing, customer service and national account development.

During 1996, OTR implemented major programs, all of which are significant changes designed to provide total transportation solutions to expand our customer base. These included on-board satellite communications; electronic data interchange (EDI) with our customers, guaranteed equipment and rates for customer contracts; conversion of the trailer fleet from 48 foot to 53 foot air-ride; additional drop-trailers for customers; and expanded brokerage services to cover logistics packages.

Our marketing department is now three times its former size and 400 new shippers generating 6,000 loads were added in 1996 . We are targeting larger national accounts to complement our freight optimization system, which maximizes the profitability of freight acquired on the spot market.

Our 1996 shipper statistics reflect the success of our new marketing effort. Shipper freight increased from 52% to 66% of total miles, reducing broker freight from 48% to 34%. Revenue increased by $6.0 million or 12% from 1995 in the midst of a weak market. We accomplished these results with an emphasis on technological excellence and on-time reliability for our customers.

We believe we have made the correct decisions in 1996 with our investment in customer service and marketing. The company is now in a position to compete for freight on any level. The future for OTR and the truckload industry depends on technology, reliability and customer service.
(Picture of Executive Officers omitted)

1996 Results

Revenues increased by 12% to $55.2 million in 1996 from $49.1 million in 1995. Operating income improved 8% to $2.2 million from $2.0 million. The company reported a net loss for the year of $368,000 or $0.20 per share compared to a loss of $157,000 or $0.09 per share in 1995.

The revenue increase was primarily related to a 12% increase in the fleet size in 1996. Although the economy continued to grow in 1996, freight demand was weak throughout the year as a result of an over-capacity of trucks nation-wide. At 1,984 miles per unit per week, utilization was comparable with 1995.

Fuel costs were expected to trend downward during 1996. Forecasted increases in exports from Iraq and lower crude oil costs never developed. Inventories declined to minimum levels while refineries waited in vain for a decline in crude oil prices to build up diesel stocks for the winter.

As a result, diesel fuel prices trended higher throughout the year, peaking at an average of $1.28 per gallon in the fourth quarter. For the year, higher fuel costs (net of recovery from fuel surcharges and fuel hedging) reduced earnings by $0.20 per share.

Wages and benefits as a percentage of revenue stabilized during 1996. OTR continues to pay premium wages to attract experienced drivers. The average compensation for a driver with OTR for all of 1996 was $39,400. Staffing the trucks with the quality of driver we demand continues to be a challenge in the face of a national driver shortage. Our unmanned truck percentage was 6.0% in 1996 compared to 4.6% in 1995 and a target of 3.5%. Our demographics remained strong with a fleet average of 17 years over-the-road driving experience.

1997

It appears that 1997 will see a continuation of the dramatic changes that are reshaping the truckload segment of our industry. We have already altered the direction and strategy at OTR to capitalize on these changes.

We expect over-capacity in the truckload market to be reduced in 1997, improving the demand for freight services.
Only those carriers providing shippers with increasingly reliable service and sophisticated technology will benefit from the improvement, however. We will strive to be a leader in providing advanced technology as well as high quality freight services to our customers.
(Picture of OTR tractor omitted)

In August 1996, we completed the installation of on-board satellite communications in all our trucks. We now have continuous communication with our drivers and the current location of any truck through satellite positioning. This capability is required by many larger shippers who use EDI for inventory control purposes.

Expansion plans for 1997 will add 50 units to the fleet, bringing the total to 553 units. The expansion is contingent on strong freight demand and fleet staffing experience during the year.

We are proud of the creativity and hard work of our people in management information systems (MIS) and the strides they have made in the past two years. They have successfully integrated our on-board satellite messaging system with our load order system and developed new EDI solutions for five of our larger shippers in 1996.

Our local area network now links all of our 130 computers, using internally developed software that can be modified continuously to meet our changing requirements. We have made excellent progress in positioning ourselves as a company that can provide technological solutions for customer service requirements.

Technology and customer focus will determine the success of truckload carriers in the future. These areas will receive the highest priority in the years ahead. We expect 1997 to be a year in which our efforts to adapt to industry changes will allow us to achieve a position of leadership in the industry. Our size will allow us to be flexible and innovative in an increasingly sophisticated and competitive market.

All associates of OTR Express remain committed to achieve our mission statement of becoming the most efficient provider of high quality truckload service in America. We want to thank our investors for their continuing interest and confidence. We will strive to provide you an interesting and profitable investment as a result of your ownership in our company.

Very truly yours,


/S/ William P. Ward
William P. Ward
President and Chairman
(Picture of Vice Presidents omitted)

OTR Technology

OTR has utilized its leading edge technological capabilities to be an industry leader in customer service and on time reliability. Our historical on-time delivery percentage is in excess of 96%.


In 1996, we made several investments in technology that will enable OTR to maintain its customer service leadership. Our new investments include:

o Qualcomm Omnitracs System - Each OTR truck is equipped with a Qualcomm Omnitracs on-board satellite communications system that provides on-demand, immediate contact with any driver and global positioning reports for equipment location, anywhere in the nation. The company receives hourly position reports on all of its trucks. This service is critical for customers with just-in-time inventory management programs.

o Electronic Data Interchange (EDI) - Using set protocols, OTR provides daily or on-demand transfer of load status information to our customers by computer.

o Bar coding (October 1997) - Cartons will contain bar coding information input by shippers. This will enable receivers to swipe the bar codes with a "wand" and obtain the corresponding receiving information to input into their inventory system.


Customer Service and Marketing

In the past eighteen months, OTR's marketing strategy has adapted to changing market conditions, primarily as a result of our goal to achieve higher levels of shipper freight. The company will continue to maximize the number of customers and, therefore, freight opportunities for the freight optimization system. In addition, we are continuing to market OTR to larger national accounts capable of offering increased load counts at higher revenue rates.

These larger shippers can be integrated into our existing operating strategy effectively, providing a higher mix of more profitable shipper freight.

In addition to the advanced technology, we are offering customers the following services:

o Guaranteed equipment availability and rates, a commitment to a higher level of customer service.

o Total transportation solutions, including additional drop trailers, expanded brokerage department to cover loads and warehousing.

o Fifty-three-foot trailers in order to market to a new segment of shippers with requirements for higher cubic capacity. As of December 31, 1996, more than one-third of our trailer fleet had been converted to the 53-foot format.

o In late 1996, OTR established a new customer service department dedicated to serving the freight needs of our larger national account shippers. The customer service department provides those customers with a dedicated contact within OTR who can respond to all customer needs.

OTR Services
OTR Services is our brokerage division, which includes a base of more than 900 quality carriers who can provide service beyond our own equipment availability. OTR Services enables OTR to meet all of a shippers needs in just one phone call. In 1996, OTR Services revenues increased by more than 50% primarily due to the increase in OTR's customer base.

OTR Efficiency

OTR continues to be one of the most efficient carriers in the industry due to our focus on technology and our experienced drivers. Our tractor-to-administrative staff ratio, a measure of operating efficiency, is 5.59 to 1 in an industry where 3.5 to 1 is considered very good.

Freight Optimization System
OTR continues to utilize the Freight Optimization
System as the core of its dispatching and freight selection process. The OTR operating strategy places a premium on management information and load planning systems. The
Freight Optimization System utilizes the company's computer network and a software system developed internally during the past eight years. This unique system allows OTR to maximize rates and minimize empty miles.

The Freight Optimization System consists of the following four continuous systems:

o Rate Analysis - The company obtains the most current market information on freight rates and destinations from brokers. This enables the company to ensure that OTR is obtaining market rates on all freight.

o Customer Priority Ranking - The system continually analyzes our customers' freight history and develops a customer priority ranking to direct our load planners to call customers with the highest probability of giving OTR the most profitable combinations of rates and destinations.

o Fleet Replanning - The system replans the fleet every three minutes, and provides the load planners with a time sensitive listing of the trucks that need to be reloaded.

o Equipment Dispersal Management - The dispersal management system monitors the distribution of trucks across the country to maximize freight opportunities and minimize empty miles and downtime.

The Freight Optimization System will continue to locate the most profitable combination of moves, working in conjunction with the new national accounts program.

On-time reliability
OTR continues to offer customers and potential customers on-time reliability in a manner that few can match:

o Experienced drivers with an average of 47 years of age and more than 15 years driving experience.

o High-quality, low mileage, reliable equipment to minimize downtime.

o Superior service record- with a historical on-time delivery percentage of greater than 96%.

OTR's approach also reduces the company's dependence on any single customer. The largest customer accounted for only 3.8% of revenues in 1996, while the top five customers combined for only 13.1% of revenues.

The dry van segment of the domestic truckload market is estimated by trucking analysts at $24 billion. The largest three carriers in this market have captured approximately 10% of the market on a combined basis. OTR revenues for 1996 were 0.2% of the total dry van market in the U.S.
(Picture of OTR tractor omitted)

Driver Incentive Management System

An article in the industry publication Transport
Topics characterized driving for OTR as "A thinking man's job." Driver/managers are given a high level of responsibility to manage the profitability of their equipment. OTR provides financial incentives to its equipment managers to analyze each decision based on the impact on net income. This system results in higher revenues and utilization with reduced fuel costs, maintenance, accidents, insurance premiums and road expenses.
Management has recognized from the start the importance of quality, experienced equipment managers. The company is committed to paying managers a premium wage and providing them with equipment they are proud to drive. This approach has produced a group of managers averaging 48 years of age and 15 years of experience.
The company's Driver Incentive Management System rewards equipment managers with mileage pay, profit center distributions and an ESOP based on the profitability of their equipment. All manager pay programs provide incentive for managers to keep expenses low and equipment running efficiently.

Mileage pay at OTR is based on fuel efficiency achieved by a manager. Above-average fuel economy is rewarded with premium pay per mile. Managers have a large incentive to run equipment at efficient speeds, reduce out of route miles, idle less and maintain the equipment in peak operating condition.

Profit Center Distributions

OTR maintains each truck as a separate profit center.
Profit center reports include the actual revenues and expenses of the equipment and fixed expense components for administration, taxes and depreciation. Managers earn 50% of the net income of their profit center.

A typical monthly profit center statement for one of our managers might look like the one shown below. This manager would receive 50% of $1,040 for the current quarter.

OTR Express, Inc.       PROFIT CENTER STATEMENT
Report Period Ended        3/31/96     Manager:   JD7       Jeff Driver
Profit Center Start Date    1/1/96     Tractor:   1545
                              March    Percent     Quarter    Percent
REVENUES
Mileage income                $10,866  100.0       $31,490    100.0
OPERATING EXPENSES
Wages                           3,002   27.6         8,483     26.9
Payroll taxes                     280    2.6           848      2.7
Fuel and fuel taxes             1,945   17.9         5,826     18.5
Tractor oil                        75    0.7           140      0.4
Tractor tires                     380    3.5           656      2.1
Tractor additives                  20    0.2            45      0.1
Tractor maintenance               278    2.6         1,016      3.2
Tractor wash                       25    0.2            73      0.2
Tractor parts                      42    0.4           185      0.6
Trailer expense (fixed)           500    4.6         1,500      4.8
Trailer maintenance (fixed)       185    1.7           555      1.8
Road expenses                     110    1.0           314      1.0
Insurance (fixed)                 400    3.7         1,200      3.8
Accidents and claims                0    0.0             0      0.0
Licensing and permits (fixed)     435    4.0         1,305      4.1
Management expenses
(% of revenue)                  1,195   11.0         3,464     11.0
Total                           8,872   81.7        25,610     81.3
OPERATING INCOME                1,994   18.3         5,880     18.7
Principal payment
(per mile)                      1,232   11.3         3,571     11.3
Interest payment (fixed)          423    3.9         1,269      4.0
NET CASH FLOW                  $  339    3.1       $ 1,040      3.3

Selected Financial Data
(In thousands except per share data)
                               1996      1995      1994      1993      1992
INCOME STATEMENT
Operating revenue              $55,261   $49,211   $42,760   $30,646   $21,993
Operating expenses
    Salaries, wages and
    benefits                    22,395    19,837    15,912    10,779     7,570
    Purchased
    transportation               2,930     2,402     2,094       825       833
    Fuel                         7,011     5,511     4,546     3,777     2,883
    Maintenance                  3,310     3,005     2,648     1,896     1,323
    Depreciation                 6,723     6,517     5,243     4,276     2,896
    Insurance and
    claims                       1,639     1,594     1,738     1,624     1,060
    Taxes and
    licenses                     6,048     5,541     4,684     3,508     2,602
    Supplies and
    other                        3,010     2,775     2,247     1,509     1,046
        Total operating
        expenses                53,066    47,182    39,112    28,194    20,213
Operating income                 2,195     2,029     3,648     2,452     1,780
Interest expense                 2,789     2,283     1,449     1,143       913
Income (loss) before income
taxes                             (594)     (254)    2,199     1,309       867
Income tax expense (benefit)      (226)      (97)      921       497       321
Income (loss) before change
    in acct principle             (368)     (157)    1,278       812       546
Cumulative effect of change
    in acct principle                -         -         -       (68)        -
Net income (loss)              $  (368)  $  (157)  $ 1,278   $   744   $   546

Outstanding shares               1,836     1,830     1,825     1,817     1,725

Earnings (loss) per share      $ (0.20)  $ (0.09)  $  0.70   $  0.41   $  0.32

PERCENT OF REVENUE
Operating revenue                100.0%    100.0%    100.0%    100.0%    100.0%
Operating expenses
    Salaries, wages and
    benefits                      40.5      40.3      37.2      35.2      34.4
    Purchased
    transportation                 5.3       4.9       4.9       2.7       3.8
    Fuel                          12.7      11.2      10.6      12.3      13.1
    Maintenance                    6.0       6.1       6.2       6.2       6.0
    Depreciation                  12.2      13.2      12.3      14.0      13.2
    Insurance and
    claims                         3.0       3.3       4.1       5.3       4.8
    Taxes and
    licenses                      10.9      11.3      11.0      11.4      11.8
    Supplies and
    other                          5.4       5.6       5.3       4.9       4.8
        Total operating
        expenses                  96.0      95.9      91.5      92.0      91.9
Operating income                   4.0       4.1       8.5       8.0       8.1
Interest expense                   5.1       4.6       3.4       3.7       4.2
Income (loss) before income
taxes                             (1.1)     (0.5)      5.1       4.3       3.9
Income tax expense (benefit)      (0.4)     (0.2)      2.1       1.7       1.5
Income (loss) before change
    in acct principle             (0.7)     (0.3)      3.0       2.6       2.4
Cumulative effect of change
    in acct principle                -         -         -      (0.2)        -
Net income (loss)                 (0.7)     (0.3)      3.0       2.4       2.4

Financial Review

1996 Compared to 1995

Operating Revenue.    Operating revenue increased by
12% to $55.3 million in 1996 from $49.2  million in 1995.
The average number of tractors in service increased by 12% from 450 to 506 for the year . Revenue per loaded mile increased by 1.0% to $1.042 from $1.031. The company continued to allocate additional resources to the brokerage operation in 1996, resulting in a 25% increase in brokerage revenue to $3.3 million in 1996 from $2.6 million in 1995.
Management expects the brokerage division to expand in 1997 as a result of increased marketing efforts.

Operating Expenses.   The operating ratio (total
operating expenses as a percent of operating revenue) increased to 96.0% in 1996 compared to 95.9% in 1995.

Salaries, wages and benefits increased to 40.5% of revenue in 1996 compared to 40.3% in 1995. The company increased wage rates for drivers twice in 1995 to attract and retain highly qualified and experienced drivers in a very competitive market. There were no increases in wage rates for drivers in 1996.

Purchased transportation, which represents payments to other trucklines for hauling loads contracted through the company's brokerage division, was 5.3% of revenue compared to 4.9% in 1995 because of the 25% increase in brokerage revenue. As a percentage of brokerage revenue, purchased transportation was 90.1% in 1996 versus 92.5% in 1995.

Fuel increased to 12.7% of revenue from 11.2% in 1995.
The increase is primarily due to an increase in the average fuel cost per gallon ($1.17 in 1996 vs. $1.07 in 1995). The cost in 1996 is net of $220,000 of gain on fuel hedging contracts which were in the money as a result of higher fuel prices.


Depreciation as a percent of revenue was 12.2% in 1996 compared to 13.2% in 1995. The increase is primarily a result of an extended holding period for tractors. In 1996, the company began depreciating its tractors straight line over 40 months to an estimated salvage value versus 36 months to an estimated salvage value in 1995.

Insurance and claims decreased to 3.0% of revenue in 1996 from 3.3% in 1995. Effective January 1, 1996, the company's liability insurance carrier reduced its premium rate, reducing premiums by $115,000 in 1996. In addition, the company had a more favorable loss experience per mile in 1996.

Supplies and other expenses decreased to 5.4% of revenue from 5.6% in 1995. In 1995, the company took a one-time charge of $171,000 to write off the cost of a stock offering which was withdrawn in June 1995 due to market conditions.

Interest Expense. Interest expense increased to 5.1% of revenue in 1996 from 4.6% in 1995 as a result of higher debt levels. In 1996, 81% of the company's capital was interest bearing compared to 79% in 1995.

Net Income (Loss).  The net loss for 1996 was $368,000
or $0.20 per share compared to net loss of $157,000 or $0.09 per share in 1995.

1995 Compared to 1994

Operating Revenue.    Operating revenue increased by
15% to $49.2 million  in 1995 from $42.8 million in 1994.
The average number of tractors in service increased by 30% from 345 to 450 for the year . Revenue per loaded mile decreased by 1.0% to $1.031 from $1.041 primarily due to an over capacity of trucks and weaker freight demand.

Operating Expenses.   The operating ratio increased to
95.9% in 1995 compared to 91.5% in 1994.

Salaries, wages and benefits increased to 40.3% of revenue in 1995 compared to 37.2% in 1994. The company increased wage rates for drivers twice in 1995 to attract and retain highly qualified and experienced drivers in a very competitive market. The increased wages, combined with lower revenue rates per mile, caused the wages as a percent of revenue to increase.

Fuel increased to 11.2% of revenue from 10.6% in 1994.
The increase is primarily due to an increase in the average fuel cost per gallon ($1.07 in 1995 vs. $1.04 in 1994) and a decrease in revenue per mile. The fleet fuel economy improved to 5.53 miles per gallon in 1995 from 5.50 in 1994.

Depreciation as a percent of revenue was 13.2% in 1995 compared to 12.3% in 1994. The increase as a percent of revenue in 1995 is a result of fixed expenses being spread over lower revenue per unit in 1995.

Insurance and claims decreased to 3.3% of revenue in 1995 from 4.1% in 1994. Effective January 1, 1995, the company's liability insurance carrier reduced its premium rate from 0.0135% of revenue to 0.0101%, reducing premiums by $156,000 in 1995. In addition, the company had a more favorable loss experience per mile in 1995.

Taxes and licenses as a percent of revenue increased to 11.3% from 11.0% in 1994, primarily as a result of lower revenue rates per mile in 1995.

Supplies and other expenses increased to 5.6% of revenue from 5.3% in 1994, representing an increase in advertising for new drivers and a one-time charge of $171,000 to write off the cost of the withdrawn stock offering.

Interest Expense. Interest expense increased to 4.6% of revenue in 1995 from 3.4% in 1994 as a result of lower revenue per mile in 1995. In addition, 79% of the company's capital was interest bearing in 1995 compared to 71% in 1994.

Net Income (Loss). The net loss for 1995 was $157,000 or $0.09 per share compared to net income of $1,278,000 or $0.70 per share in 1994.

Seasonality

Seasonality causes variations in the operations of the company as well as industry-wide operations. Demand for the company's service is generally the highest during the summer and fall months. Historically, expenses are greater during the winter months when fuel costs are higher and fuel efficiency is lower.

Inflation

The effect of inflation on the company has not been significant during the last three years. An extended period of inflation could be expected to have an impact on the company's earnings by causing interest rates, fuel and other operating costs to increase. Unless freight rates could be increased on a timely basis, operating results could be adversely affected.

Liquidity and Capital Resources

The growth of the company's business has required significant investments in new revenue equipment acquired primarily through secured borrowings. Net capital expenditures, principally for revenue equipment, were $11.9 million, $18.0 million and $7.6 million for the years ended December 31, 1994, 1995 and 1996, respectively. Included in the 1996 figure is $1.6 million for on-board satellite communications equipment. The company plans to expand its fleet by 50 tractors in 1997, conditioned upon improvement in freight market conditions. At February 28, 1997, the company had conditional arrangements for 200 tractors (50 new units and 150 replacement units) at a cost of $16.0 million, as well as 190 new trailers (all replacement units) at a cost of $3.9 million. The company's capital expenditures will be financed through internally generated funds and secured borrowings.

Historically, the company has obtained loans for its revenue equipment which are of shorter duration (three years for trailers, four years for tractors) than the economic useful lives of the equipment. While such loans have current maturities that tend to create working capital deficits that could adversely affect cash flows, management believes these factors are mitigated by the more attractive interest rates and terms available on these shorter maturities. This financing practice has been a significant cause of the working capital deficit which has existed since the company's inception.

The company intends to continue to obtain loans with shorter maturities than the useful lives of its revenue equipment. However, beginning in 1997, the company will finance tractors over forty months to reflect the longer holding period. Trailers will be financed over sixty months. This method of financing can be expected to continue to produce working capital deficits in the future. The company's working capital deficit at December 31, 1996 was $11.5 million. Primarily due to the company's equity position and the potential for refinancing of both unencumbered and encumbered assets, working capital deficits historically have not been a barrier to the company's ability to borrow funds for operations and expansion.

The company has a credit line of $5.5 million with its primary lending bank that bears interest at the prime lending rate.

Borrowings under this line were $1.4 million at December 31, 1996 and $1.5 million of the available credit line was committed for letters of credit issued by the bank. The current line matures May 1, 1997 and is secured by accounts receivable. The company received commitments in December 1996 for up to $20 million of new revenue equipment financing. Of the anticipated new financing, 85% will be fixed rate debt. In the opinion of management, the company has adequate liquidity for the foreseeable future based upon funds expected to be generated from operations, the company's equity position, the potential for refinancing of assets owned by the company and the company's ability to obtain secured equipment financing.

Other

   This annual report contains forward-looking statements that are based on current expectations and are subject to risks and uncertainties. Actual results could differ materially from current expectations due to a number of factors, including general economic conditions, competitive factors, pricing pressures and other risks described in the company's SEC reports.
(Picture of OTR tractor omitted)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Board of Directors and Stockholders of OTR Express,
Inc.:

We have audited the accompanying balance sheets of OTR Express, Inc. (a Kansas corporation) as of December
31, 1996 and 1995, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OTR Express, Inc. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended
December 31, 1996, in conformity with generally accepted accounting principles.







                     /S/ Arthur Andersen LLP
                     ARTHUR ANDERSEN LLP



Kansas City, Missouri
February 4, 1997

Balance Sheets                        OTR Express, Inc.

At December 31                          1996                1995
ASSETS
CURRENT ASSETS
   Cash                                 $    43,107         $    36,101
   Accounts receivable, less
    allowance of $57,016 and $56,932      6,436,920           6,008,392
   Fuel inventory                           162,826             155,568
   Prepaid expenses and other             1,038,207             693,401
      TOTAL CURRENT ASSETS                7,681,060           6,893,462

PROPERTY AND EQUIPMENT, at cost,
 less accumulated depreciation           42,894,525          41,989,346

      TOTAL ASSETS                      $50,575,585         $48,882,808

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Bank note payable                    $ 1,389,000         $ 2,522,555
   Accounts payable, trade                1,396,760           1,113,192
   Accrued payroll and taxes                823,811           1,036,687
   Other accrued expenses                 1,180,900           1,068,992
   Current portion of long-term debt     14,361,651          11,445,508
      TOTAL CURRENT LIABILITIES          19,152,122          17,186,934

LONG-TERM DEBT                           21,019,354          20,844,188
DEFERRED INCOME TAXES                     1,599,014           1,695,772
COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDERS' EQUITY
   Common stock, $.01 par value,
   5,000,000 shares authorized,
   1,842,209 and 1,835,209 issued            18,422              18,352
   Additional paid-in capital             6,540,124           6,515,694
   Retained earnings                      2,283,284           2,651,604
   Treasury stock, 6,690 and
   5,136 shares                             (36,735)            (29,736)
      TOTAL STOCKHOLDERS' EQUITY          8,805,095           9,155,914

      TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY              $50,575,585         $48,882,808



The notes to financial statements are an integral part of these statements.

Statements of Operations                  OTR Express, Inc.

For the Years Ended
 December 31                    1996           1995           1994
Operating revenue
   Freight revenue              $ 52,008,754   $ 46,615,804   $ 40,490,206
   Brokerage revenue               3,251,842      2,595,318      2,269,373

   Total operating revenue        55,260,596     49,211,122     42,759,579

Operating expenses
   Salaries, wages and
   benefits                       22,394,911     19,837,132     15,911,573
   Purchased transportation        2,930,271      2,401,605      2,093,512
   Fuel                            7,011,074      5,511,198      4,546,499
   Maintenance                     3,310,101      3,005,321      2,648,374
   Depreciation                    6,722,717      6,516,919      5,243,267
   Insurance and claims            1,639,039      1,593,642      1,737,593
   Taxes and licenses              6,047,748      5,541,240      4,683,752
   Supplies and other              3,010,050      2,774,623      2,247,089

   Total operating expenses       53,065,911     47,181,680     39,111,659

Operating income                   2,194,685      2,029,442      3,647,920

Interest expense                   2,788,749      2,283,107      1,449,202

Income (loss) before income
 taxes                             (594,064)      (253,665)      2,198,718

Income tax expense
 (benefit)                         (225,744)       (96,393)        920,815

Net income (loss)               $  (368,320)   $  (157,272)    $ 1,277,903

Average common and common
   equivalent shares
   outstanding                    1,835,650      1,830,246      1,825,118

Net income (loss) per
   share                        $     (0.20)   $     (0.09)    $     0.70



The notes to financial statements are an integral part of these statements.

Statements of Stockholders'Equity                  OTR Express, Inc.

               Preferred  Common  Additional  Retained   Treasury Total
               Stock      Stock   Paid-In     Earnings   Stock    Stockholders'
                                  Capital                         Equity
Balance,
 December 31,
 1993          $258       $17,954 $6,417,834  $1,546,476 $(9,680) $7,972,842

Preferred
 stock
 converted to
 common stock  (258)          258          -           -       -           -
Allocation of
 common stock
 held by ESOP     -            70     66,430           -       -      66,500
Preferred
 stock
 dividends        -             -          -     (15,503)      -     (15,503)
Repurchase of
 common stock     -             -          -           -    (810)       (810)
Net income        -             -          -   1,277,903       -   1,277,903

Balance,
 December 31,
 1994             -        18,282  6,484,264   2,808,876  (10,490) 9,300,932

Allocation of
 common stock
 held by ESOP     -            70     31,430           -        -     31,500
Repurchase of
 common stock     -             -          -           -  (19,246)   (19,246)
Net loss          -             -          -    (157,272)       -   (157,272)

Balance,
 December 31,
 1995             -        18,352  6,515,694   2,651,604  (29,736) 9,155,914

Allocation of
 common stock
 held by ESOP     -            70     24,430           -        -     24,500
Repurchase of
 common stock     -             -          -           -   (6,999)    (6,999)
Net loss          -             -          -    (368,320)       -   (368,320)

Balance,
 December 31,
 1996          $  -       $18,422 $6,540,124  $2,283,284 $(36,735)$8,805,095




The notes to financial statements are an integral part of these statements.


Statements of  Cash Flows                  OTR Express, Inc.

For the Years Ended December 31     1996           1995           1994
OPERATING ACTIVITIES
Net income (loss)                   $  (368,320)   $  (157,272)   $ 1,277,903
Adjustments to reconcile
   net income (loss) to net
   cash provided by operating
   activities
   Depreciation                       6,722,717      6,516,919      5,243,267
   Deferred income taxes               (225,744)       (96,393)       920,815
   ESOP expenses and other               24,500         31,500         66,500
Changes in certain working
   capital items
   Accounts receivable                 (428,528)      (489,820)    (1,553,553)
   Other assets                        (223,078)      (145,111)      (140,068)
   Accounts payable and
   accrued expenses                     182,600         99,866      1,080,513
      Net cash provided by
      operating activities            5,684,147      5,759,689      6,895,377

INVESTING ACTIVITIES
Acquisition of property and
   equipment                        (11,335,083)   (23,409,750)   (13,867,295)
Disposition of property and
   equipment                          3,707,187      5,380,077      1,951,000
Other                                         -              -        127,870
      Net cash used in investing
      activities                     (7,627,896)   (18,029,673)   (11,788,425)

FINANCING ACTIVITIES
Proceeds from issuance of
 long term debt                      20,370,872     21,846,185     13,188,122
Repayments of long-term
 debt                               (17,279,563)   (11,331,461)    (8,558,763)
Net increase (decrease)
 in bank notes payable               (1,133,555)     1,790,000        277,125
Other                                    (6,999)       (19,246)       (16,313)
      Net cash provided by
      financing activities            1,950,755     12,285,478      4,890,171

      Net increase (decrease)
      in cash                             7,006         15,494         (2,877)
      Cash, beginning of year            36,101         20,607         23,484

      Cash, end of year             $    43,107   $     36,101    $    20,607

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION


      Cash paid for interest        $ 2,794,254    $ 2,271,420    $ 1,445,708

      Cash paid (refunded) for
      income taxes, net                (128,986)       250,637         16,693



The notes to financial statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The company is a long-haul, dry van, truckload carrier headquartered in Olathe, Kansas. The company is a contract carrier authorized by the Interstate Commerce Commission and various state authorities to transport general commodities through the continental United States.

Pervasiveness of Estimates

Management makes estimates and assumptions which affect the amounts reported in the financial statements and footnotes.
Actual results could differ from those estimates.

Revenue Recognition

Operating revenue is recognized upon receipt of freight.
Related transportation expenses, including driver wages, purchased transportation, fuel and fuel taxes, are accrued when the revenue is recognized. Management believes the difference between the company's method of revenue recognition, which is acceptable for generally accepted accounting principles, and the proportional recognition method, which is preferred, is not material to financial position or the results of operations.

Cash Flows

For the statements of cash flows, cash consists of cash on hand and demand deposits with financial institutions.

Concentration of Credit

The company's primary market includes medium and large sized full truckload shippers in the United States. Loads encompass all types of products for dry vans, excluding perishables. Credit is offered to all qualified customers.
There are no predominant customers.

Fuel Hedging

The company purchases six month call options on No. 2 heating oil to manage exposure to fluctuations in diesel fuel prices. The options are carried at cost. Gains and losses are deferred and recognized as adjustments to fuel expense when the underlying hedged transactions (fuel purchases) occur. At December 31, 1996, option fair values totaled $127,000, deferred gains totaled $55,000 and notional amounts totaled $2,794,000.

Property, Equipment and Depreciation

Property and equipment are stated at cost. When equipment is sold, the gain or loss indicated is recognized. When equipment is traded, the basis of the new equipment is adjusted when necessary for any gain indicated. The cost of tires and tubes are capitalized as part of the tractors and trailers at the time of acquisition and depreciated as a component of the tractors and trailers. Replacement tires and tubes are charged to maintenance expense when installed.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Depreciation of property and equipment is computed using straight line methods and the following estimates useful lives:

Assets                                          Estimated Useful Lives

Tractors                                        3.3 years
Trailers                                        10 years
Computer equipment, software
  and other property                            5 - 12 years
Buildings and improvements                      31.5 - 40 years

The company depreciates tractors to estimated salvage values, currently 48% to 51% of original cost. The company depreciates trailers to estimated salvage values, currently
21% to 28% of original cost.

Stock Issued to ESOP

Stock issued to the Employee Stock Ownership Plan (ESOP) is recorded at the estimated fair market value at the date of issuance. When stock held by the ESOP is allocated to participants, employee benefits expense is charged for the fair market value of the stock at the date of allocation.

Insurance and Claims

Accrued expenses include reserves for the estimated cost of claims for health, workers' compensation, personal injury, property damage, and cargo loss not covered by insurance. Reserves are established by management based on the most current information available regarding the accident or claim. Adjustments to previously established reserves, if required, are included in operating results. Management does not believe future adjustments to these reserves, if any, will have a significant impact on financial position or results of operations.

Net Income (Loss) Per Share

Net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Common stock equivalents include the outstanding convertible preferred stock which was converted on December 30, 1994.

Reclassification

Certain amounts in the 1995 financial statements have been reclassified to conform with the presentation in the 1996 financial statements.

2.  PROPERTY AND EQUIPMENT

                                              1996          1995
Cost
   Tractors                                   $39,261,365   $39,417,573
   Trailers                                    10,352,234     9,134,981
   Land                                           838,962       838,961
   Buildings and improvements                   2,879,459     1,573,485
   Computers and onboard
    communications equipment                    2,140,269       396,806
   Construction-in-progress                         5,014       554,165
   Other                                        1,076,794       969,838
   Total cost                                  56,554,097    52,885,809
Less accumulated depreciation                  13,659,572    10,896,463
   Net property and equipment                 $42,894,525   $41,989,346

3.  BANK NOTE PAYABLE

Bank note payable consists of lines of credit collateralized by accounts receivable.

The company has a $5,500,000 line of credit limited to qualified accounts receivable, as defined, At December 31, 1996, $1,501,000 of the available line was allocated to outstanding letters of credit. The company has $2,029,000 available as of December 31, 1996. Borrowings on the line totaled $1,389,000 at December 31, 1996. The line bears interest at the prime rate (8.25% on December 31, 1996), and expires May 1, 1997, at which time the principal balance together with all accrued interest is payable. The weighted average interest rate on the line of credit for the years ended December 31, 1996 and 1995 was 8.5% and 8.2%, respectively. The annual average balance borrowed on the line of credit for the years ended December 31, 1996 and 1995 was $1,242,000 and $1,368,000, respectively.


4.  LONG-TERM DEBT

                                               1996             1995
Installment notes, 5.80% to 9.25%
payable in monthly installments
of principal and interest through
December 2001, collateralized
by tractors, trailers and computer
equipment                                      $33,824,958      $32,093,149

Installment notes, 7% to 8.75%,
payable in monthly installments through
January 2005, collateralized by
land                                             1,556,047          196,547
                                                35,381,005       32,289,696
   Less current portion                         14,361,651       11,445,508
   Long-term debt                              $21,019,354      $20,844,188

Maturities of long-term debt are as follows:
                    1997                       $14,361,651
                    1998                        11,548,491
                    1999                         6,657,472
                    2000                         1,257,188
                    2001                         1,396,318
                    Thereafter                     159,885
                                               $35,381,005

5.  STOCKHOLDERS' EQUITY

The company's preferred stock (25,839 shares) was converted to common stock on December 30, 1994 at the rate of one share of preferred stock for one share of common stock.
Warrants to purchase 50,000 shares of common stock at a price of $6.00 per share expired unexercised on January 21, 1997.

6.  STOCK OPTION PLAN

The company has reserved 110,000 shares of its common stock for issuance to key management personnel and directors of the company under three stock option plans. The plans permit grants of nonqualified stock options. The option price cannot be lower than the fair market value of the stock at the date of grant. The options are exercisable over a period not to exceed 10 years from the date of grant
(5 years for a more than 10% shareholder).

The company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its plan, and accordingly has not recognized compensation costs in its financial statements for such plans. Had compensation costs been recognized in accordance with Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, the company's operating results would have been reported at the unaudited pro forma amounts indicated below :


                                            1996            1995
Net loss:
As reported                                $(368,320)       $(157,272)
Pro Forma                                  $(388,216)       $(191,017)


Loss per share:
As reported                                $   (0.20)       $   (0.09)
Pro Forma                                  $   (0.21)       $   (0.10)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for the 1996 and 1995 grants:

                                           1996             1995
Dividend yield                             None             None
Expected volatility                        36.3%            43.7%
Risk-free interest rate                     6.2%             5.4%
Expected option life                       3 Years          3 Years





A summary of the company's stock option plans as of December
31, 1996 and changes during 1995 and 1996 is presented below. There were no options outstanding at December 31, 1994.


                                                                Number of
                               Number of       Option price     shares
                               Shares          Per Share        Exercisable

Granted during 1995 and
        outstanding at
        December 31, 1995       50,000         $5.25 - $6.00    21,333
Granted during 1996             30,000         $4.94 - $5.00     5,000

Outstanding at December 31,
        1996                    80,000                          26,333

                                               1996             1995
Fair value of options granted during the year  $32,091          $54,428
 Average remaining contract life               10 Years         9 Years


7.  EMPLOYEE STOCK OWNERSHIP PLAN

The company has a non-qualified ESOP which enables eligible employees to acquire shares of the company's common stock. The cost of the ESOP is borne by the company. In each of the years 1996, 1995 and 1994, 7,000 shares of stock held by the ESOP were allocated to participants, resulting in ESOP expense of $24,500, $31,500 and $66,500 for the years ended December 31, 1996, 1995 and 1994, respectively. The Board of Directors has approved additional allocations of 7,000 shares per year through 1997. No provision has been made in the financial statements for future contributions of stock to the Plan or for allocation of additional shares to the participants.

8.  INCOME TAXES
Deferred income taxes reflect the impact of temporary differences between assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.

Deferred tax assets and liabilities are comprised of the following at December 31:

                                        1996              1995
Deferred tax assets
   Claims and other reserves            $   378,341       $   309,698
   Net operating loss carryforward        2,023,708           185,986
   Other                                    182,655           286,403
                                          2,584,704           782,087
Deferred tax liabilities
   Property and equipment                 3,983,038         2,269,890
   Revenue                                  200,680           207,969
                                          4,183,718         2,477,859

Net deferred tax liability              $ 1,599,014       $ 1,695,772

A reconciliation between the provision for income taxes and the expected taxes using the federal statutory rate of 34% follows:

                                    1996          1995         1994

Tax expense (benefit) at federal
 statutory rate                     $(201,982)    $(86,246)    $747,564
State income tax expense
 (benefit)                            (23,762)     (10,147)      87,949
Other                                       -            -       85,302
     Income tax expense
      (benefit)                     $(225,744)    $(96,393)    $920,815

The provision for income taxes consists of the following:

                                    1996          1995         1994
Deferred tax expense (benefit)
     Federal                        $(201,981)    $(86,246)    $832,866
     State                            (23,763)     (10,147)      87,949
                                    $(225,744)    $(96,393)    $920,815


The company has available net operating loss carryforwards of approximately $5,326,000 for regular income tax purposes expiring through 2011.

9.  COMMITMENTS AND CONTINGENCIES

Various legal actions, claims and assessments are pending against the company. It is the opinion of management that these actions will have no significant impact on the company's financial condition or its results of operations.

Under an agreement with its auto liability insurance carrier, the company retains the first $100,000 of paid losses for any single occurrence involving cargo, personal injury or property damage. Liability in excess of these amounts is generally assumed by the carrier. The agreement with the carrier is collateralized by letters of credit totaling $301,000 and deposits of $29,750. Prior to January 1, 1995, the company retained the first $50,000 of paid losses and a portion of loss adjusting expense up to $50,000 for any single occurrence.

The company is self-insured for workers' compensation through a program with the State of Kansas. All claims are processed by a third party administrator and the company will pay all losses and loss adjusting expense. The company carries an excess reinsurance policy that will limit the company's losses to $250,000 per occurrence and $10,000,000 aggregate per year.
(Picture of OTR tractor omitted)

Board of Directors                     Executive and Other Officers

William P. Ward                        William P. Ward
Chairman of the Board and              President and
President                              Chief Executive Officer
OTR Express, Inc.

Gary J. Klusman                        Gary J. Klusman
Executive Vice President               Executive Vice President
OTR Express, Inc.

Janice Kathryn Ward                    Janice Kathryn Ward
Vice President Compensation and        Vice President Compensation and
Administration, Secretary              Administration, Secretary
OTR Express, Inc.

Dr. James P. Anthony                   Steven W. Ruben
Radiologist Vice                       President Finance and
Carondelet Radiology Group             Chief Financial Officer

Frank J. Becker                        Christine D. Schowengerdt
President                              Treasurer
Becker Investments, Inc.

Terry G. Christenberry                 Carolyn J. Davidson
President                              Administrative Vice President and
Christenberry, Collet & Co., Inc.      Assistant Secretary

Charles M. Foudree                     Gary L. Hinkle
Executive Vice President - Finance     Vice President Fleet Management
Harmon Industries, Inc.

Dean W. Graves                         Susan K. Raymond
Owner, Dean Graves, FAIA               Vice President Dispatch Management
Architectural Firm

Dr. Ralph E. MacNaughton               Marc E. Hirschmann
Physician, Retired                     Vice President Maintenance & Purchasing
Carondelet Radiology Group

                                       Paul A. MacNaughton
                                       Vice President Management
                                       Information Systems


                                       Chip Seitz
                                       Vice President OTR Services


Photography by:                        Eric T. Janzen
Larry Andrew, Andrew Photography (p. 3)Vice President Marketing
Attig Photography Studio (p. 5)
and OTR Express Managers

QUARTERLY FINANCIAL DATA
                                              1996
(In thousands except per share data)
                           Mar 31    Jun 30    Sep 30    Dec 31    Year
Unaudited
INCOME STATEMENT
Operating revenue          $13,033   $13,406   $14,470   $14,352   $55,261
Operating expenses
    Salaries, wages and
    benefits                 5,404     5,256     5,828     5,907    22,395
    Purchased
    transportation             647       734       702       847     2,930
    Fuel                     1,639     1,696     1,687     1,989     7,011
    Maintenance                804       793       835       878     3,310
    Depreciation             1,699     1,755     1,730     1,539     6,723
    Insurance and
    claims                     392       361       417       469     1,639
    Taxes and
    licenses                 1,523     1,441     1,554     1,530     6,048
    Supplies and
    other                      623       663       810       914     3,010
        Total operating
        expenses            12,731    12,699    13,563    14,073    53,066
Operating income               302       707       907       279     2,195
Interest expense               692       646       721       730     2,789
Income (loss) before
    income taxes              (390)       61       186      (451)     (594)
Income tax expense
    (benefit)                 (168)       25        82      (165)     (226)
Net income (loss)          $  (222)  $    36   $   104   $  (286)  $  (368)

Outstanding shares           1,836     1,836     1,836     1,836     1,836

Earnings (loss) per share  $ (0.12)  $  0.02   $  0.06   $ (0.16) $  (0.20)

PERCENT OF REVENUE
Operating revenue            100.0%    100.0%    100.0%    100.0%    100.0%
Operating expenses
    Salaries, wages and
    benefits                  41.5      39.2      40.3      41.2      40.5
    Purchased
    transportation             5.0       5.5       4.8       5.9       5.3
    Fuel                      12.6      12.7      11.6      13.9      12.7
    Maintenance                6.2       5.9       5.8       6.1       6.0
    Depreciation              13.0      13.1      12.0      10.7      12.2
    Insurance and
    claims                     3.0       2.7       2.9       3.3       3.0
    Taxes and
    licenses                  11.7      10.7      10.7      10.7      10.9
    Supplies and
    other                      4.7       4.9       5.6       6.3       5.4
        Total operating
        expenses              97.7      94.7      93.7      98.1      96.0
Operating income               2.3       5.3       6.3       1.9       4.0
Interest expense               5.3       4.8       5.0       5.0       5.1
Income (loss) before
    income taxes              (3.0)      0.5       1.3      (3.1)      (1.1)
Income tax expense
    (benefit)                 (1.3)      0.2       0.6      (1.1)      (0.4)
Net income (loss)             (1.7)      0.3       0.7      (2.0)      (0.7)

QUARTERLY FINANCIAL DATA
                                                  1995
(In thousands except per share data)
                           Mar31    Jun 30     Sep 30    Dec 31    Year
Unaudited
INCOME STATEMENT
Operating revenue          $11,595   $11,819   $12,581   $13,216   $49,211
Operating expenses
    Salaries, wages and
    benefits                 4,560     4,671     5,186     5,420    19,837
    Purchased
    transportation             701       586       558       557     2,402
    Fuel                     1,214     1,329     1,408     1,560     5,511
    Maintenance                720       778       791       716     3,005
    Depreciation             1,383     1,653     1,721     1,760     6,517
    Insurance and
    claims                     405       401       361       427     1,594
    Taxes and
    licenses                 1,269     1,301     1,425     1,546     5,541
    Supplies and
    other                      569       656       850       700     2,775
        Total operating
        expenses            10,821    11,375    12,300    12,686    47,182
Operating income               774       444       281       530     2,029
Interest expense               445       547       619       672     2,283
Income (loss) before
    income taxes               329      (103)     (338)     (142)     (254)
Income tax expense
    (benefit)                  130       (37)     (136)      (54)      (97)
Net income (loss)          $   199   $   (66) $   (202)  $   (88) $   (157)
Outstanding shares           1,831     1,830     1,830     1,830     1,830
Earnings (loss) per share  $  0.11   $ (0.04) $  (0.11)  $ (0.05) $  (0.09)

PERCENT OF REVENUE
Operating revenue            100.0%    100.0%    100.0%     100.0%   100.0%
Operating expenses
    Salaries, wages and
    benefits                  39.3      39.5      41.2       41.0      40.3
    Purchased
    transportation             6.0       5.0       4.4        4.2       4.9
    Fuel                      10.5      11.2      11.2       11.8      11.2
    Maintenance                6.2       6.6       6.3        5.4       6.1
    Depreciation              11.9      14.0      13.7       13.3      13.2
    Insurance and
    claims                     3.5       3.4       2.9       3.2        3.3
    Taxes and
    licenses                  11.0      11.0      11.3      11.7       11.3
    Supplies and
    other                      4.9       5.6       6.8       5.3        5.6
        Total operating
        expenses              93.3      96.2      97.8      96.0       95.9
Operating income               6.7       3.8       2.2       4.0       4.1
Interest expense               3.8       4.6       4.9       5.1       4.6
Income (loss) before
    income taxes               2.8      (0.9)     (2.7)     (1.1)     (0.5)
Income tax expense
    (benefit)                  1.1      (0.3)     (1.1)     (0.4)     (0.2)
Net income (loss)              1.7      (0.6)     (1.6)     (0.7)     (0.3)

Stockholder Information

At March 1, 1997, there were 179 stockholders of record. Since many stockholders hold their certificates in "street name," management estimates the number of individual stockholders is approximately 1,000.


Price Range of Stock

   The company's common stock is traded on The Nasdaq
Stock Market/National Market System under the symbol OTRX.
The following table sets forth for the periods indicated the high and low sale prices of the common stock, as reported by The Nasdaq Stock Market.


                                   1995
Period                                       Stock Price (Low-High)
Jan 1 to Mar 31, 1995                        $7.500  -  $10.250
Apr 1 to Jun 30, 1995                        $6.250  -  $9.250
Jul 1 to Sep 30, 1995                        $4.500  -  $7.500
Oct 1 to Dec 31, 1995                        $4.250  -  $5.500

                                1996-1997
Period                                       Stock Price (Low-High)
Jan 1 to Mar 31, 1996                        $4.250 - $5.000
Apr 1 to Jun 30, 1996                        $4.500 - $5.750
Jul 1 to Sep 30, 1996                        $4.875 - $5.875
Oct 1 to Dec 31, 1996                        $3.250 - $5.375
Jan 1 to Feb 28, 1997                        $3.000 - $4.000

 To date, the company has not declared or paid any dividends on its Common Stock and presently does not anticipate paying any such dividends in the foreseeable future. It is management's present intention to retain future earnings, if any, for use in its business.

Stockholder Information

Corporate Offices                         Transfer Agent
OTR Express, Inc.                         UMB Bank of Kansas City, N.A.
804 N. Meadowbrook Drive                  Securities Tranfer Division
Olathe, Kansas  66062                     P.O. Box 410064
(913) 829-1616                            Kansas City, Missouri 64141-0064

Mailing address:
     P.O. Box 2819                        Indepedendent Auditors
     Olathe, KS  66063-0819               Arthur Andersen LLP
                                          911 Main
                                          Suite 1500
                                          Kansas City, Missouri  64105

Annual Meeting                            General Counsel
The annual meeting of the stockholders    Bryan Cave LLP
will be at 7:00 p.m., Thursday,           7500 College Boulevard
May 1, 1997, at the Doubletree Hotel,     Suite 1100
10100 College Boulevard, Overland Park,   Overland Park, Ks.  66210
Kansas

Form 10-K                                 Common Stock Listing
Stockholders may receive a copy of        OTR Express, Inc. common stock
the company's 1996 Annual Report to       is traded on the NASDAQ National
the Securities and Exchange Commission    Market System under the
on Form 10-K free of charge by writing    symbol: OTRX
to:
             Investor Relations
             804 N. Meadowbrook Dr.
             P.O. Box 2819
             Olathe, Kansas  66063

OTR Express, Inc.
804 N. Meadowbrook Drive      Olathe, Kansas 66063-0819
1-913-829-1616   Fax 1-913-829-0622
(Back Cover picture of OTR tractor omitted)