Form 10-K, Exhibit 13
period 1997-12-31
OTR EXPRESS INC/KS
filed 1998-03-25
CIK 881895

OTR EXPRESS, INC.
(Pictured on cover OTR tractor omitted)

                                    1997 ANNUAL REPORT

                              (Pictured on cover OTR logo omitted)

                OTR's revised operating strategy, stronger freight demand and lower fuel costs produced an 86 percent increase in operating income in 1997.

               OTR's investment in service capability and its national
                account marketing program have enabled the company to
                     begin serving large national shippers.

                    OTR now offers QualComm OmniTRACS satellite
            communications on every truck, electronic data interchange
           (EDI) for transmitting load status to customers, and 53-foot air-ride trailers for premium capacity and safety.

             OTR's operating strategy and technological leadership have enabled it to increase revenues at an annual compound
                growth rate of 24 percent during the past five years.





         Table of Contents
     Highlights                             1
     Letter from the Chairman               3
     Letter from the President              4
     New Operating Strategy and Technology  6
     Customer Service and Marketing         7
     Driver Incentive Management System     8
     Financial Review                       9
     Financial Statements                  13
     Directors and Officers                25
     Quarterly Financial Data              26
     Stockholder Information               28

(Graphs-five year histories of various operating statistics omitted)

Financial Highlights
CAPTION>
(In thousands except per share data)
                           1997       1996       1995       1994      1993

Income Statement Data

Operating revenue          $63,797    $55,261    $49,211    $42,760   $30,646
Operating income             4,091      2,195      2,029      3,648     2,452
Net income (loss)              509       (368)      (157)     1,278       744

Outstanding shares           1,840      1,836      1,830      1,825     1,817
Earnings (loss) per share  $  0.28    $ (0.20)   $ (0.09)   $  0.70   $  0.41

Operating ratio (1)           93.6%      96.0%      95.9%      91.5%     92.0%


Balance Sheet Data
Current assets             $ 9,223    $ 7,681    $ 6,799    $ 6,109   $ 4,413
Current liabilities         18,140     19,152     17,187     10,781     7,402
Total assets                56,034     50,576     48,883     36,720    28,508
Short-term debt             14,260     15,751     13,968      7,913     5,606
Long-term debt, less
    current portion         26,688     21,019     20,844     14,595    11,995
Stockholders' equity         9,346      8,805      9,156      9,301     7,973

(1) Operating expenses as a percentage of operating revenue


Operational Highlights
                           1997       1996       1995       1994      1993

Total miles (in thousands)  58,253     52,330     47,197     40,279    30,644
Average number of tractors     525        506        450        345       262
Revenue per loaded mile    $ 1.121    $ 1.066    $ 1.031    $ 1.041   $ 1.013
Revenue per mile           $ 1.036    $ 0.996    $ 0.963    $ 0.983   $ 0.957

Miles per week per truck     2,135      1,984      2,015      2,247     2,249
Empty miles percentage         7.6%       6.6%       6.6%       5.6%      5.6%
Miles per load               1,332      1,464      1,506      1,576     1,552

Number of employees -
 end of period                 642        559        575        464       365
Licensed tractors -
 end of period                 526        503        503        394       301
Owner operators -
 end of period                  10          -          -          -         -
Total tractors -
 end of period                 536        503        503        394       301
Licensed trailers -
 end of period                 765        608        567        449       329
Average equipment age
 (years)
  Tractors - end of period    1.97       1.82       1.23       1.50      1.34
  Trailers - end of period    1.53       1.88       3.05       2.92      2.81

Fuel purchases at wholesale
    (% of total )             27.0%      32.1%      31.9%      36.4%     32.3%

Average fuel cost
 per gallon                 $ 1.12     $ 1.17     $ 1.07     $ 1.04    $ 1.04

To Our Stockholders:

   1997 was a year in which our restructuring program produced very positive results, both financially and organizationally. In 1995, we began implementing a revised operating strategy to return OTR to the levels of profitability we enjoyed during the first ten years of the company's life. We have now implemented about 50 percent of the new plan and established important financial and operational benchmarks to help guide us through the next five years. These initiatives, coupled with the hard work of our associates, have returned OTR to profitability and laid the groundwork for our long-term growth and success.

   I am pleased to report that, effective February 1, 1998, Gary Klusman was promoted to president and chief executive officer. Gary has been our chief operating officer for nearly three years and has been largely responsible for developing and implementing our restructuring and five year plan. I have worked closely with Gary for the past six years since he joined OTR as chief financial officer and I am excited about the diversified experience he brings to his new position. Gary's financial background, along with his systems development, planning and operating experience make him an excellent choice to lead OTR into the next millennium.

   The compensation committee of our board of directors has developed a program for executive management to acquire a larger ownership stake in the company. The executives' compensation will largely be incentive-based so that their primary focus is increasing shareholder value. Each of the executives will have a substantial ownership position in the company.

   In addition to management and operational changes, we are also making changes at the board level. The board will restructure itself under a new corporate governance plan. One key aspect of our governance plan includes our emphasis on long term independence of board members. As shareholders, it is important that you are represented by a board that is independent of management. We also plan to conduct more committee meetings and fewer board meetings. The new plan calls for each board member to chair a committee of the board, to specialize in policy issues essential to that committee, and to report to the Board on his or her area of specialization.

   As chairman of the board, I will be a member of each board committee and will continue to work closely with management as the primary liaison to the board.

   As a result of these changes, we hope to provide our stockholders with more effective oversight of our company's management while not intruding on management prerogatives. We expect to continue OTR's rapid growth in the years ahead. As such, it is imperative that the board and management have a framework for reporting and decision making that is effective for both groups.

   During the past two years, we have undergone many changes; and we continue to change every day. We could not be successful implementing these changes without the most talented group of professionals in the trucking industry. I would like to take this opportunity to thank our dedicated employees and driver/managers for their responsiveness to the challenges we have presented to them. I also would like to thank you, our shareholders, for your confidence in our board and management team. We all have reason to be very excited about the future.

Very truly yours,




/s/ William P. Ward
William P. Ward
Chairman of the Board

To Our Stockholders:

   1997 was indeed an exciting year for OTR Express. Our return to profitability was highlighted by especially strong results in the third and fourth quarters. More importantly, we continued to make significant progress in our ability to serve larger, national account customers who represent the future of OTR.

   Continuing the initiatives that began in late 1995, we greatly enhanced our reputation as a premium service truckload carrier in 1997. We improved our technology advantages in the customer service area and raised our level of on-time delivery to an outstanding 96.9 percent of total loads (in an industry where 94.0 percent is considered excellent).

     As a result of these initatives, we began hauling freight for such well-known customers as Michael's Stores, Anheuser-Busch, Rheem Manufacturing and
J.C. Penney. Additionally, we increased the percentage of direct shipper freight to 77 percent from 61 percent in 1996, reducing our reliance on the less consistent and lower paying broker freight.

1997 Results

   Our continued success in implementing these initiatives, combined with improving market demand for freight services and decreasing fuel prices, resulted in significantly improved operating results in 1997.

      Revenues increased by 15 percent to $63.8 million from $55.3 million in 1996. The increase was primarily driven by higher revenue rates and equipment utilization. The average number of trucks in service increased only 4 percent over 1996.

   Operating income improved by 86 percent to $4.1 million in 1997 from $2.2 million in 1996. OTR reported an operating margin of 6.4 percent of revenues compared to 4.0 percent in 1996. Net earnings for the year were $509,000, or $0.28 per share (basic and diluted) compared to a loss of $368,000, or $0.20 per share (basic and diluted) in 1996.

   OTR's revenue and profitability improvements in 1997 were directly related to the development of strong direct shipper relationships that drove the revenue per mile up to $1.036 in 1997 from $0.996 in the prior year.

   Wages as a percent of revenue decreased to 40.0 percent in 1997 from 40.5 percent in 1996, even while the market for qualified drivers remained highly competitive. The company also benefited from lower fuel costs in the second half of 1997 with a yearly blended cost of $1.12 per gallon compared to $1.17 in 1996.

                        Implementation of Revised
                            Operating Strategy

OTR's new operating strategy was initiated in late 1995 with four distinct phases in the implementation process:

I.   Develop customer service capabilities
II.   Develop direct shipper base to 90 percent of total miles
III.   Modify shipper data base for new strategy
IV.   Capitalize on market advantagesthrough expansion

   We have successfully implemented Phases I and II of the revised operating strategy with the positive results reflected in the last six months of 1997.
The service capabilities have been developed to meet the needs of virtually any shipper. In December 1997, the shipper percentage exceeded our goal of 90% of total miles.

   We expect to implement Phase III beginning in 1998 and continue our efforts to improve revenue rates and utilization.

   Phase IV expansion should begin in 1998 with the planned addition of 50 company trucks, 50 owner operators and 250 expansion drop trailers to help customers meet just-in-time inventory needs. Our owner operator program, which began in late 1997, has been very successful with 25 owner operators on board at February 28, 1998.

                            Outlook for 1998

   This is an exciting time to be a transportation company that excels in the areas of technology and customer service. We have the ability and intent to take advantage of our strengths in both of these areas.

   OTR has always been a cost-conscious company, maintaining a low cost per mile due to our experienced fleet of drivers, dedicated staff and high level of computer automation.

   We have significant potential to increase our revenue rates by adding new transportation services, modifying our customer data base and optimizing profitability on loads offered to us by customers. Our continued improvement in operating margins in 1998 and beyond largely depends on our ability to increase revenue rates.

   We want to thank you for your support as a stockholder of OTR Express. Our goal is to maximize stockholder value in the long-term within risk criteria specified by the board of directors. Every one of our 640 associates at OTR is committed to making your investment in OTR a profitable one.

Sincerely,


/s/ Gary J. Klusman

Gary J. Klusman
President and Chief Executive Officer

OTR's New Operating Strategy

   OTR Express has modified its operating strategy to target larger, national account shippers. OTR utilizes its leading edge technology to be an industry leader in customer service and on time reliability.

   In late 1995, OTR modified its operating strategy that had guided the company since our founding in 1985. The objective of OTR's new strategy is to attain substantial improvements in the following areas:
      Revenue per mile
      Equipment utilization
      Stability of the customer base
      Reduce reliance on freight brokers

In order to accomplish those key objectives, we separated the plan into four distinct phases to be implemented:

I.   Develop customer service capabilities
      Install satellite on-board communications on all units
      Implement electronic data interchange (EDI) with customers
      Offer guaranteed equipment and rates
      Convert to 53-foot air ride trailers
      Expand drop trailer fleet
      Provide dedicated customer service representatives

II.   Develop direct shipper base to 90 percent of total miles
      Reduce freight brokers to 10 percent of total miles
      Target large, national shippers with higher volume of freight who demand higher service requirements

III.   Modify shipper data base for new strategy
      Recruit customers into the data base who are oriented towards higher levels of service and will pay for that higher level of service
      Recruit shippers who feed OTR trucks into national account origination areas

IV.   Capitalize on market advantages through expansion
      Expand internally with company trucks or owner operators
      Develop acquisition strategy to leverage OTR technology and operational advantages

   Through 1997, OTR has substantially implemented Phases I and II of the plan and will continue to focus on rate and utilization improvement. OTR will continue to focus on Phases III and IV by strengthening the customer base and expanding the fleet to meet customers' service expectations.

 OTR Technology
   Since its inception, OTR has invested considerably in leading edge technology so that the company can maintain its customer service leadership.
We invest heavily in technology so that we can continue to operate efficiently and maximize service to our customers. A few of our significant technological investments include:

Qualcomm OmniTRACS System
   Each OTR truck is equipped with a Qualcomm OmniTRACS on-board satellite communications system that provides on-demand, immediate contact with drivers and global positioning reports for truck location, anywhere in the nation.
The company receives hourly position reports on all trucks. This service is critical for customers with just-in-time inventory management programs.


Electronic Data Interchange (EDI)
   Using set protocols, OTR provides daily or on-demand transfer of load status information to our customers by computer.

Freight Optimization System
   OTR continues to utilize its proprietary Freight Optimization System  as an
important part of its dispatching system.   The Freight Optimization System
utilizes the company's computer network and a software system developed internally.  This unique system is designed to enable OTR to maximize rates and minimize empty miles.

   The Freight Optimization System consists of the following four continuous systems:

o   Rate Analysis
o   Customer Priority Ranking
o   Fleet Replanning
o   Equipment Dispersal Management

   The Freight Optimization System will continue to benefit the company by working in conjunction with the new national accounts program to identify opportunities on non-national account freight and backhaul opportunities on national account freight.

Customer Service and Marketing

   During the past two years, OTR's marketing strategy has adapted to changing market conditions, primarily as a result of our goal to achieve higher levels of shipper freight. Today, we are focused on marketing OTR to larger national accounts capable of offering increased load counts at higher revenue rates.

   In addition to the advanced technology that OTR possesses, we offer customers the following additional services:

o Guaranteed equipment availability and rates, a commitment to a higher level of customer service.

o Total transportation solutions, including an expanded brokerage department to cover loads and warehousing.

o Drop trailers to meet customers' just-in-time inventory needs. The company expects to add an additional 250 drop trailers in 1998 and further expand its trailer to tractor ratio.

o Dedicated customer service department charged with serving the freight needs of our larger national account shippers.
The customer service department provides customers with a contact within OTR who can respond to all customer needs.

Short-haul division

   In 1997, in order to meet the needs of our growing customer base, we added a regional short-haul division at the Olathe terminal facility. In November
1997, the company established an additional short-haul division in Chicago.

   The short-haul division allows OTR to complement its national fleet with a regional fleet. The short-haul division generates higher revenue rates as a result of the length of haul. Approximately 6 percent of OTR's fleet is made up of short-haul trucks. As a result of the success of the short-haul division, OTR will consider expanding to other cities based on the potential market size, profit potential and customer demand.

On-time reliability

   OTR continues to offer customers on-time reliability in a manner that few can match:

o Our drivers are an average of 46 years of age and have more than 14 years driving experience.

o We provide high-quality, low mileage, reliable equipment to minimize downtime.

o We have a superior service record- with a historical on-time delivery percentage of greater than 96 percent.

Driver Incentive Management System

   An article in the industry publication Transport Topics characterized driving for OTR as "A thinking man's job." Driver/managers are given a high level of responsibility to manage the profitability of their equipment. OTR provides financial incentives to its equipment managers to analyze each decision based on the impact on net income. This system results in higher revenues and utilization with reduced fuel costs, maintenance, accidents, insurance premiums and road expenses.
   Management has recognized from the start the importance of quality, experienced equipment managers. The company is committed to paying managers a premium wage and providing them with equipment they are proud to drive. This approach has produced a group of managers averaging 46 years of age and 14 years of experience.
   The company's Driver Incentive Management System rewards equipment managers with mileage pay and profit center distributions based on their profitability for OTR based on the profitability of their equipment.


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

   Managers receive quarterly profit center distributions based on their profits and the profit of the company.

Selected Financial Data
(In thousands except per share data)
                            1997       1996       1995       1994     1993
INCOME STATEMENT
Operating revenue           $63,797    $55,261    $49,211    $42,760   $30,646
Operating expenses
    Salaries, wages and
     benefits                25,549     22,395     19,837     15,912    10,779
    Purchased
    transportation            3,757      2,930      2,402      2,094       825
    Fuel                      7,632      7,011      5,511      4,546     3,777
    Maintenance               3,654      3,310      3,005      2,648     1,896
    Depreciation              7,401      6,723      6,517      5,243     4,276
    Insurance and claims      1,882      1,639      1,594      1,738     1,624
    Taxes and licenses        6,124      6,048      5,541      4,684     3,508
    Supplies and other        3,708      3,010      2,775      2,247      1,509
        Total operating
        expenses             59,707     53,066     47,182     39,112    28,194
Operating income              4,090      2,195      2,029      3,648     2,452
Interest expense              3,269      2,789      2,283      1,449     1,143
Income (loss) before
 income taxes                   821       (594)      (254)     2,199     1,309
Income tax expense (benefit)    312       (226)       (97)       921       497
Income (loss) before change
    in acct principle           509       (368)      (157)     1,278       812
Cumulative effect of change
    in acct principle             -          -          -          -       (68)
Net income (loss)           $   509    $  (368)   $  (157)   $ 1,278   $   744
Outstanding shares
     Basic                    1,840      1,836      1,830      1,825     1,817
     Diluted                  1,840      1,836      1,830      1,825     1,817

EPS - basic and diluted     $  0.28    $ (0.20)   $ (0.09)    $ 0.70   $  0.41

PERCENT OF REVENUE
Operating revenue             100.0%     100.0%     100.0%     100.0%    100.0%
Operating expenses
    Salaries, wages and
    benefits                   40.0       40.5       40.3       37.2      35.2
    Purchased
    transportation              5.9        5.3        4.9        4.9       2.7
    Fuel                       12.0       12.7       11.2       10.6      12.3
    Maintenance                 5.8        6.0        6.1        6.2       6.2
    Depreciation               11.6       12.2       13.2       12.3      14.0
    Insurance and claims        2.9        3.0        3.3        4.1       5.3
    Taxes and licenses          9.6       10.9       11.3       11.0      11.4
    Supplies and other          5.8        5.4        5.6        5.2       4.9
        Total operating
         expenses              93.6       96.0       95.9       91.5      92.0
Operating income                6.4        4.0        4.1        8.5       8.0
Interest expense                5.1        5.1        4.6        3.4       3.7
Income (loss) before
 income taxes                   1.3       (1.1)      (0.5)       5.1       4.3
Income tax expense (benefit)    0.5       (0.4)      (0.2)       2.1       1.7
Income (loss) before change
    in acct principle           0.8       (0.7)      (0.3)       3.0       2.6
Cumulative effect of change
    in acct principle             -          -          -          -      (0.2)
Net income (loss)               0.8       (0.7)      (0.3)       3.0       2.4

Financial Review

1997 Compared to 1996

   Operating Revenue.    Operating revenue increased by 15.4% to $63.8 million
in 1997 from $55.3 million in 1996 primarily as a result of an increase in revenue rate per mile and utilization. Revenue per mile increased by 4.0% to $1.036 from $0.996. Miles per week per unit increased 7.6% to 2,135 from 1,984. Revenue per truck per week increased 12% to $2,212 in 1997 from $1,975 in 1996. The average number of tractors in service increased by 4.0% from 506 to 525 for the year. Revenue from brokerage of freight to other carriers increased 12.8% in 1997 to $3.7 million from $3.3 million in 1996.

   Operating Expenses.    Operating income improved to 6.4% of revenue from
4.0% in 1996.

   Salaries, wages and benefits decreased to 40.0% of revenue in 1997 compared to 40.5% in 1996 as a result of the increased revenue rates per mile. There were no increases in wage rates for drivers in 1996 or 1997.

   Purchased transportation, which represents payments to other trucklines for hauling loads contracted through the company's brokerage division and the cost of owner operators, was 5.9% of revenue in 1997 compared to 5.3% in 1996. The increase is a result of the addition of owner operators to the fleet beginning in September 1997 and a 12.8% increase in brokerage volume.

   Fuel decreased to 12.0% of revenue from 12.7% in 1996. The decrease is due to an increase in revenue rate per mile and lower fuel costs in 1997 versus 1996. The company's average fuel cost per gallon was $1.12 in 1997 compared to $1.17 in 1996. During the second half of 1997 fuel costs declined as a result of higher fuel inventories and increased oil production. The cost in 1996 is net of $220,000 of gain on fuel hedging contracts which were in the money as a result of higher fuel prices.





   Depreciation as a percent of revenue decreased to 11.6% in 1997 from 12.2% in 1996 as a result of higher revenue per truck in 1997.

   Insurance and claims decreased to 2.9% of revenue in 1997 from 3.0% in 1996. Effective January 1, 1997, the company's liability insurance carrier reduced its premium rate, lowering premiums by $37,000 in 1997.

   Taxes and licenses decreased to 9.6% of revenue in 1997 from 10.9% in 1996 as a result of higher revenue rates per mile in 1997.

   Supplies and other expenses increased to 5.8% of revenue from 5.4% in 1996. The company installed on-board communications on its entire fleet in August 1996. In 1997, the company incurred a full year of on-board communications costs versus five months of costs in 1996. Additionally, advertising costs for new drivers increased in 1997.

   Interest Expense. Interest expense was 5.1% of revenue in both 1996 and 1997. In both 1996 and 1997, 81% of the company's capital was interest bearing.

   Net Income (Loss). Net income for 1997 was $509,000 or $0.28 per share compared to a net loss of $368,000 or $0.20 per share in 1996.

1996 Compared to 1995

   Operating Revenue. Operating revenue increased by 12.3% to $55.3 million in 1996 from $49.2 million in 1995. The average number of tractors in service increased by 12% from 450 to 506 for the year . The company continued to allocate additional resources to the brokerage operation in 1996, resulting in a 25.3% increase in revenue from freight brokered by the company to other carriers to $3.3 million in 1996 from $2.6 million in 1995.

   Operating Expenses.   Operating income was 4.0% of revenue in 1996 compared
to 4.1% in 1995.

   Salaries, wages and benefits increased to 40.5% of revenue in 1996 compared to 40.3% in 1995. The company increased wage rates for drivers twice in 1995 to attract and retain highly qualified and experienced drivers in a very competitive market. There were no increases in wage rates for drivers in 1996.

   Purchased transportation was 5.3% of revenue compared to 4.9% in 1995 as a result of the 25% increase in brokerage revenue.

   Fuel increased to 12.7% of revenue from 11.2% in 1995. The increase is primarily due to an increase in the average fuel cost per gallon ($1.17 in 1996 vs. $1.07 in 1995). The cost in 1996 is net of $220,000 of gain on fuel hedging contracts.

   Depreciation as a percent of revenue was 12.2% in 1996 compared to 13.2% in 1995. The decrease is primarily a result of an extended holding period for tractors. In 1996, the company began depreciating its tractors straight line over 40 months to an estimated salvage value versus 36 months to an estimated salvage value in 1995 to better match revenues with expenses.

   Insurance and claims decreased to 3.0% of revenue in 1996 from 3.3% in 1995. Effective January 1, 1996, the company's liability insurance carrier reduced its premium rate, reducing premiums by $115,000 in 1996 versus 1995. In addition, the company had a more favorable loss experience per mile in 1996.

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

   Net Income (Loss). The net loss for 1996 was $368,000 or $0.20 per share compared to a net loss of $157,000 or $0.09 per share in 1995.

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

Liquidity and Capital Resources

   The growth of the company's business has required significant investments in new revenue equipment acquired primarily through secured borrowings. Net capital expenditures, principally for revenue equipment, were $18.0 million, $7.6 million and $11.3 million for the years ended December 31, 1995, 1996 and 1997, respectively. Included in the 1996 figure is $1.6 million for on-board satellite communications equipment. The company plans to expand its company-
owned fleet by 50 tractors in 1998.   At February 28, 1998, the company had
arrangements for 61 tractors (26 new units and 35 replacement units) at a cost of $4.9 million, as well as 150 new trailers at a cost of $2.9 million. The company's capital expenditures will be financed through internally generated funds and secured borrowings.

   Historically, the company has obtained loans for its revenue equipment which are of shorter duration (three to five years for trailers, four and a half years for tractors) than the economic useful lives of the equipment. While such loans have current maturities that tend to create working capital deficits that could adversely affect cash flows, management believes these factors are mitigated by the more attractive interest rates and terms available on these shorter maturities. This financing practice has been a significant cause of the working capital deficit which has existed since the company's inception.

   The company intends to continue to obtain loans with shorter maturities than the useful lives of its revenue equipment. This method of financing can be expected to continue to produce working capital deficits in the future. The company's working capital deficit at December 31, 1997 was $8.9 million. Primarily due to the company's equity position and the potential for refinancing of both unencumbered and encumbered assets, working capital deficits historically have not been a barrier to the company's ability to borrow funds for operations and expansion.

   The company has a credit line of $8.0 million with its primary lending bank that bears interest at the prime lending rate.
Borrowings under this line were $3.5 million at December 31, 1997 and $1.5 million of the available credit line was committed for letters of credit issued by the bank. The current line expires June 9, 2000 and is secured by accounts receivable. The company has received commitments for up to $8 million of new revenue equipment financing that will be at fixed interest rates. In the opinion of management, the company has adequate liquidity for the foreseeable future based upon funds expected to be generated from operations, the company's equity position, the potential for refinancing of assets owned by the company and the company's ability to obtain secured equipment financing.

Year 2000 Issue

   The company has assessed and continues to assess the impact of the Year 2000 Issue on its reporting systems and operations. The Year 2000 Issue exists because many computer systems and applications currently use two-digit date fields to designate a year. As the century date occurs, two-digit date sensitive systems will recognize the year 2000 as 1900 or not at all. The company has assessed the impact of the Year 2000 Issue on its computer systems and is in the process of remediating the affected hardware and software. The company plans to complete the required modifications by March 31, 1999 and has not incurred any costs relating to the Year 2000 Issue. The company does not believe that the cost of either modification of existing software or conversion to new software will be significant or that the Year 2000 Issue will pose significant operational problems for its computer systems.

Other

   This annual report contains forward-looking statements that are based on current expectations and are subject to risks and uncertainties. Such comments are based upon information available to management and management's perception thereof as of the date of this annual report. Actual results could differ materially from those forward looking statements. Such differences could be caused by a number of factors including, but not limited to, potential adverse effects of regulation; changes in competition and the effects of such changes; increased competition; changes in fuel prices; changes in economic, political or regulatory environments; litigation involving the company; changes in the availability of a stable labor force; ability of the company to hire drivers meeting company standards; changes in management strategies; environmental or tax matters and risks described from time to time in reports filed by the company with the Securities and Exchange Commission. Readers should take these factors into account in evaluating any such forward-looking statements.

                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Board of Directors and Stockholders of OTR Express, Inc.:

   We have audited the accompanying balance sheets of OTR Express, Inc. (a Kansas corporation) as of December 31, 1997 and 1996, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OTR Express, Inc. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.







                                         /s/ Arthur Andersen LLP
                                         ARTHUR ANDERSEN LLP



Kansas City, Missouri
February 5, 1998

Balance Sheets                                              OTR Express, Inc.
At December 31                                    1997          1996
ASSETS
CURRENT ASSETS
   Cash                                           $    318,760  $    43,107
   Accounts receivable, less allowance
   of $101,123 and $57,016                           7,736,360    6,436,920
   Fuel inventory                                      155,762      162,826
   Prepaid expenses and other                        1,012,517    1,038,207
      TOTAL CURRENT ASSETS                           9,223,399    7,681,060

PROPERTY AND EQUIPMENT, at cost, less
   accumulated depreciation                         46,810,777   42,894,525

      TOTAL ASSETS                                 $56,034,176  $50,575,585

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Bank note payable                               $         -  $ 1,389,000
   Accounts payable, trade                           1,603,654    1,396,760
   Accrued payroll and taxes                           861,857      823,811
   Other accrued expenses                            1,414,721    1,180,900
   Current portion of long-term debt                14,259,700   14,361,651
      TOTAL CURRENT LIABILITIES                     18,139,932   19,152,122

LONG-TERM DEBT                                      26,688,357   21,019,354
DEFERRED INCOME TAXES                                1,859,803    1,599,014
COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDERS' EQUITY
   Common stock, $.01 par value, 5,000,000
   shares authorized, 1,849,209 and
   1,842,209 issued                                     18,492       18,422
   Additional paid-in capital                        6,581,214    6,540,124
   Retained earnings                                 2,792,762    2,283,284
   Treasury stock, 8,693 and 6,690 shares              (46,384)     (36,735)
      TOTAL STOCKHOLDERS' EQUITY                     9,346,084    8,805,095

      TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY                                       $56,034,176  $50,575,585



The notes to financial statements are an integral part of these statements.

Statements of  Operations                                    OTR Express, Inc.

For the Years Ended December 31         1997         1996         1995
Operating revenue
   Freight revenue                      $60,127,246  $52,008,754  $46,615,804
   Brokerage revenue                      3,669,346    3,251,842    2,595,318

   Total operating revenue               63,796,592   55,260,596   49,211,122

Operating expenses
   Salaries, wages and benefits          25,548,804   22,394,911   19,837,132
   Purchased transportation               3,756,648    2,930,271    2,401,605
   Fuel                                   7,631,908    7,011,074    5,511,198
   Maintenance                            3,654,294    3,310,101    3,005,321
   Depreciation                           7,400,583    6,722,717    6,516,919
   Insurance and claims                   1,881,278    1,639,039    1,593,642
   Taxes and licenses                     6,124,075    6,047,748    5,541,240
   Supplies and other                     3,708,124    3,010,050    2,774,623

   Total operating expenses              59,705,714   53,065,911   47,181,680

Operating income                          4,090,878    2,194,685    2,029,442

Interest expense                          3,269,138    2,788,749    2,283,107

Income (loss) before income taxes           821,740     (594,064)    (253,665)

Income tax expense (benefit)                312,262     (225,744)     (96,393)

Net income (loss)                       $   509,478  $  (368,320) $  (157,272)

Weighted average number of shares
   Basic                                  1,840,091    1,835,650    1,830,246
   Diluted                                1,841,805    1,835,650    1,830,246


Earnings (loss) per share
   Basic                                $      0.28   $    (0.20) $     (0.09)
   Diluted                              $      0.28   $    (0.20) $     (0.09)


The notes to financial statements are an integral part of these statements.

Statements of Stockholders' Equity                           OTR Express, Inc.

                      Common   Additional   Retained    Treasury   Total
                      Stock    Paid-In      Earnings    Stock      Stockholders'
                               Capital                             Equity

Balance, December
 31, 1994             $18,282  $6,484,264   $2,808,876  $(10,490)  $9,300,932

Allocation of
 common stock held
 by ESOP                   70      31,430            -         -       31,500
Repurchase of common
 stock                      -           -            -   (19,246)     (19,246)
Net loss                    -           -     (157,272)        -     (157,272)

Balance, December
 31, 1995              18,352   6,515,694    2,651,604   (29,736)   9,155,914

Allocation of
 common stock held
 by ESOP                   70      24,430           -          -       24,500
Repurchase of common
 stock                      -           -           -     (6,999)      (6,999)
Net loss                    -           -    (368,320)         -     (368,320)

Balance, December
 31, 1996              18,422   6,540,124   2,283,284    (36,735)   8,805,095

Allocation of
 common stock held
 by ESOP                   70      41,090           -          -       41,160
Repurchase of common
 stock                      -           -           -     (9,649)      (9,649)
Net income                  -           -     509,478          -      509,478

Balance, December
 31, 1997             $18,492  $6,581,214  $2,792,762   $(46,384)  $9,346,084




The notes to financial statements are an integral part of these statements.

Statements of  Cash Flows                                    OTR Express, Inc.

For the Years Ended December 31       1997         1996          1995
OPERATING ACTIVITIES
Net income (loss)                     $   509,478  $   (368,320) $   (157,272)
Adjustments to reconcile
 net income (loss) to net cash
 provided by operating activities
   Depreciation                         7,400,583     6,722,717     6,516,919
   Deferred income taxes                  312,262      (225,744)      (96,393)
   ESOP expenses and other                 41,160        24,500        31,500
Changes in certain working capital
 items
   Accounts receivable                 (1,299,440)     (428,528)     (489,820)
   Other assets                           (18,718)     (223,078)     (145,111)
   Accounts payable and accrued
   expenses                               478,761       182,600        99,866
      Net cash provided by
       operating activities             7,424,086     5,684,147     5,759,689

INVESTING ACTIVITIES
Acquisition of property
 and equipment                        (17,631,434)  (11,335,083)  (23,409,750)
Disposition of property
 and equipment                          6,314,599     3,707,187     5,380,077
      Net cash used in investing
       activities                     (11,316,835)   (7,627,896)  (18,029,673)

FINANCING ACTIVITIES
Proceeds from issuance of long
 term debt                             21,250,515    20,370,872    21,846,185
Repayments of long-term debt          (19,164,775)  (17,279,563)  (11,331,461)
Net increase (decrease) in bank
 notes payable                          2,092,312    (1,133,555)    1,790,000
Other                                      (9,650)       (6,999)      (19,246)
      Net cash provided by financing
       activities                       4,168,402     1,950,755    12,285,478

      Net increase in cash                275,653         7,006        15,494
      Cash, beginning of year              43,107        36,101        20,607

      Cash, end of year               $   318,760   $    43,107   $    36,101

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

      Cash paid for interest          $ 3,265,120   $ 2,794,254   $ 2,271,420

      Cash paid (refunded) for
       income taxes, net                   41,474      (128,986)      250,637



The notes to financial statements are an integral part of these statements.

                          NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

OTR Express, Inc. ("the company") is a dry van, truckload carrier headquartered in Olathe, Kansas. The company transports general commodities through the continental United States.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Concentration of Credit

The company's primary market includes medium and large sized full truckload shippers in the United States. Loads encompass all types of products for dry vans, excluding perishables. Credit is usually granted on an unsecured basis and no significant concentration of credit currently exists.

Fuel Hedging

The company purchases six month call options on No. 2 heating oil to manage exposure to fluctuations in diesel fuel prices. The company's exposure to loss is limited to the premium cost of the contract. The options are carried at cost. Gains and losses are deferred and recognized as adjustments to fuel expense when the underlying hedged transactions (fuel purchases) occur. At December 31, 1997, option fair values totaled $10,000, deferred losses totaled $35,000 and notional amounts totaled $1,797,000. At December 31, 1996, option fair values totaled $127,000, deferred gains totaled $55,000 and notional amounts totaled $2,794,000.

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

Depreciation of property and equipment is computed using straight line methods and the following estimated useful lives:

 Assets                                           Estimated Useful Lives

Tractors                                                 3.4 years
Trailers                                                  10 years
Computer equipment, software
  and other property                                  5 - 12 years
Buildings and improvements                         31.5 - 40 years

The company depreciates tractors to estimated salvage values, currently 46% to 51% of original cost. The company depreciates trailers to estimated salvage values, currently 21% to 24% of original cost.

Fair Value of  Financial Instruments

Cash, accounts receivable, payables and accruals approximate fair value. The fair value of long-term debt, including current portion, approximates carrying value based on duration of notes and their interest rates.

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

2.  PROPERTY AND EQUIPMENT

                                        1997              1996
   Cost
   Tractors                             $41,277,834       $39,261,365
   Trailers                              13,906,069        10,352,234
   Land                                     838,962           838,962
   Buildings and improvements             2,879,459         2,879,459
   Computers and onboard communications
    equipment                             2,358,357         2,140,269
   Other                                  1,235,196         1,081,808
   Total cost                            62,495,877        56,554,097
   Less accumulated depreciation         15,685,100        13,659,572
   Net property and equipment           $46,810,777       $42,894,525

3.  BANK NOTE PAYABLE

Bank note payable at December 31, 1996 consisted of a $5,500,000 short-term line of credit bearing interest at the prime rate, collateralized by qualified accounts receivable, as defined. In June 1997, the company elected to convert the note to a long-term revolving line of credit at another lending institution as more fully described in Note 4.

Borrowings on the line totaled $1,389,000 at December 31, 1996. The company had $2,029,000 of additional borrowing availability as of December 31, 1996. At December 31, 1996, $1,501,000 of the available line was allocated to outstanding letters of credit. The weighted average interest rate on the line of credit for the year ended December 31, 1996 was 8.50%. The annual average balance borrowed on the line of credit for the year ended December 31, 1996 was $1,242,000.


4.  LONG-TERM DEBT

                                             1997                1996
Line of credit , interest payable
 monthly at the prime rate (8.50%
 at December 31, 1997) due June 9, 2000,
 collateralized by accounts receivable (1)   $ 3,481,312         $         -

Installment notes, 6.20% to 9.16% payable
 in monthly installments of principal and
 interest through January 2003,
 collateralized by tractors, trailers and
 computer equipment                           35,961,915          33,824,958

Installment notes, 7% to 8.75%,
 payable in monthly installments through
 January 2005, collateralized by real
 property                                      1,504,830           1,556,047
                                              40,948,057          35,381,005
   Less current portion                       14,259,700          14,361,651
   Long-term debt                            $26,688,357         $21,019,354

4.  LONG-TERM DEBT (continued)

Maturities of long-term debt are as
  follows:
                      1998                  $14,259,700
                      1999                   10,460,444
                      2000                   11,972,116
                      2001                    2,993,947
                      2002                    1,013,015
                      Thereafter                248,835
                                            $40,948,057

(1) The line of credit agreement provides for maximum borrowings of $7,000,000 based on an 85% advance rate on eligible accounts receivable, as defined, through December 31, 1997. Should the company's tangible net worth, as defined, exceed $9,000,000 million based on the December 31, 1997 audited financial statements, the maximum borrowing on the line increases to $8,000,000. The line bears interest at a variable rate, based upon the prime rate, or LIBOR, at the company's election. The agreement contains certain covenants relating to tangible net worth, leverage ratios, debt service coverage and other factors. The company was in compliance with all required covenants at December 31, 1997. A total of $1,500,000 of the credit line was committed for letters of credit. The unborrowed amount available at December 31, 1997 was $1,500,000. The weighted average interest rate on the line of credit for the year ended December 31, 1997 was 8.80%. The annual average balance borrowed on the line of credit and the bank note payable (Note 3) for the year ended December 31, 1997 was $2,332,000.


5.  STOCK OPTION PLAN

The company has reserved 110,000 shares of its common stock for issuance to key management personnel and directors of the company under three stock option plans. The plans permit grants of nonqualified stock options. The option price cannot be lower than the fair market value of the stock at the date of grant. The options are exercisable over a period not to exceed 10 years from the date of grant (5 years for a more than 10% shareholder). Options outstanding at December 31, 1997 had a weighted average contractual life of seven years, eight months and exercise prices ranged from $3.75 to $6.00 per share.

The company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its plan, and accordingly has not recognized compensation costs in its financial statements for such plans. Had compensation costs been recognized in accordance with Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, the company's operating results would have been reported at the unaudited pro forma amounts indicated below:


                                        1997        1996        1995
Net income (loss):
As reported                             $509,478    $(368,320)  $(157,272)
Pro Forma                               $480,071    $(388,216)  $(191,017)


Earnings (loss) per share:
As reported                             $   0.28    $   (0.20)  $   (0.09)
Pro Forma                               $   0.26    $   (0.21)  $   (0.10)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for the 1997, 1996 and 1995 grants:

                                      1997               1996         1995
Dividend yield                        None               None         None
Expected volatility                   40.5%     32.6% to 36.3%        43.7%
Risk-free interest rate        5.7% to 6.4%       5.9% to 6.2%         5.4%
Expected option life               3 years            3 years      3 Years


A summary of the company's stock option plans as of December 31, 1997 and changes during 1997, 1996 and 1995 is presented below:


                         1997                 1996                   1995
                  Shares  Per Share     Shares   Per Share   Shares  Per Share
                             (a)                    (a)                 (a)
Outstanding at
  beginning of
  year            80,000   $5.18        50,000     $5.30         -           -

Granted           30,000   $5.63        30,000     $4.99     50,000      $5.30

Exercised              -       -             -         -          -          -

Forfeited              -       -             -         -          -          -
Outstanding at
   end of year   110,000   $5.30        80,000     $5.18     50,000      $5.30
Exercisable at
   end of year    52,545                26,333                    -

Weighted average
   fair value
   of options
   granted
   during the
   year         $47,000                $32,000              $54,000

(a)  Weighted average exercise price per share.


6.  EMPLOYEE STOCK OWNERSHIP PLAN

The company has a non-qualified ESOP which enables eligible employees to acquire shares of the company's common stock. The cost of the ESOP is borne by the company. In each of the years 1997, 1996 and 1995, 7,000 shares of stock held by the ESOP were allocated to participants, resulting in ESOP expense of $41,160, $24,500 and $31,500 for the years ended December 31, 1997, 1996 and 1995, respectively. The company has elected to grant 3,500 shares to the ESOP in 1998.

7.  INCOME TAXES

Deferred income taxes reflect the impact of temporary differences between assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.

Deferred tax assets and liabilities are comprised of the following at December
31:

                                                    1997           1996
Deferred tax assets
   Claims and other reserves                    $  472,507     $  378,341
   Net operating loss carryforward               1,069,926      2,023,708
   Other                                           273,208        182,655
                                                 1,815,641      2,584,704
Deferred tax liabilities
   Property and equipment                        3,416,036      3,983,038
   Revenue                                         259,408        200,680
                                                 3,675,444      4,183,718

Net deferred tax liability                      $1,859,803     $1,599,014

A reconciliation between the provision for income taxes and the expected taxes using the federal statutory rate of 34% follows:

                                          1997       1996         1995

Tax expense (benefit) at federal
 statutory rate                       $ 279,392   $(201,982)   $ (86,246)
State income tax expense (benefit)       32,870     (23,762)     (10,147)
     Deferred income tax expense
      (benefit)                       $ 312,262   $(225,744)   $ (96,393)


The company has available net operating loss carryforwards of approximately $2,816,000 for regular income tax purposes expiring through 2011.

8.  EARNINGS PER SHARE

In February, 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, "Earnings Per Share", effective for periods ending after December 15, 1997, requiring presentation of basic and diluted earnings per share. SFAS 128 supersedes Accounting Principles Board Opinion (APB) No. 15 and related pronouncements and replaces the computations of primary and fully diluted earnings per share (EPS) with basic and diluted EPS, respectively. Basic earnings per share is based upon the weighted average common shares outstanding during the year. Dilutive earnings per share is based upon the weighted average common and common equivalent shares outstanding during each year. Employee stock options are the company's only common stock equivalents; there are no other potentially dilutive securities. There was no effect of this accounting change on previously reported earnings per share.

Basic earnings (loss) per share and diluted earnings per share were $.28, ($.20), and ($.09) for the years ending December 31, 1997, 1996, and 1995 respectively. Options to purchase 5,000 shares that would have been outstanding upon the assumed exercise of dilutive options were immaterial for the year ended December 31, 1997.

Options to purchase an additional 105,000 shares of common stock at various exercise prices ranging from $3.75 - $6.00 were outstanding during 1997, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average marker price of the common shares. These options, which expire in 3 to 10 years, were still outstanding at the end of 1997.


9.  COMMITMENTS AND CONTINGENCIES

Various legal actions, claims and assessments are pending against the company. It is the opinion of management that these actions will have no significant impact on the company's financial condition or its results of operations.

Under an agreement with its auto liability insurance carrier, the company retains the first $100,000 of paid losses for any single occurrence involving cargo, personal injury or property damage. Liability in excess of these amounts is generally assumed by the carrier up to $10 million per occurrence. The agreement with the carrier is collateralized by letters of credit totaling $396,000 and deposits of $39,750.

The company is self-insured for workers' compensation through a program with the State of Kansas. All claims are processed by a third party administrator and the company will pay all losses and loss adjusting expense. The company carries an excess reinsurance policy that will limit the company's losses to $250,000 per occurrence and $10,000,000 aggregate per year. The agreement with the State of Kansas is collateralized by letters of credit totaling $1,100,000.

Board of Directors                                Executive and Other Officers

William P. Ward (1)                               William P. Ward
Chairman of the Board                             Chairman of the Board
OTR Express, Inc.
                                                  Gary J. Klusman
Gary J. Klusman  (1)                              President and
President and                                     Chief Executive Officer
Chief Executive Officer
OTR Express, Inc.
                                                  Janice Kathryn Ward
Janice Kathryn Ward                               Vice President Compensation
Vice President Compensation                       Administration
and Administration
OTR Express, Inc.                                 Steven W. Ruben
                                                  Vice President Finance and
                                                  Chief Financial Officer
Dr. James P. Anthony  (2)
Radiologist
Carondelet Radiology Group                        Christine D. Schowengerdt
                                                  Treasurer and Assistant
                                                  Secretary
Frank J. Becker
President
Becker Investments, Inc.                          Carolyn J. Davidson
                                                  Administrative Vice
                                                  President and Secretary
Terry G. Christenberry  (2)
President
Christenberry, Collet & Co., Inc.                 Gary L. Hinkle
                                                  Vice President Fleet
                                                  Management
Charles M. Foudree  (2), (3)
Executive Vice President - Finance                Susan K. Raymond
Harmon Industries, Inc.                           Vice President Dispatch
                                                  Administration

                                                  Marc E. Hirschmann
                                                  Vice President Maintenance
Dean W. Graves  (1)                               & Purchasing
Owner, Dean Graves, FAIA
Architectural Firm

                                                  Paul A. MacNaughton
                                                  Vice President Management
                                                  Information Systems
Dr. Ralph E. MacNaughton  (3)
Physician, Retired
Carondelet Radiology Group
                                                  Chip Seitz
                                                  Vice President OTR Services

(1)  Member of Executive Committee                Eric T. Janzen
(2)  Member of Audit Committee                    Vice President Marketing
(3)  Member of Compensation Committee
                                                  Jeffrey T. Brown
Photography by:                                   Vice President Dispatch
Larry Andrew, Andrew Photography (Cover
 and p. 4) , Attig Photography Studio
(p. 5) and OTR Express, Inc. driver/managers


QUARTERLY FINANCIAL DATA (Unaudited)
                                                    1997
(In thousands except per share data)
                      Mar 31      Jun 30      Sep 30     Dec 31      Year
INCOME STATEMENT
Operating revenue     $13,831     $15,663     $17,054    $17,249     $63,797
Operating expenses
    Salaries, wages
    and benefits        5,524       6,217       6,796      7,012      25,549
    Purchased
    transportation        940         847         934      1,036       3,757
    Fuel                1,824       1,876       1,908      2,024       7,632
    Maintenance           856         932         965        901       3,654
    Depreciation        1,716       1,811       1,936      1,938       7,401
    Insurance and
    claims                317         535         543        487       1,882
    Taxes and licenses  1,455       1,513       1,598      1,558       6,124
    Supplies and other    807         894         947      1,060       3,708
        Total operating
         expenses      13,439      14,625      15,627     16,016      59,707
Operating income          392       1,038       1,427      1,233       4,090
Interest expense          720         800         901        848       3,269
Income (loss) before
 income taxes            (328)        238         526        385         821
Income tax expense
 (benefit)               (125)         91         200        146         312
Net income (loss)     $  (203)    $   147     $   326    $   239     $   509
Weighted average
 number of shares
    Basic               1,841       1,841       1,841      1,841       1,840
    Diluted             1,841       1,841       1,841      1,842       1,842

Earnings (loss)
 per share
    Basic             $ (0.11)    $  0.08     $  0.18    $  0.13     $  0.28
    Diluted           $ (0.11)    $  0.08     $  0.18    $  0.13     $  0.28


PERCENT OF REVENUE
Operating revenue       100.0%      100.0%      100.0%      100.0%     100.0%
Operating expenses
    Salaries, wages
    and benefits         39.9        39.7        39.8        40.7       40.0
    Purchased
    transportation        6.8         5.4         5.5         6.0        5.9
    Fuel                 13.2        12.0        11.2        11.7       12.0
    Maintenance           6.3         5.9         5.8         5.3        5.8
    Depreciation         12.4        11.6        11.4        11.2       11.6
    Insurance
    and claims            2.3         3.4         3.2         2.8        2.9
    Taxes and licenses   10.5         9.7         9.2         9.0        9.6
    Supplies and other    5.8         5.7         5.5         6.2        5.8
        Total operating
         expenses        97.2        93.4        91.6        92.9       93.6
Operating income          2.8         6.6         8.4         7.1        6.4
Interest expense          5.2         5.1         5.3         4.9        5.1
Income (loss)
 before income taxes     (2.4)        1.5         3.1         2.2        1.3
Income tax expense
 (benefit)               (0.9)        0.6         1.2         0.8        0.5
Net income (loss)        (1.5)        0.9         1.9         1.4        0.8

QUARTERLY FINANCIAL DATA (Unaudited)
                                                  1996
(In thousands except per share data)
                      Mar 31      Jun 30     Sep 30      Dec 31      Year
INCOME STATEMENT
Operating revenue     $13,033     $13,406    $14,470     $14,352     $55,261
Operating expenses
    Salaries, wages
    and benefits        5,404       5,256      5,828       5,907      22,395
    Purchased
    transportation        647         734        702         847       2,930
    Fuel                1,639       1,696      1,687       1,989       7,011
    Maintenance           804         793        835         878       3,310
    Depreciation        1,699       1,755      1,730       1,539       6,723
    Insurance and
    claims                392         361        417         469       1,639
    Taxes and licenses  1,523       1,441      1,554       1,530       6,048
    Supplies and other    623         663        810         914       3,010
        Total operating
         expenses      12,731      12,699     13,563      14,073      53,066
Operating income          302         707        907         279       2,195
Interest expense          692         646        721         730       2,789
Income (loss) before
 income taxes            (390)         61        186        (451)       (594)
Income tax expense
 (benefit)               (168)         25         82        (165)       (226)
Net income (loss)     $  (222)    $    36    $   104     $  (286)   $   (368)
Weighted average
 number of shares
    Basic               1,836       1,836      1,836       1,836       1,836
    Diluted             1,836       1,836      1,836       1,836       1,836

Earnings (loss) per
 share
    Basic             $ (0.12)    $  0.02    $  0.06     $ (0.16)   $  (0.20)
    Diluted           $ (0.12)    $  0.02    $  0.06     $ (0.16)   $  (0.20)

PERCENT OF REVENUE
Operating revenue       100.0%      100.0%     100.0%      100.0%      100.0%
Operating expenses
    Salaries, wages
    and benefits         41.5        39.2       40.3        41.2        40.5
    Purchased
    transportation        5.0         5.5        4.8         5.9         5.3
    Fuel                 12.6        12.7       11.6        13.9        12.7
    Maintenance           6.2         5.9        5.8         6.1         6.0
    Depreciation         13.0        13.1       12.0        10.7        12.2
    Insurance and
    claims                3.0         2.7        2.9         3.3         3.0
    Taxes and licenses   11.7        10.7       10.7        10.7        10.9
    Supplies and other    4.7         4.9        5.6         6.3         5.4
        Total operating
         expenses        97.7        94.7       93.7        98.1        96.0
Operating income          2.3         5.3        6.3         1.9         4.0
Interest expense          5.3         4.8        5.0         5.0         5.1
Income (loss) before
 income taxes            (3.0)        0.5        1.3        (3.1)       (1.1)
Income tax expense
 (benefit)               (1.3)        0.2        0.6        (1.1)       (0.4)
Net income (loss)        (1.7)        0.3        0.7        (2.0)       (0.7)

Stockholder Information

   At March 12, 1998, there were 169 stockholders of record. Since many stockholders hold their certificates in "street name," management estimates the number of individual stockholders is approximately 1,000.


Price Range of Stock

   The company's common stock is traded on The Nasdaq Stock Market/National Market System under the symbol OTRX. The following table sets forth for the periods indicated the high and low sale prices of the common stock, as reported by The Nasdaq Stock Market.


                                  1996
          Period                               Stock Price (Low-High)
   Jan 1 to Mar 31, 1996                          $4.250 - $5.000
   Apr 1 to Jun 30, 1996                          $4.500 - $5.750
   Jul 1 to Sep 30, 1996                          $4.875 - $5.875
   Oct 1 to Dec 31, 1996                          $3.250 - $5.375

                              1997-1998
          Period                               Stock Price (Low-High)
   Jan 1 to Mar 31, 1997                          $2.625 - $4.000
   Apr 1 to Jun 30, 1997                          $2.625 - $5.125
   Jul 1 to Sep 30, 1997                          $4.625 - $5.750
   Oct 1 to Dec 31, 1997                          $5.250 - $6.250
   Jan 1 to Feb 28, 1998                          $5.625 - $7.625

   To date, the company has not declared or paid any dividends on its Common Stock and presently does not anticipate paying any such dividends in the foreseeable future. It is management's present intention to retain future earnings, if any, for use in the company's business operations.

Stockholder Information

Corporate Offices                             Transfer  Agent
OTR Express, Inc.                             UMB Bank of Kansas City, N.A.
804 N. Meadowbrook Drive                      Securities Transfer Division
Olathe, Kansas  66062                         P.O. Box 410064
(913) 829-1616                                Kansas City, Missouri 64141-0064

Mailing address:                              Independent Auditors
       P.O. Box 2819                          Arthur Andersen LLP
       Olathe, KS  66063-0819                 911 Main
   Independent Auditors                       Suite 1500
                                              Kansas City, Missouri 64105

Annual Meeting                                General Counsel
The annual meeting of the stockholders        Bryan Cave LLP
will be at 3:00 p.m., Wednesday,              7500 College Boulevard
May 13, 1998, at the Doubletree Hotel,        Suite 1100
10100 College Boulevard, Overland Park,       Overland Park, Kansas 66210
Kansas

Form 10-K                                     Common Stock Listing
Stockholders may receive a copy of            OTR Express, Inc. common stock
the company's 1997 Annual Report to           is traded on the NASDAQ National
the Securities and Exchange Commission        Market System under the
on Form 10-K free of charge by writing        symbol: OTRX
to:
             Investor Relations
             OTR Express, Inc.
             P.O. Box 2819
             Olathe, Kansas  66063-0819

OTR Express, Inc.      P.O. Box 2819      Olathe, Kansas 66063-0819
                            913-829-1616