Form 10-K, Exhibit 13
period 1998-12-31
OTR EXPRESS INC/KS
filed 1999-03-31
CIK 881895

(Pictured on cover Premium Service, Value-Added Technology and Motivated Professionals omitted)

      OTR Express achieved a 73% increase in net income in 1998, benefiting from the second year of a Five Year Plan
          for long-term growth and improved profitability.

           As a premium service truckload carrier, OTRX has expanded its capabilities to include dedicated service for national accounts, intermodal logistics, service to Mexico and regional truckload fleets in three key areas.


    OTRX technology gives customers valuable supply-chain data, enhances operating efficiency and equipment management,
              and enables us to reward driver/managers
                   for superior profitability.


   The leadership commitment of OTRX in customer service and technology has generated double-digit growth in revenues, while improving operating efficiency and profit margins.




        Table of Contents
Highlights                                   1
Letter from the Chairman and President       3
OTRX - Positioned for the Future             7
OTRX Employees - Motivated to Succeed        8
OTRX Technology - A Competitive Advantage   10
Selected Financial Data                     11
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations                                 12
Report of Independent Public Accountants    17
Financial Statements                        18
Directors and Officers                      29
Quarterly Financial Data                    30
Stockholder Information                     32

   On the cover from left to right: OTR Express, Inc. Driver/Manager Jerry Sheckler and Equipment Inspector Lee Samuel; Driver/Manager J.D. Benbow; Operations Supervisor Mike Blankenship and Manager - Corporate Accounts Amy Wilmes-Brown

(Graphs-five year historieof various operating statistics omitted)

Financial Highlights
(In thousands except per share data)
                           1998       1997       1996       1995      1994
Income Statement Data
Operating revenue          $72,284    $63,797    $55,261    $49,211   $42,760
Operating income             4,766      4,090      2,195      2,029     3,648
Net income (loss)              883        509       (368)      (157)    1,278

Outstanding shares           1,836      1,840      1,836      1,830     1,825
Earnings (loss) per
 share - basic and
 diluted                   $  0.48    $  0.28    $ (0.20)   $ (0.09)  $  0.70

Operating ratio (1)           93.4%      93.6%      96.0%      95.9%     91.5%


Balance Sheet Data
Current assets             $10,011    $ 9,223    $ 7,681     $ 6,799  $ 6,109
Current liabilities         18,271     18,140     19,152      17,187   10,781
Total assets                59,220     56,034     50,576      48,883   36,720
Current portion of
 long-term debt             13,837     14,260     15,751      13,968    7,913
Long-term debt, less
 current portion            28,658     26,688     21,019      20,844   14,595
Stockholders' equity         9,891      9,346      8,805       9,156    9,301

(1) Operating expenses as a percentage of operating revenue


Operational Highlights
                           1998        1997       1996        1995     1994

Total miles (in
 thousands)                64,216      58,253     52,330      47,197   40,279
Average number of
 tractors                     583         525        506         450      345
Revenue per loaded mile   $ 1.165     $ 1.121    $ 1.066     $ 1.031  $ 1.041
Revenue per mile          $ 1.060     $ 1.036    $ 0.996     $ 0.963  $ 0.983

Miles per week per truck    2,119       2,135      1,984       2,015    2,247
Empty miles percentage        9.0%        7.6%       6.6%        6.6%     5.6%
Miles per load              1,120       1,332      1,464       1,506    1,576

Employees - end of
 period                       650         642        559         575      464
Licensed tractors -
 end of period                526         526        503         503      394
Owner operators -
 end of period                 47          10          -           -        -
Total tractors -
 end of period                573         536        503         503      394

Licensed trailers -
 end of period              1,042         765        608         567      449
Average equipment
 age (years)
   Tractors - end of
    period                   2.43        1.97       1.82       1.23      1.50
   Trailers - end of
    period                   1.93        1.53       1.88       3.05      2.92




(Picture of Chairman Bill Ward and CEO Gary Klusman omitted)
OTR Express Chairman Bill Ward and
President and CEO Gary Klusman

To Our Stockholders:

We are very proud of the operating trends, freight statistics and financial results OTR Express achieved in 1998. Even more important than our strong numbers are the milestones we reached in implementing the company's marketing strategy during the second year of our Five Year Plan for OTRX. First, however, here is a summary of financial performance for the past year.

Improved 1998 Results

Financial results for 1998 showed strong improvement on top of progress made in 1997. Revenues increased 13% to $72.3 million in 1998.
Operating income increased 17% to $4.8 million.

Net income and earnings per share improved by 73% in 1998.

OTRX earned $883,000 in 1998, compared to $509,000 in 1997 and a net loss of $368,000 in 1996. From a net loss of 20 cents per share in 1996, we generated net earnings of 28 cents in 1997 and 48 cents in 1998.

This two-year improvement in earnings is very encouraging for future growth and profitability.

Revenue per unit per week improved to $2,246 in 1998 from $2,212 in 1997 and $1,975 in 1996. Our transition plan has increased revenue per mile to $1.060, from $1.036 in 1997 and $0.996 in 1996.

Miles obtained directly from shippers increased to 83% of the total in 1998, from 77% in 1997 and 61% in 1996. A goal of the Five Year Plan is to reduce reliance on freight brokers to below 10% of total miles, which is within reach in 1999.


Five Year Plan

In late 1996, OTRX initiated a Five Year Plan as a platform for long-term growth and improved profitability, with three major objectives:

(1) Develop OTRX into a premium service truckload carrier to become a core carrier for larger, national account customers.

(2) Transition our customer base from price-driven brokers and shippers to customers who need premium service truckload carriers to add value to their supply chain management.

(3) Expand into non-asset based transportation market segments where we can capitalize on our core business and computer technology advantages to compete effectively.

OTRX achieved excellent progress in 1998 as we continued to implement the Five Year Plan. In the first two years of the plan, operating income has grown by 117%, from $2.2 million in 1996 to $4.8 million in 1998.

Expanding Our Service Capabilities

We now offer transportation service capabilities focused on improving our customers' supply chain management and operational profitability. Going beyond truckload freight services, we now offer transportation and logistics solutions.

We expanded our service capabilities in 1998 to include:

   Rail, ocean, air freight and less-than-truckload service.

   Service to Mexico through a strategic alliance partner.

   170% expansion of the drop trailer fleet for more efficient loading.

   Initiation of short haul service in Chicago, Dallas and Houston.

   Expansion of electronic data interchange (EDI), including automated load tender from customers.

In addition, we began offering dedicated service to our customers in 1998, a potentially significant growth opportunity for OTRX. We create value for our customers by dedicating specific drivers, equipment, support staff and systems 100% to fill a customer's specialized needs. These contracts offer premium service, with guaranteed equipment, time-definite service and specialized equipment to provide the optimum transportation solution.




(Picture of OTR Vice Presidents omitted)

      OTR Vice Presidents
      Front row:Paul MacNaughton, Kathy Ward, Steve Ruben
      Carolyn Davidson, Chris Schowengerdt
      Back row: Eric Janzen, Gary
      Hinkle, Marc Hirschmann,
      Chip Seitz, Jeff Brown
      (Not pictured: David Caldwell)


Targeted Customer Base

We continue to make progress in modifying our customer base by adding national account shippers that meet our target market criteria. We initiated service to one of the largest beverage companies in the world in late 1997, providing high levels of equipment availability and a cost-effective loading program for nine facilities nationwide. As a result, this company became our largest shipper in 1998.

Michaels(r) Stores, Inc., the arts and crafts retailer, began with OTRX by testing our ability to provide equipment in difficult areas on short notice. After only two years as a customer, Michaels(r) became our third-largest shipper in 1998, with over 1,500 loads.

This type of dedicated response to service customers will become the catalyst for successfully marketing the company's national account program into the new millennium. By creating value for these customers, we will build relationships that will be the foundation for accomplishing the goals of the Five Year Plan.


Non-Asset Based Revenues

A key to the success of the Five Year Plan is the development of non-asset based markets that offer revenue and operating income opportunities without the need for additional equipment and debt. These market segments also go a long way toward improving our return on equity.


The company entered the non-asset based logistics markets with both feet in October 1998 by introducing the OTR Logistics Rail Division, based in Salt Lake City.

The new Rail Division is an excellent fit for the company's Five Year Plan, providing an opportunity to capitalize on our marketing network and computer system advantages.

We were fortunate to have Chuck McIntyre join OTRX to manage the Rail Division. Chuck has a proven track record in the rail logistics industry and a very innovative approach. We have used our MIS capabilities to develop rail logistics systems for effective load management.
The new systems are designed to maximize profit margins by providing efficient access to historical data on lanes, carriers and profit percentages. In addition, the systems provide high level load status information for real time reporting to customers - creating value for customers managing inventory and production schedules.

Currently staffed with eleven professionals and supported by our full marketing network, this division sees exciting opportunities ahead.


Responsible Governance

Your Board of Directors is committed to the concept of best practices and will continue to modify the Board structure to improve our ability to represent stockholders more effectively and professionally. We implemented many significant changes in 1998.

The Board voted to pursue a minimum of
50% independent Board members with a target date of May 2001. All but one of our Board members, excluding the chief executive officer, are now assigned to chair a committee.

In 1998, our Board members began attending the National Association of Corporate Directors best practice seminars for board members of public companies on a rotating basis.

Our goal is to provide realistic and meaningful oversight and policy guidelines to management yet avoid becoming intrusive. We will continue to work to achieve this goal.


Clear Future Directions

Our commitment and focus is to create value for our stockholders. We believe our Five Year Plan is the best strategy to make this happen.

The progress we have made during the first two years of the Five Year Plan is very encouraging, the trends are strong and the necessary ingredients are in place.

We still have a long way to go to achieve our long-term objectives. We will strive to continue our progress and devote our energies to developing a platform for long-term growth and profitability. Thank you for your continued support and interest in OTR Express.

Please visit us at our new website, www.otrx.com.

Sincerely,



/s/ William P. Ward     /s/ Gary J. Klusman
William P. Ward         Gary J. Klusman
Chairman                President and CEO

     Premium service creates a "win-win" for OTR Express and our national accounts, including timely, customized loading and high-technology logistical support.
(Picture of OTR truck omitted)

OTRX - Positioned for the Future

OTR Express has positioned itself in the past three years to take advantage of growth opportunities we see in the transportation industry. We have invested in several areas to better serve our customers and to maintain the most experienced, safety-conscious driver fleet in the industry.

Exceeding Customer Expectations

When asked to comment about OTR Express, here's what a few of our customers had to say:

"OTRX does a great job for us. Thank you for all the service you have given us."
"What I like best about OTR is its reliability and on time service." "I like OTR's courteous and professional drivers."
"OTR provides up-front communication,  with few surprises."

In 1998, OTRX took several steps to further enhance our position as a premium service provider to larger national accounts.

   Regional teams - In 1998, we reorganized our national fleet dispatch, customer service and sales personnel into teams responsible for freight movements out of designated regions. To augment that concept, we added regional sales managers in Dallas, Boston and Atlanta. We expect to add more regional sales managers around the country in 1999, working with other team members to add new shippers and increase freight opportunities with current customers in target areas.

   Expansion of trailer fleet - We added 277 trailers in 1998 to enhance drop-and-hook opportunities and minimize downtime for our drivers. Our goal is to convert 70% of our freight to drop-and-hook loads by the year 2000.

   Additional trailer drop lots - In 1998, we added trailer drop lots in Chicago, Dallas, Los Angeles and St. Joseph, Missouri, to more centrally locate our loaded and unloaded trailers so that drivers do not have to wait as long at shippers in those cities. This enables us to move freight more efficiently in and out of customer locations.

   Expansion of regional service - OTRX expanded our regional short haul fleet (less than 500 miles per load) in 1998 to take advantage of the high volume of shorter runs available from customers. Adding regional service enables us to capture more of each customer's freight, since many shippers have both long and short haul needs.

    Truck brokerage - Our truck brokerage division coordinates movement of freight for which OTRX trucks are not available. The division works with a database of more than 900 carriers who can utilize their own equipment to move the freight. In 1998, OTRX added staff to take advantage of the additional freight opportunities created by our marketing staff.

   Intermodal logistics - In October 1998, OTRX added a logistics rail division to move freight using the rail mode of transport. This new department contracts with rail carriers to move freight for customers. Based in Salt Lake City, the rail division currently employs eleven professionals. The logistics rail division will not require the purchase of additional equipment, so it will operate as a non-asset based transportation provider.

   Owner operators - OTRX began the owner operator program in October 1997 to expand our fleet and meet customer needs without the fixed cost of adding additional trucks. In 1998, we increased the number of owner operators from ten to 47, and we expect to continue to expand the owner operator fleet in 1999.

OTRX Employees -
Motivated to Succeed

Each of our 650 OTR Express employees - from maintenance personnel who inspect the trucks, to drivers who deliver products to the customer, to billing clerks who ensure that the invoice is accurate - plays a key role in meeting and exceeding customers' expectations.


Equipment Managers -
Key to Safety and Customer Service

At OTR, we have recognized the importance of quality, experienced driver/managers. In any trucking company, the drivers are the front line contact point with customers. We have more experienced, professional drivers than other truckload carriers. Our drivers average 46 years of age and 13 years of driving experience.

To attract and retain drivers, we pay a premium wage, treat drivers as business partners and provide equipment they are proud to drive. We believe our 71% driver turnover rate in 1998 is one of the best in the truckload industry, where many trucking companies have turnover of more than 100% annually.


   Driver/Manager Pay - During 1998, we invested in the quality of our fleet by increasing driver pay more than 9%. Our customers have come to expect the high level of service and professionalism that OTRX drivers offer. By raising the drivers' pay, we can remain at the top of the pay scale in the truckload industry to attract and retain qualified drivers.


   Incentive-based Pay - Mileage pay at OTRX is based on fuel efficiency achieved by a driver/manager. Above-average fuel economy is rewarded with premium mileage pay. Our driver/managers have an incentive to run equipment at efficient speeds, reduce out-of-route miles, idle less and maintain trucks in peak condition.


   Profit Centers - OTRX maintains each truck as a separate profit center and provides driver/managers with profit center results, which include actual revenues and expenses of the equipment and fixed expense components for administration, taxes and depreciation. OTRX pays a percentage of company profits each quarter to drivers who show a profit on their trucks.

   Safety first - We offer driver/managers bonuses for driving their trucks accident-free. Each year a driver/manager goes accident-free, the bonus increases.


Professional Staff -
Teamwork and Dedication

At OTRX, we understand the business benefits of cultivating a talented professional staff. Our staff members have the opportunity to share in the success of OTRX through incentive-based performance rewards based on revenue per truck goals. Our more than 130 professionals work as teams to identify critical issues and implement creative solutions.

We strive to have a quality work environment where our employees have opportunities to be challenged and to advance within the organization. Our employees focus on continuous improvement and innovation. To reward innovation and creativity, OTRX provides financial incentives to employees for ideas that are implemented and for excellent customer service.

            People make the difference for OTR Express.
             Experienced driver/managers backed by a
            talented professional staff provide superior
                  service to our customers.
(Picture of Customer Service Representative omitted)

OTRX Technology -
A Competitive Advantage

Because we utilize proprietary software internally developed exclusively for OTRX, we can respond more quickly to changing customer needs. Our management information services (MIS) team spends considerable time with customers and our sales personnel evaluating the best ways to serve customer needs in billing, payment and load information.

The MIS department also is continually designing state-of-the-art software to enable OTRX to maintain a tractor to staff ratio of more than 4 to 1 (a key measure of operating efficiency) in an industry where 3 to 1 is considered excellent.

Significant Strides in 1998

Our MIS team completed more than 170 projects in 1998. A small sampling of completed projects:

   New website - www.otrx.com opened in mid-1998 and has been an excellent tool for customers, investors, prospective new employees and owner operators to learn about OTRX and communicate with us via the World Wide Web.

   Electronic mail - Since implementing e-mail in 1998, we have developed focused distribution lists to speed up communication of critical business issues. Via e-mail, we communicate with employees, customers and vendors in multiple locations.

   Logistics rail division - Our programmers developed a proprietary load order system specifically for logistics rail service. This new system is integrated with our current freight optimization system and has substantially improved the division's efficiency.

   Customer freight summary - MIS worked with the dispatch and sales departments to identify five critical freight characteristics and weight them to evaluate the relative profitability of customers out of each of 129 geographic marketing areas.

   Maintenance downtime report - We utilize this report to move trucks through our maintenance facility more quickly for routine maintenance and inspections.

   Equipment management system - We have detailed information on each tractor and trailer in the fleet, enabling our dispatchers to rapidly identify types of equipment to effectively serve customers.

MIS - Looking Ahead to 1999

Some significant projects our MIS team has planned for 1999 include:

   Conversion to new database server - We are in the process of converting to an Oracle SQL database server to speed up processing times for virtually all non-accounting applications. In addition to providing a more robust database engine, the new system is scalable and will enable us to expand the system more easily to accommodate future growth.

   Load order status on website - Starting in 1999, we plan to enable customers to obtain load status information through our website. Using secure identification, they will be able to obtain real time load location reports from Qualcomm onboard communications systems installed on each of our trucks.

   EDI (electronic data interchange) - Our MIS department is working toward conversion of more customers to EDI to provide customers with load status information and their invoices more quickly via telecommunication lines.

Selected Financial Data
(In thousands except per share data)
                            1998      1997      1996      1995      1994
INCOME STATEMENT
Operating revenue           $72,284   $63,797   $55,261   $49,211   $42,760
Operating expenses
    Salaries, wages and
     benefits                28,129    25,549    22,395    19,837    15,912
    Purchased
     transportation           7,891     3,757     2,930     2,402     2,094
    Fuel                      5,691     7,632     7,011     5,511     4,546
    Maintenance               4,725     3,654     3,310     3,005     2,648
    Depreciation              7,437     7,401     6,723     6,517     5,243
    Insurance and claims      1,908     1,882     1,639     1,594     1,738
    Taxes and licenses        6,899     6,124     6,048     5,541     4,684
    Supplies and other        4,839     3,708     3,010     2,775     2,247
        Total operating
         expenses            67,519    59,707    53,066    47,182    39,112
Operating income              4,765     4,090     2,195     2,029     3,648
Interest expense              3,351     3,269     2,789     2,283     1,449
Income (loss) before
 income taxes                 1,414       821      (594)     (254)    2,199
Income tax expense (benefit)    531       312      (226)      (97)      921
Net income (loss)           $   883   $   509   $  (368)  $  (157)  $ 1,278
Outstanding shares
    Basic                     1,836     1,840     1,836     1,830     1,825
    Diluted                   1,846     1,842     1,836     1,830     1,825

EPS - basic and diluted     $  0.48   $  0.28   $ (0.20)  $ (0.09)  $  0.70

PERCENT OF REVENUE
Operating revenue             100.0%    100.0%    100.0%    100.0%    100.0%
Operating expenses
    Salaries, wages and
     benefits                  38.9      40.0      40.5      40.3      37.2
    Purchased
     transportation            10.9       5.9       5.3       4.9       4.9
    Fuel                        7.9      12.0      12.7      11.2      10.6
    Maintenance                 6.5       5.8       6.0       6.1       6.2
    Depreciation               10.3      11.6      12.2      13.2      12.3
    Insurance and claims        2.6       2.9       3.0       3.3       4.1
    Taxes and licenses          9.6       9.6      10.9      11.3      11.0
    Supplies and other          6.7       5.8       5.4       5.6       5.2
        Total operating
         expenses              93.4      93.6      96.0      95.9      91.5
Operating income                6.6       6.4       4.0       4.1       8.5
Interest expense                4.6       5.1       5.1       4.6       3.4
Income (loss) before
 income taxes                   2.0       1.3      (1.1)     (0.5)      5.1
Income tax expense (benefit)    0.8       0.5      (0.4)     (0.2)      2.1
Net income (loss)               1.2       0.8      (0.7)     (0.3)      3.0

Management's Discussion and Analysis of Financial Condition and Results of Operations

1998 Compared to 1997

   Operating Revenue.    Operating revenue increased by 13.3% to $72.3
million in 1998 from $63.8 million in 1997 as a result of an increase in revenue rate per mile and average number of tractors in service.
Revenue per mile increased by 2.3% to $1.060 from $1.036. The average number of tractors in service increased by 11.0% from 525 to 583 for the year. Revenue from truck and intermodal logistics services increased 22.2% in 1998 to $4.5 million from $3.7 million in 1997 primarily as a result of the addition of a logistics rail division in October 1998.

   Operating Expenses.    Operating income improved to 6.6% of revenue
from 6.4% in 1997.

   Salaries, wages and benefits decreased to 38.9% of revenue in 1998 compared to 40.0% in 1997 as a result of the increased revenue rates per mile. Also, the addition of owner operators, who own their trucks and contract with the company to haul freight, increased the revenues but not the wages. Owner operators pay their own expenses, including payroll taxes, fuel, fuel taxes, tolls, insurance, licenses and interest costs. The cost of owner operators is classified in purchased transportation. There were three increases in wage rates for drivers in 1998 to retain and attract experienced drivers and no such increases in 1997.

Purchased transportation, which represents payments to other transportation service providers for hauling loads contracted through the company's logistics division, and the cost of owner operators, was 10.9% of revenue in 1998 compared to 5.9% in 1997. The increase is a result of the addition of owner operators to the fleet beginning in October 1997 and a 22% increase in logistics revenue.

   Fuel decreased to 7.9% of revenue from 12.0% in 1997. The decrease is due to an increase in revenue rate per mile, lower fuel costs nationwide in 1998 versus 1997, and the increase in owner operators in 1998.

   Maintenance increased from 5.8% of revenue in 1997 to 6.5% in 1998 as a result of a longer holding period on company-owned trucks.

   Depreciation as a percent of revenue decreased to 10.3% in 1998 from 11.6% in 1997 as a result of higher revenue per truck in 1998 and the increase in owner operators in 1998.

   Insurance and claims decreased to 2.6% of revenue in 1998 from 2.9%
in 1997.   This is a result of lower premiums on insurance policies,
more favorable loss experience and an increase in the revenue rate per mile.

   Supplies and other expenses increased to 6.7% of revenue from 5.8% in 1997. Advertising costs for new drivers and a write-off of costs associated with a stock offering that was suspended due to unfavorable market conditions resulted in the increase in 1998.

   Interest Expense. Interest expense decreased to 4.6% of revenue in 1998 from 5.1% in 1997 primarily as a result of lower interest rates and an increase in owner operators. In both 1997 and 1998, 81% of the company's capital was interest bearing.

   Net Income. Net income for 1998 was $883,000 or $0.48 per share compared to net income of $509,000 or $0.28 per share in 1997.

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

   Purchased transportation, which represents payments to other transportation companies for hauling loads contracted through the company's logistics division and the cost of owner operators, was 5.9% of revenue in 1997 compared to 5.3% in 1996. The increase is a result of adding owner operators to the fleet beginning in October 1997 and a 12.8% increase in brokerage volume.

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

   Supplies and other expenses increased to 5.8% of revenue from 5.4% in 1996. The company installed on-board communications on its entire fleet in August 1996. In 1997, the company incurred a full year of on-board communications costs versus five months of costs in 1996. Also, advertising costs for new drivers increased in 1997.

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

Liquidity and Capital Resources

   The growth of the company's business has required significant investments in new revenue equipment acquired primarily through secured borrowings. Net capital expenditures, principally for revenue equipment, were $7.6 million, $11.3 million and $10.0 million for the years ended December 31, 1996, 1997 and 1998, respectively. Included in the 1996 figure is $1.6 million for on-board satellite communications equipment. The company plans to expand its company-owned fleet by 50 tractors in 1999 (30 expansion units and 20 units to replace tractors traded in 1998). At February 28, 1999, the company had arrangements for 216 tractors (30 new units and 186 replacement units) at a cost of $17.3 million. The company's capital expenditures will be financed through internally generated funds and secured borrowings.

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

   The company intends to continue to obtain loans with shorter maturities than the useful lives of its revenue equipment. This method of financing can be expected to continue to produce working capital deficits in the future. The company's working capital deficit at December 31, 1998 was $8.3 million. Primarily due to the company's equity position and the potential for refinancing of both unencumbered and encumbered assets, working capital deficits historically have not been a barrier to the company's ability to borrow funds for operations and expansion.

   The company has a credit line of $8.0 million with its primary lending bank that bears interest at the prime lending rate.
Borrowings under this line were $3.3 million at December 31, 1998, $1.6 million of the available credit line was committed for letters of credit issued by the bank and the guarantee of the unsecured portion of certain loans made to certain company officers for purchases of company stock. The current line expires June 9, 2000 and is secured by accounts receivable. The company has received commitments for up to $17.3 million of new revenue equipment financing that will be at fixed interest rates. In the opinion of management, the company has adequate liquidity for the foreseeable future based upon funds expected to be generated from operations, the company's equity position, the potential for refinancing of assets owned by the company and the company's ability to obtain secured equipment financing.

Year 2000 Issue

   The company has completed a comprehensive inventory and assessment of its Year 2000 issues and its internal systems (both information technology "IT" and non-IT). The company's application software programs which have been developed internally will be Year 2000 compliant with minor modifications that the company's IT department will complete. Computer hardware consists almost exclusively of Apple Macintosh computers which are Year 2000 compliant according to Apple Computer, Inc. Non-Macintosh computer hardware has been replaced. Certain of the company's application and equipment software programs are purchased from and/or maintained by vendors. The company is working with these software vendors to verify that these applications become Year 2000 compliant.

   The company believes that with modifications to existing software, the cost of which is not expected to be material, the Year 2000 issue will not pose significant operational problems for the company. The company expensed less than $10,000 in costs relating to the Year 2000 issue in the year ended December 31, 1998.

   As part of the company's comprehensive review, it is continuing to verify the Year 2000 readiness of third parties (vendors and customers) with whom the company has material relationships. The company has material vendor relationships with financial institutions and telecommunications companies. These vendors indicate that they expect to achieve compliance and do not anticipate business interruptions as the century changes. The company is developing contingency plans to address Year 2000 issues that may arise with these key vendors. At present the company is not able to determine with certainty the effect on the company's results of operations, liquidity, and financial condition in the event the company's material vendors and customers are not Year 2000 compliant. The company will continue to monitor the progress of its material vendors and customers.

Market Risk

   The company is exposed to various market risks, including the effects of interest rates and fuel prices. The company utilizes primarily fixed rate financial instruments with varying maturities. The company's long-term financing is all at fixed rates. The company's working capital line of credit is at a variable rate. The detail of the company's debt structure is more fully described in Note 3 to the financial statements.

   The company uses call options as hedges on heating oil in order to manage a portion of its exposure to variable diesel prices. These agreements provide some protection from rising fuel prices. The company's exposure to loss on the call options is limited to the premium cost of the contract. Based on historical information, the company believes the correlation between the market prices of diesel fuel and heating oil is highly effective. The company's fuel hedging program is discussed in more detail in Note 1 to the financial statements. The company's heating oil option contracts are not material to the company's financial position and represent no significant market exposure. The company maintained fuel inventories for use in normal operations at December 31, 1998 and represented no significant market exposure.

   The table below provides information about the company's fixed rate financial instruments at December 31, 1998. The table below also presents principal cash flows (in millions) and related weighted average interest rates by contractual maturity dates.

            Expected           Fixed           Average
            Maturity           Rate            Interest
            Date               Debt            Rate

            1999               $ 16.3          7.60%
            2000                 14.7          7.53%
            2001                  7.8          7.26%
            2002                  4.2          7.14%
            2003                  0.9          6.95%
            Thereafter            0.2          7.00%

            Total              $ 44.1

            Fair value         $ 39.9

Other

   Effective January 1, 1999, the company adopted Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("the SOP"). The statement requires capitalization of certain costs associated with developing or obtaining internal-use software, once the capitalization criteria of the SOP have been met. Capitalizable costs include external direct costs of materials and services consumed in developing or obtaining the software, payroll and payroll-related costs for employees directly associated with the project, and interest. Prior to adoption of the standard, the company had capitalized only the external direct costs associated with internal-use software. The company has not yet determined the impact of adoption of the SOP.

   The Financial Accounting Standards Board (FASB) issued statement No. 133, Accounting For Derivative Instruments and Hedging Activities that will be effective for the company's fiscal year ended December 31, 2000. This statement establishes accounting and reporting standards requiring all derivative instruments to be recorded in the balance sheet at their fair value. The statement requires changes in a derivative's fair value to be recognized currently in earnings, except for special qualifying hedges for which gains and losses may offset the hedged item in the income statement. The company has not yet determined the timing or impact of adoption of statement No. 133.


   This annual report contains forward-looking statements that are based on current expectations and are subject to risks and uncertainties. Such comments are based upon information available to management and management's perception thereof as of the date of this annual report. Actual results could differ materially from those forward looking statements. Such differences could be caused by a number of factors including, but not limited to, potential adverse effects of regulation; changes in competition and the effects of such changes; increased competition; changes in fuel prices; changes in economic, political or regulatory environments; litigation involving the company; changes in the availability of a stable labor force; ability of the company to hire drivers meeting company standards; changes in management strategies; environmental or tax matters; Year 2000 matters as discussed herein and risks described from time to time in reports filed by the company with the Securities and Exchange Commission. Readers should take these factors into account in evaluating any such forward-looking statements.

               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Board of Directors and Stockholders of OTR Express, Inc.:

   We have audited the accompanying balance sheets of OTR Express, Inc. (a Kansas corporation) as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OTR Express, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.







                                           /s/ Arthur Andersen LLP
                                           ARTHUR ANDERSEN LLP



Kansas City, Missouri
February 5, 1999

Balance Sheets                                              OTR Express, Inc.

At December 31                             1998              1997
ASSETS
CURRENT ASSETS
   Cash                                    $   521,484       $   318,760
   Accounts receivable, less
    allowance of $77,403 and $101,123        8,409,332         7,736,360
   Fuel inventory                              118,146           155,762
   Prepaid expenses and other                  962,211         1,012,517
      TOTAL CURRENT ASSETS                  10,011,173         9,223,399

PROPERTY AND EQUIPMENT, at cost,
 less accumulated depreciation              49,209,269        46,810,777

      TOTAL ASSETS                         $59,220,442       $56,034,176


LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable, trade                 $ 2,060,251       $ 1,603,654
   Accrued payroll and taxes                 1,007,735           861,857
   Insurance and claims and other            1,365,739         1,414,721
   Current portion of long-term debt        13,837,296        14,259,700
      TOTAL CURRENT LIABILITIES             18,271,021        18,139,932

LONG-TERM DEBT                              28,658,211        26,688,357
DEFERRED INCOME TAXES                        2,400,000         1,859,803
COMMITMENTS AND CONTINGENCIES (Note 8)

STOCKHOLDERS' EQUITY
   Common stock, $.01 par value,
    20,000,000 shares authorized,
    1,852,709 and 1,849,209 issued              18,527            18,492
   Additional paid-in capital                6,598,679         6,581,214
   Retained earnings                         3,675,738         2,792,762
   Debt guarantee                             (297,877)                -
   Treasury stock, 16,753
     and 8,693 shares                         (103,857)          (46,384)
      TOTAL STOCKHOLDERS' EQUITY             9,891,210         9,346,084

   TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY                               $59,220,442       $56,034,176



The notes to financial statements are an integral part of these statements.

Statements of  Operations                             OTR Express, Inc.

For the Years Ended December 31     1998         1997         1996
Operating revenue
   Freight revenue                  $67,798,883  $60,127,246  $52,008,754
   Logistics revenue                  4,485,389    3,669,346    3,251,842

   Total operating revenue           72,284,272   63,796,592   55,260,596

Operating expenses
   Salaries, wages and benefits      28,128,618   25,548,804   22,394,911
   Purchased transportation           7,891,384    3,756,648    2,930,271
   Fuel                               5,691,461    7,631,908    7,011,074
   Maintenance                        4,725,008    3,654,294    3,310,101
   Depreciation                       7,437,151    7,400,583    6,722,717
   Insurance and claims               1,908,459    1,881,278    1,639,039
   Taxes and licenses                 6,899,020    6,124,075    6,047,748
   Supplies and other                 4,836,841    3,708,124    3,010,050

   Total operating expenses          67,517,942   59,705,714   53,065,911

Operating income                      4,766,330    4,090,878    2,194,685

Interest expense                      3,351,438    3,269,138    2,788,749

Income (loss) before income taxes     1,414,892      821,740     (594,064)

Income tax expense (benefit)            531,916      312,262     (225,744)

Net income (loss)                   $   882,976  $   509,478  $  (368,320)

Weighted average number of shares
   Basic                              1,836,342    1,840,091    1,835,650
   Diluted                            1,846,156    1,841,805    1,835,650


Earnings (loss) per share
   Basic                            $      0.48  $      0.28  $     (0.20)
   Diluted                          $      0.48  $      0.28  $     (0.20)


The notes to financial statements are an integral part of these statements.

Statements of Stockholders' Equity                           OTR Express, Inc.

              Common   Additional   Retained    Debt      Treasury   Total
              Stock    Paid-In      Earnings  Guarantee   Stock      Stock-
                       Capital                                       holders'
                                                                     Equity


Balance,
December 31,
 1995         $18,352 $6,515,694   $2,651,604 $       - $(29,736)   $9,155,914

Allocation of
 common stock
 held by ESOP      70     24,430            -         -        -        24,500
Repurchase of
 common stock       -          -            -         -   (6,999)       (6,999)
Net loss            -          -     (368,320)        -        -      (368,320)

Balance,
December 31,
 1996          18,422  6,540,124    2,283,284         -  (36,735)    8,805,095

Allocation of
 common stock
 held by ESOP      70     41,090            -         -        -        41,160
Repurchase of
 common stock       -          -            -         -   (9,649)       (9,649)
Net income          -          -      509,478         -        -       509,478

Balance,
December 31,
 1997          18,492   6,581,214   2,792,762         -  (46,384)    9,346,084

Debt guarantee      -           -           -  (297,877)       -      (297,877)
Allocation of
 common stock
 held by ESOP      35      17,465           -         -        -        17,500
Repurchase of
 common stock       -           -           -         -  (57,473)      (57,473)
Net income          -           -     882,976         -        -       882,976

Balance,
December 31,
 1998         $18,527  $6,598,679  $3,675,738  $(297,877)$(103,857) $9,891,210




The notes to financial statements are an integral part of these statements.

Statements of  Cash Flows                  OTR Express, Inc.

For the Years Ended December 31    1998           1997           1996
OPERATING ACTIVITIES
Net income (loss)                  $     882,976  $     509,478  $    (368,320)
Adjustments to reconcile
 net income (loss) to net
 cash provided by operating
 activities
 Depreciation                          7,437,151     7,400,583       6,722,717
 Deferred income taxes                   540,197       312,262        (225,744)
 Other                                   140,009        41,160          24,500
Changes in certain working
 capital items
 Accounts receivable                    (672,972)   (1,299,440)       (428,528)
 Other assets                             87,922       (18,718)       (223,078)
 Accounts payable and accrued
 expenses                                553,493       478,761         182,600
      Net cash provided by operating
      activities                       8,968,776     7,424,086       5,684,147

INVESTING ACTIVITIES
Acquisition of property
 and equipment                       (13,414,633)  (17,631,434)    (11,335,083)
Disposition of property
 and equipment                         3,456,481     6,314,599       3,707,187
      Net cash used in investing
      activities                      (9,958,152)  (11,316,835)     (7,627,896)

FINANCING ACTIVITIES
Proceeds from issuance of
 long-term debt                       21,501,500    21,250,515      20,370,872
Repayments of long-term debt         (20,044,277)  (19,164,775)    (17,279,563)
Net increase (decrease) in bank
 notes payable                          (207,650)    2,092,312      (1,133,555)
Other                                    (57,473)       (9,650)         (6,999)
       Net cash provided by
       financing activities            1,192,100     4,168,402       1,950,755

       Net increase in cash              202,724       275,653           7,006
       Cash, beginning of year           318,760        43,107          36,101

       Cash, end of year            $    521,484 $     318,760   $      43,107


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest              $  3,346,500 $   3,265,120   $   2,794,254
Cash paid (refunded) for
     income taxes, net                    (8,281)       41,474        (128,986)

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES
Debt guarantee                      $    297,877 $           -  $            -



The notes to financial statements are an integral part of these statements.

                        NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

OTR Express, Inc. ("the company") operates primarily as a dry van, truckload carrier headquartered in Olathe, Kansas. The company transports general commodities through the continental United States and operates its business as one reportable segment. The company also provides non asset-based logistics transportation services to its customers.

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

Concentration of Credit

The company's primary market includes medium and large sized full truckload shippers in the United States. Loads encompass all types of products for dry vans, excluding perishables. The company maintains a diversified freight base with no one customer or industry making up a significant percentage of the company's receivables or revenues.

Fuel Hedging

The company purchases six month call options on No. 2 heating oil to manage exposure to fluctuations in diesel fuel prices. The company's exposure to loss is limited to the premium cost of the contract. The options are carried at cost. Gains and losses are deferred and recognized as adjustments to fuel expense when the underlying hedged transactions (fuel purchases) occur. At December 31, 1998, option fair values totaled $2,000, deferred losses totaled $12,000 and notional amounts totaled $672,000. At December 31, 1997, option fair values totaled $10,000, deferred losses totaled $35,000 and notional amounts totaled $1,797,000.

Property, Equipment and Depreciation

Property and equipment are stated at cost. When equipment is sold, the gain or loss indicated is recognized. When equipment is traded, the basis of the new equipment is adjusted when necessary for any gain or loss indicated. The cost of tires and tubes are capitalized as part of the tractors and trailers at the time of acquisition and depreciated as a component of the tractors and trailers. Replacement tires and tubes are charged to maintenance expense when installed.

Depreciation of property and equipment is computed using straight line methods and the following estimated useful lives:

 Assets                                      Estimated Useful Lives

Tractors                                           3.4 years
Trailers                                            10 years
Computer equipment, software
  and other property                            5 - 12 years
Buildings and improvements                   31.5 - 40 years

The company depreciates tractors to estimated salvage values, currently 47% to 51% of original cost. The company depreciates trailers to estimated salvage values, currently 17% to 24% of original cost.

Fair Value of  Financial Instruments

Cash, accounts receivable, payables and accruals approximate fair value. The fair value of long-term debt, including current portion, approximates carrying value based on duration of notes and their interest rates.

Insurance and Claims

Accident and workers' compensation claims include the estimated settlements, settlement expenses and an allowance for claims incurred but not yet reported for property damage, personal injury and public liability losses from vehicle accidents and cargo losses as well as workers' compensation claims for amounts not covered by insurance. Accrued claims are determined based on estimates of the ultimate cost of settling reported and unreported claims, including expected settlement expenses. Such estimates are based on management's evaluation of the nature and severity of individual claims and an estimate of future claims development based on historical claims development trends. Since the reported liability is an estimate, the ultimate liability may be more or less than reported. If adjustments to previously established accruals are required, such amounts are included in operating expenses. In 1998, 1997 and 1996, such adjustments were not significant.

The Company acts as a self-insurer for liability up to $50,000 for any single occurrence involving cargo, personal injury or property damage. Liability in excess of this amount is assumed by an insurance underwriter. The Company acts as a self-insurer for workers' compensation liability up to a maximum liability of $250,000 per claim and $900,000 aggregate per year. Liability in excess of this amount up to $5 million per occurrence is assumed by an insurance underwriter. In addition, the Company has provided its insurance carriers with letters of credit and deposits of approximately $1.3 million in connection with its liability and workers' compensation insurance arrangements.

2.  PROPERTY AND EQUIPMENT

                                  1998                 1997
   Cost
   Tractors                       $41,313,634          $41,277,834
   Trailers                        19,559,008           13,906,069
   Land                               838,962              838,962
   Buildings and improvements       2,931,435            2,879,459
   Computers and onboard
    communications equipment        2,842,964            2,358,357
   Other                            1,422,879            1,235,196
   Total cost                      68,908,882           62,495,877
   Less accumulated depreciation   19,699,613           15,685,100
   Net property and equipment     $49,209,269          $46,810,777

3.  LONG-TERM DEBT

                                  1998                 1997
Line of credit , interest
 payable monthly at the prime
 rate (7.75% at December 31,
 1998) due June 9, 2000,
 collateralized by accounts
  receivable (1)                  $ 3,571,539          $ 3,481,312

Installment notes, 5.36% to
 9.15% payable in monthly
 installments of principal and
 interest through November 2003,
  collateralized by tractors,
  trailers and computer
  equipment                        37,480,238            35,961,915

Installment notes, 7.00% to
 8.75%, payable in monthly
 installments through January
 2005, collateralized by real
 property                           1,443,730             1,504,830
                                   42,495,507            40,948,057
   Less current portion            13,837,296            14,259,700
   Long-term debt                 $28,658,211           $26,688,357



Maturities of long-term debt are as follows:
                           1999                 $13,837,296
                           2000                  16,460,444
                           2001                   7,112,040
                           2002                   4,034,443
                           2003                     907,449
                           Thereafter               143,835
                                                $42,495,507

(1) The line of credit agreement provides for maximum borrowings of $8,000,000 based on an 85% advance rate on eligible accounts receivable, as defined, through December 31, 1998. The line bears interest at a variable rate, based upon the prime rate, or LIBOR, at the company's election. The agreement contains certain covenants relating to tangible net worth, leverage ratios, debt service coverage and other factors.
The company was in compliance with all required covenants at December
31, 1998.   Borrowings on the line totaled $3,274,000 at December 31,
1998.  The company had $4,221,000 of additional borrowing availability
as of December 31, 1998.   A total of $1,296,000 of the credit line was
committed for letters of credit and $298,000 to guarantee officers loans for stock purchases (see Note 8). The weighted average interest rate on the line of credit for the year ended December 31, 1998 was 8.5%. The annual average balance borrowed on the line of credit for the year ended December 31, 1998 was $2,817,000.


4.  STOCK OPTION PLAN

The company has reserved 197,000 shares of its common stock for issuance to key management personnel and directors of the company under three stock option plans that permit grants of nonqualified stock options.
The option price cannot be lower than the fair market value of the stock at the date of grant. The options are exercisable over a period not to exceed 10 years from the date of grant (5 years for a more than 10% shareholder). Options outstanding at December 31, 1998 had a weighted average contractual life of seven years, ten months and exercise prices ranged from $3.75 to $7.00 per share.

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


                             1998          1997           1996
Net income (loss):
As reported                  $ 882,976     $ 509,478      $(368,320)
Pro Forma                    $ 731,577     $ 480,071      $(388,216)


Earnings (loss) per share:
As reported                  $    0.48     $    0.28      $   (0.20)
Pro Forma                    $    0.40     $    0.26      $   (0.21)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for the 1998, 1997 and 1996 grants:

                                   1998           1997                1996
Dividend yield                     None           None                None
Expected volatility      38.6% to  49.3%          40.5%      32.6% to 36.3%
Risk-free interest rate     4.6% to 5.6%   5.7% to 6.4%        5.9% to 6.2%
Expected option life            3 years        3 years             3 years


A summary of the company's stock option plans as of December 31, 1998 and changes during 1998, 1997 and 1996 is presented below:

                             1998            1997              1996
                              Per Share         Per Share         Per Share
                      Shares    (a)      Shares   (a)       Shares  (a)
Outstanding at
 beginning of year   110,000   $5.30     80,000   $5.18     50,000   $5.30

Granted               94,256   $6.83     30,000   $5.63     30,000   $4.99

Exercised                  -       -          -       -          -       -

Forfeited             (7,256)  $5.36          -       -          -       -
Outstanding at
   end of year       197,000   $6.03    110,000   $5.30     80,000   $5.18
Exercisable at end
   of year           158,980             52,545             26,333

Weighted average
   fair value of
   options granted
   during the year  $244,000            $47,000            $32,000

(a)  Weighted average exercise price per share.


5.  EMPLOYEE STOCK OWNERSHIP PLAN

The company has a non-qualified ESOP available to all employees except executive management which enables them to receive shares of the company's common stock. The cost of the ESOP is borne by the company. For the year ended December 31, 1998 the company allocated to participants 3,500 shares resulting in ESOP expense of $17,500. In each of the years 1997 and 1996, 7,000 shares of stock held by the ESOP were allocated to participants, resulting in ESOP expense of $41,160 and $24,500 for the years ended December 31, 1997 and 1996, respectively.

6.  INCOME TAXES

Deferred income taxes reflect the impact of temporary differences between assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.

Deferred tax assets and liabilities are comprised of the following at December 31:

                                              1998           1997
Deferred tax assets
   Claims and other reserves                  $  467,624     $  472,507
   Net operating loss carryforward             1,924,655      1,069,926
   Other                                         273,218        273,208
                                               2,665,497      1,815,641
Deferred tax liabilities
   Property and equipment                      4,863,827      3,416,036
   Revenue                                       201,670        259,408
                                               5,065,497      3,675,444

Net deferred tax liability                    $2,400,000     $1,859,803


A reconciliation between the provision for income taxes and the expected taxes using the federal statutory rate of 34% follows:

                                        1998          1997          1996

Tax expense (benefit) at federal
 statutory rate                         $ 475,320     $ 279,392     $(201,982)
State income tax expense (benefit)         56,596        32,870       (23,762)
     Deferred income tax expense
      (benefit)                         $ 531,916     $ 312,262     $(225,744)


The company has available net operating loss carryforwards of approximately $5,065,000 for regular income tax purposes expiring through 2013.

7.  EARNINGS PER SHARE

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

Basic earnings (loss) per share and diluted earnings (loss) per share were $0.48, $0.28 and ($0.20) for the years ending December 31, 1998, 1997, and 1996, respectively.


8.  COMMITMENTS AND CONTINGENCIES

Legal
Various legal actions, claims and assessments are pending against the company. It is the opinion of management that these actions will have no significant impact on the company's financial condition or its results of operations.

Stock Loans
In 1998, the company entered into Stock Purchase Assistance Agreements ("Agreement") with four of its executive officers that allowed them to purchase company stock in the amount of $480,000 collectively with funds from personal loans which are partially guaranteed by the company. The loans are payable in six equal principal installments plus interest payable on January 1st of each year. The loans bear interest at the prime rate (7.75% at December 31, 1998). If the executive officers remain with the company for the entire year, the company will pay to the executive officers as compensation an amount equal to the principal installment loan payments due for such year. The executive officers are then responsible for paying to the lender the principal installment loan payment due and any accrued interest for the year. The company does not guarantee the accrued interest portion of the loans. The company has recorded the guarantee as a reduction of stockholders' equity and an increase in long-term debt. The company has recorded compensation expense of $37,000 in 1998 in connection with the Agreement.

Board of Directors                            Executive and Other Officers

William P. Ward (1), (3), (4), (5), (6), (7)  Gary J. Klusman
Chairman of the Board                         President and
OTR Express, Inc.                             Chief Executive Officer

Gary J. Klusman  (4)                          Janice Kathryn Ward
President and                                 Vice President
Chief Executive Officer
OTR Express, Inc.                             Steven W. Ruben
                                              Vice President Finance and
Janice Kathryn Ward (5)                       Chief Financial Officer
Vice President
OTR Express, Inc.                             Christine D. Schowengerdt
                                              Treasurer and Assistant Secretary
Dr. James P. Anthony  (1), (2)
Radiologist                                   Carolyn J. Davidson
Carondelet Radiology Group                    Vice President Administration
                                              and Secretary
Frank J. Becker (1), (6)
President                                     Gary L. Hinkle
Becker Investments, Inc.                      Vice President Fleet Management

Terry G. Christenberry  (2), (4), (6)         Marc E. Hirschmann
President                                     Vice President Maintenance  and
Christenberry, Collet & Co., Inc.             Purchasing

                                              Paul A. MacNaughton
Charles M. Foudree (1), (3), (7)              Vice President Information
Executive Vice President - Finance            Systems
Harmon Industries, Inc.
                                              Chip Seitz
Dean W. Graves  (4), (7)                      Vice President OTR Logistics
Owner, Dean Graves, FAIA
Architectural Firm                            Eric T. Janzen
                                              Vice President Marketing
Dr. Ralph E. MacNaughton  (2), (3), (5)
Physician, Retired                            Jeffrey T. Brown
Carondelet Radiology Group                    Vice President Operations

                                              David J. Caldwell
                                              Vice President Fleet Operations
Member of:

(1)   Governance Committee
(2)   Audit Committee
(3)   Compensation Committee
(4)   Strategy Committee
(5)   Risk Management Committee
(6)   Mergers and Acquisitions Committee
(7)   Investor and Public Relations Committee



Photography by:
L. Andrew & Co. Photography (Cover and
page 9) , Attig Photography Studio (pages 3    Michaels(r) is a registered
and 4) and OTR Express, Inc. driver/manager    trademark  of  Michaels Stores,
(page 6)                                       Inc.

QUARTERLY FINANCIAL DATA (Unaudited)
                                     1998
(In thousands except per share data)
                      Mar 31      Jun 30      Sep 30      Dec 31      Year
INCOME STATEMENT
Operating revenue     $16,747     $17,750     $18,557     $19,230     $72,284
Operating expenses
    Salaries, wages
    and benefits        6,498       6,660       7,282       7,689      28,129
    Purchased
    transportation      1,390       1,850       2,047       2,604       7,891
    Fuel                1,589       1,480       1,359       1,263       5,691
    Maintenance         1,074       1,165       1,252       1,234       4,725
    Depreciation        1,876       1,954       1,914       1,693       7,437
    Insurance and
    claims                546         553         331         478       1,908
    Taxes and licenses  1,609       1,678       1,771       1,841       6,899
    Supplies and other  1,124       1,101       1,331       1,282       4,838
        Total operating
        expenses       15,706      16,441      17,287      18,084      67,518
Operating income        1,041       1,309       1,270       1,146       4,766
Interest expense          838         835         843         835       3,351
Income before income
 taxes                    203         474         427         311       1,415
Income tax expense         77         180         154         121         532
Net income            $   126     $   294     $   273     $   190     $   883
Weighted average
 number of shares
    Basic               1,836        1,831      1,836       1,836       1,836
    Diluted             1,851        1,851      1,841       1,841       1,846

   Earnings per share
    Basic             $  0.07     $   0.16    $  0.15     $  0.10     $  0.48
    Diluted           $  0.07     $   0.16    $  0.15     $  0.10     $  0.48





PERCENT OF REVENUE
Operating revenue       100.0%       100.0 %    100.0%      100.0%      100.0%
Operating expenses
    Salaries, wages
    and benefits         38.8          37.5      39.2        40.0        38.9
    Purchased
    transportation        8.3          10.4      11.0        13.5        10.9
    Fuel                  9.5           8.3       7.3         6.6         7.9
    Maintenance           6.4           6.6       6.7         6.4         6.5
    Depreciation         11.2          11.0      10.3         8.8        10.3
    Insurance and
    claims                3.3           3.1       1.9         2.5         2.6
    Taxes and licenses    9.6           9.5       9.5         9.6         9.6
    Supplies and other    6.7           6.2       7.3         6.6         6.7
        Total operating
        expenses         93.8          92.6      93.2        94.0        93.4
Operating income          6.2           7.4       6.8         6.0         6.6
Interest expense          5.0           4.7       4.5         4.4         4.6
Income before income
 taxes                    1.2           2.7       2.3         1.6         2.0
Income tax expense        0.5           1.0       0.8         0.6         0.8
Net income                0.7           1.7       1.5         1.0         1.2

QUARTERLY FINANCIAL DATA (Unaudited)
                                             1997
(In thousands except per share data)
                      Mar 31      Jun 30      Sep 30      Dec 31      Year
INCOME STATEMENT
Operating revenue     $13,831     $15,663     $17,054     $17,249     $63,797
Operating expenses
    Salaries, wages
    and benefits        5,524       6,217       6,796       7,012      25,549
    Purchased
    transportation        940         847         934       1,036       3,757
    Fuel                1,824       1,876       1,908       2,024       7,632
    Maintenance           856         932         965         901       3,654
    Depreciation        1,716       1,811       1,936       1,938       7,401
    Insurance and
    claims                317         535         543         487       1,882
    Taxes and licenses  1,455       1,513       1,598       1,558       6,124
    Supplies and other    807         894         947       1,060       3,708
        Total operating
        expenses       13,439      14,625      15,627      16,016      59,707
Operating income          392       1,038       1,427       1,233       4,090
Interest expense          720         800         901         848       3,269
Income (loss) before
 income taxes            (328)        238         526         385         821
Income tax expense
 (benefit)               (125)         91         200         146         312
Net income (loss)     $  (203)    $   147     $   326     $   239     $   509
Weighted average
 number of shares
    Basic               1,841       1,841       1,841       1,841       1,840
    Diluted             1,841       1,841       1,841       1,842       1,842

Earnings (loss) per
 share
    Basic             $ (0.11)    $  0.08     $  0.18     $  0.13     $  0.28
    Diluted           $ (0.11)    $  0.08     $  0.18     $  0.13     $  0.28



PERCENT OF REVENUE
Operating revenue       100.0%      100.0%      100.0%      100.0%      100.0%
Operating expenses
    Salaries, wages
    and benefits         39.9        39.7        39.8        40.7        40.0
    Purchased
    transportation        6.8         5.4         5.5         6.0         5.9
    Fuel                 13.2        12.0        11.2        11.7        12.0
    Maintenance           6.3         5.9         5.8         5.3         5.8
    Depreciation         12.4        11.6        11.4        11.2        11.6
    Insurance and
    claims                2.3         3.4         3.2         2.8         2.9
    Taxes and licenses   10.5         9.7         9.2         9.0         9.6
    Supplies and other    5.8         5.7         5.5         6.2         5.8
        Total operating
        expenses         97.2        93.4        91.6        92.9        93.6
Operating income          2.8         6.6         8.4         7.1         6.4
Interest expense          5.2         5.1         5.3         4.9         5.1
Income (loss) before
 income taxes            (2.4)        1.5         3.1         2.2         1.3
Income tax expense
 (benefit)               (0.9)        0.6         1.2         0.8         0.5
Net income (loss)        (1.5)        0.9         1.9         1.4         0.8

Stockholder Information

   At March 11, 1999, there were 164 stockholders of record. Since many stockholders hold their certificates in "street name," management estimates the number of individual stockholders is approximately 1,000.


Price Range of Stock

   The company's common stock is traded on The Nasdaq Stock Market(r) under the symbol OTRX. The following table sets forth for the periods indicated the high and low sale prices of the common stock, as reported by The Nasdaq Stock Market.


                                      1997
        Period                                    Stock Price (Low-High)
  Jan 1 to Mar 31, 1997                               $2.625 - $4.000
  Apr 1 to Jun 30, 1997                               $2.625 - $5.125
  Jul 1 to Sep 30, 1997                               $4.625 - $5.750
  Oct 1 to Dec 31, 1997                               $5.250 - $6.250

                                  1998-1999
        Period                                    Stock Price (Low-High)
  Jan 1 to Mar 31, 1998                               $5.625 - $7.625
  Apr 1 to Jun 30, 1998                               $4.500 - $8.000
  Jul 1 to Sep 30, 1998                               $4.500 - $6.000
  Oct 1 to Dec 31, 1998                               $2.750 - $5.500
  Jan 1 to Feb 28, 1999                               $3.750 - $5.250

   To date, the company has not declared or paid any dividends on its Common Stock and presently does not anticipate paying any such dividends in the foreseeable future. It is management's present intention to retain future earnings, if any, for use in the company's business operations.

Stockholder Information

Corporate Offices                           Transfer Agent
OTR Express, Inc.                           UMB Bank of Kansas City, N.A.
804 N. Meadowbrook Drive                    Securities Transfer Division
Olathe, Kansas  66062                       P.O. Box 410064
Kansas City, Missouri  64141-0064
(913) 829-1616

                                            Independent Auditors
Mailing address:                            Arthur Andersen LLP
P.O. Box 2819                               911 Main
Olathe, KS  66063-0819                      Suite 1500
                                            Kansas City, Missouri  64105

Annual Meeting                              General Counsel
The annual meeting of the stockholder       Bryan Cave LLP
will be at 3:00 p.m., Thursday,             3500 One Kansas City Place
May 6, 1999, at the Overland Park Marriott  1200 Main Street
Hotel, 10800 Metcalf Avenue, Overland       Kansas City, MO  64105
Park, Kansas


Form 10-K                                   Common Stock Listing
Stockholders may receive a copy of          OTR  Express, Inc. common stock
the company's 1998 Annual Report to         trades on The NASDAQ Stock
the Securities and Exchange Commission      Market(r) under the symbol: OTRX
on Form 10-K free of charge by writing
to:
             Investor Relations
             OTR Express, Inc.
             P.O. Box 2819
             Olathe, Kansas  66063-0819

                           OTR EXPRESS, INC.
               804 N. MEADOWBROOK DRIVE P.O. BOX 2819
                  (913)829-1616  FAX (913)829-0622
                            WWW.OTRX.COM