Form 10-K, Exhibit 13
period 1999-12-31
OTR EXPRESS INC/KS
filed 2000-03-28
CIK 881895

(On cover OTRX logo omitted)


              OTR Express is a nationwide truckload carrier
                 and logistics company serving customers
                      throughout the 48 states





     Table of Contents
Highlights                          1
Letter from the President           2
Selected Financial Data             5
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations          6
Report of Independent Public
 Accountants                       11
Financial Statements               12
Directors and Officers             23
Quarterly Financial Data           24
Stockholder Information            26

Financial Highlights                                     OTR Express, Inc.
(In thousands except per share data)
                              1999      1998      1997      1996      1995
Income Statement Data
Operating revenue             $80,480   $72,284   $63,797   $55,261   $49,211
Operating income                2,249     4,766     4,090     2,195     2,029
Net income (loss)                (892)      883       509      (368)     (157)

Outstanding shares              1,803     1,836     1,840     1,836     1,830
Earnings (loss) per share -
 basic and diluted            $ (0.49)  $  0.48   $  0.28   $ (0.20)  $ (0.09)

Operating ratio (1)              97.2%     93.4%     93.6%     96.0%     95.9%


Balance Sheet Data
Current assets                $11,179   $10,011   $ 9,223   $ 7,681   $ 6,799
Current liabilities            18,874    18,271    18,140    19,152    17,187
Total assets                   63,576    59,220    56,034    50,576    48,883
Current portion of long-term
    debt                       13,843    13,837   14,260     15,751    13,968
Long-term debt, less
    current portion            33,890    28,658   26,688     21,019    20,844
Stockholders' equity            8,981     9,891    9,346      8,805     9,156

(1) Operating expenses as a percentage of operating revenue


Operational Highlights
                              1999       1998     1997      1996      1995

Total miles (in thousands)    66,020     64,216   58,253    52,330    47,197
Average number of tractors       586        583      525       506       450
Revenue per loaded mile      $ 1.178    $ 1.165  $ 1.121   $ 1.066   $ 1.031
Revenue per mile             $ 1.077    $ 1.060  $ 1.036   $ 0.996   $ 0.963

Miles per week per truck       2,165      2,119    2,135     1,984     2,015
Empty miles percentage           8.6%       9.0%     7.6%      6.6%      6.6%
Miles per load                   993      1,120    1,332     1,464     1,506

Employees - end of period        626        650      642       559       575
Licensed tractors - end of
 period                          505        526      526       503       503
Owner operators - end of
 period                           83         47       10         -         -
Total tractors - end of
 period                          588        573      536       503       503

Licensed trailers - end of
 period                        1,062      1,042      765       608       567
Average equipment age (years)
Tractors - end of period        1.42       2.43     1.97      1.82      1.23
Trailers - end of period        2.94       1.93     1.53      1.88      3.05

(Picture of William P. Ward Chairman and CEO ommitted)


Dear Fellow Shareholder:

Our results for 1999, particularly the second half of the year, were very disappointing. Several factors impacted OTR Express, including some external causes and some internal issues.

We have responded aggressively to turn around the outlook for OTR Express. We are taking decisive actions to improve operating results and strengthen our financial position.

OTR Express has a lot going for it. As a nationwide truckload carrier with about 600 trucks, we give customers one of the best on-time service records around. Our drivers are experienced, and our equipment is top-notch. Through advanced technology, we offer superior ability to track loads and provide timely information. Our logistics business is growing rapidly.

However, we are well aware of our problems in 1999 and the need for change.

When I resumed the post of president in October, we immediately set in motion a plan to increase revenues and return to profitability, while reducing debt and focusing on non-asset based business. We also moved quickly to reduce driver turnover and restore OTR's longstanding reputation as a driver-oriented company
- which benefits customers and our financial performance.




Taking Action to Meet Challenges

The external factors hurting our financial performance this past year included higher fuel prices, unseated trucks due to a driver shortage, increasing wages and higher interest rates. Much of the industry felt these same pressures. We have taken several actions to mitigate the effect of these external challenges while strengthening our own business.

We also faced issues within our organization in 1999. A key part of our Five Year Plan was to transition our customer base from price-driven brokers and shippers to customers who need premium service truckload carriers to add value to their supply chain management. Although we made progress in changing our customer base, we fell short of where we wanted to be in 1999.

To turn this around, we brought in a new vice president of sales and marketing, Glen Rittgers. Since August, we have completely replaced our outside regional sales force. Three new regional sales managers have more than 50 years of combined truckload sales experience. Glen and the new sales team have made a good start, and we are very pleased to have them aboard.

The sales shortfall also impacted operations in 1999. Our average miles per load declined, and we did not have the freight to reload drivers as quickly as we would like. Our driver turnover began to spike upward in mid-1999, and our unseated truck count grew as high as 80 in a company-owned fleet of approximately 520. As a result, we saw a significant shortfall in freight revenue in the third and fourth quarters.

By implementing a number of driver-friendly programs, we were able to lower the unseated truck count to 22 by year-end. There were some added costs, as we increased driver pay approximately 3% and committed a considerable amount to classified advertising.

Key Operating Statistics

As a result of issues I have mentioned, operating performance was mixed. You will read more about our income statement in the financial section, so I will comment here on operations.

Revenue per unit per week improved nearly 4% to $2,332 in 1999 from $2,246 in 1998. Our revenue per mile increased modestly to $1.077, from $1.060 in 1998 and $1.036 in 1997. The 1999 figure includes a fuel surcharge, which we began implementing in September.

Miles obtained directly from shippers decreased slightly to 81% of the total in 1999, from 83% in 1998 - although we are still up from 77% in 1997. A goal of our Five Year Plan is to reduce reliance on freight brokers to below 10% of total miles, which we believe is within reach in 2000.

Our empty miles percentage actually declined to 8.58% in 1999 from 9.03% in 1998 - a testimony to the success of our operations department, since average miles per load dropped from 1,120 in 1998 to 993 in 1999. Total miles increased only 2.8% in 1999, but the number of loads we carried increased 16%. Our operations and support personnel did a good job with the workload from this rising number of transactions.

We are proud to say OTR Express remains one of the more efficient truckload carriers. Our tractor to staff ratio, a key indicator of operating efficiency, was 4.78:1 at the end of 1999, which we believe to be excellent when compared to other truckload carriers.

New Directions

In late 1999, we began making significant changes to return to profitability, to improve leverage ratios and to reduce reliance on asset-based revenues:

  We launched a training program of five seminars to increase the productivity of drivers and owner operators.

  We implemented a non-driver workforce reduction and achieved a 10% decrease compared to January 1, 1999. Our associates have continued to produce the same high-quality work.

  We began a non-driver hiring freeze in December 1999. As employees leave in the future, we will assess the need to fill those positions.

  We upgraded our sales force in the fourth quarter, hiring regional sales managers based in Chicago, Baltimore, Atlanta and Dallas. We anticipate adding sales managers in other key areas.

  We intensified our recruiting of owner operators, to increase trucking revenues without adding company assets or debt. Since September 1999, we have increased the number of owner operators from 64 to more than 100.

  We introduced a driver purchase program to empower more OTR Express drivers to become owner operators, which also helps de-leverage the company, yet keeps the revenue in the company.

  We overhauled the marketing approach in our truck logistics division and gave the team a new, more entrepreneurial focus on growth and profitability.

  We intensified marketing efforts in our rail logistics division to pursue aggressive growth targets for 2000.

Non-Asset Based Revenues

We are now focusing heavily on non-asset based business activities. To achieve our growth and profitability goals, we must be successful in the logistics business - and we are making changes to continue to enhance our growth and profitability in logistics.

In 1999, revenues for our logistics division overall grew 116 percent to $9.7 million, from $4.5 million in 1998.

Most of our logistics growth has come in the rail division, established in 1998 in Salt Lake City, Utah. Coordinating the movement of customers' freight using railroads, this division does not require any of our equipment. Rail logistics revenues grew from $600,000 in 1998 to $5.8 million in 1999.

Truck logistics revenue, on the other hand, has been relatively flat. To ignite this division's growth, we have established a new agent-oriented marketing program and moved the group to another part of our home office to create a stand-alone, entrepreneurial atmosphere. Again, we are seeking to increase profitability and growth without additional capital investment.

Near-Term Outlook

We expect to begin 2000 with a loss in the first quarter, then show gradually improving results as the year progresses and our recent actions begin to benefit financial performance.

Through the steps we have taken, we anticipate increasing our revenue per truck and revenue per non-driver employee in 2000. We are working to leverage our technology advantages into more miles and higher rates, a critical goal for this year.

Technology is one way we differentiate OTR Express and provide premium service. We have now tied our onboard communications technology into the www.otrx.com website to provide customers more information on their shipments. In a secure online system, customers can view the position of each of their loads, monitor service performance and check outstanding invoices.

Our ability to write and implement OTR-specific computer programs has been at the heart of the growth of our logistics business.

I am hopeful we will see more moderate fuel prices in 2000 - a major external issue. So far, OPEC has stood firm as U.S. fuel inventories have waned. Since year-end, our blended average fuel cost has increased 15 cents per gallon, on top of a 35-cent increase in 1999. Our move to owner operators and non-asset based revenue should help mitigate the impact.

The shifting balance of supply and demand in trucking also may help. Overall, Class 8 truck production is slowing, in part due to a lack of qualified over-the-road drivers. Assuming freight demand remains relatively strong, capacity restraints could allow truckload carriers like us to improve revenue rates to help offset higher costs.

We will continue to maintain high standards for hiring OTR Express drivers. We believe we have the best fleet of drivers in the nation, and our on-time service percentage bears that out. As competition for drivers remains intense, pay rates could continue to increase. We are optimistic that customers will recognize the value of experienced drivers with excellent equipment.

What the Future Holds

Our mission is to create shareholder value, and to achieve this within specified risk criteria. We believe the change initiatives in progress are the best way to make this happen. Our management team is constantly evaluating every aspect of our business - and we are making changes.

I want to thank OTR Express employees and drivers. Every one of them is working to help OTR Express achieve its goals. We have made good progress, and the future looks brighter as a result of the operational improvements and other changes already underway.

Our primary focus now is on strengthening the company's financial condition and returning to profitability. Thank you for your support and interest in OTR Express.

Sincerely,



/s/ William P. Ward
William P. Ward
Chairman, President and CEO


Selected Financial Data
(In thousands except per share data)
                               1999      1998      1997      1996      1995
INCOME STATEMENT
Operating revenue              $80,480   $72,284   $63,797   $55,261   $49,211
Operating expenses
    Salaries, wages and
     benefits                   29,903    28,129    25,549    22,395    19,837
    Purchased transportation    15,263     7,891     3,757     2,930     2,402
    Fuel                         6,264     5,691     7,632     7,011     5,511
    Maintenance                  4,867     4,725     3,654     3,310     3,005
    Depreciation                 7,547     7,437     7,401     6,723     6,517
    Insurance and claims         2,146     1,908     1,882     1,639     1,594
    Taxes and licenses           7,363     6,899     6,124     6,048     5,541
    Supplies and other           4,878     4,839     3,708     3,010     2,775
       Total operating expenses 78,231    67,519    59,707    53,066    47,182
Operating income                 2,249     4,765     4,090     2,195     2,029
Interest expense                 3,687     3,351     3,269     2,789     2,283
Income (loss) before income
 taxes                          (1,438)    1,414       821      (594)     (254)
Income tax expense (benefit)      (546)      531       312      (226)      (97)
Net income (loss)              $  (892)  $   883   $   509   $  (368)  $  (157)
Outstanding shares
    Basic                        1,803     1,836     1,840     1,836     1,830
    Diluted                      1,803     1,846     1,842     1,836     1,830

EPS - basic and diluted        $ (0.49)   $ 0.48   $  0.28   $ (0.20)  $ (0.09)

PERCENT OF REVENUE
Operating revenue                100.0%    100.0%    100.0%    100.0%    100.0%
Operating expenses
    Salaries, wages and
     benefits                     37.2      38.9      40.0      40.5      40.3
    Purchased transportation      19.0      10.9       5.9       5.3       4.9
    Fuel                           7.8       7.9      12.0      12.7      11.2
    Maintenance                    6.0       6.5       5.8       6.0       6.1
    Depreciation                   9.4      10.3      11.6      12.2      13.2
    Insurance and claims           2.7       2.6       2.9       3.0       3.3
    Taxes and licenses             9.1       9.6       9.6      10.9      11.3
    Supplies and other             6.0       6.7       5.8       5.4       5.6
        Total operating expenses  97.2      93.4      93.6      96.0      95.9
Operating income                   2.8       6.6       6.4       4.0       4.1
Interest expense                   4.6       4.6       5.1       5.1       4.6
Income (loss) before income
 taxes                            (1.8)      2.0       1.3      (1.1)     (0.5)
Income tax expense (benefit)      (0.7)      0.8       0.5      (0.4)     (0.2)
Net income (loss)                 (1.1)      1.2       0.8      (0.7)     (0.3)

Management's Discussion and Analysis of Financial Condition and Results of Operations

1999 Compared to 1998

   Operating Revenue. Operating revenue increased by 11.3% to $80.5 million in 1999 from $72.3 million in 1998 as a result of an increase in logistics revenue and revenue rate per mile. Revenue per mile increased by 1.6% to $1.077 from $1.060. Revenue from truck and intermodal logistics services increased 116.3% in 1999 to $9.7 million from $4.5 million in 1998 primarily as a result of the addition of a logistics rail division in October 1998.

   Operating Expenses. Operating income was 2.8% of revenue compared to 6.6% in 1998.

   Salaries, wages and benefits decreased to 37.2% of revenue in 1999 compared to 38.9% in 1998 as a result of the increase in logistics revenue. Also, the addition of owner operators, who own their trucks and contract with the company to haul freight, increased the revenues but not the wages. Owner operators pay their own expenses, including payroll taxes, fuel, fuel taxes, insurance and interest costs. The cost of owner operators is classified in purchased transportation.

   Purchased transportation, which represents payments to other transportation service providers for hauling loads contracted through the company's logistics division, and the cost of owner operators, was 19.0% of revenue in 1999 compared to 10.9% in 1998. The increase is a result of the addition of owner operators to the fleet and the increase in logistics revenue.

   Fuel decreased to 7.8% of revenue from 7.9% in 1998. The decrease is due to the increase in logistics revenue and the increase in owner operators in 1999. This was partially offset by a substantial increase in fuel prices during the second half of 1999. The company began implementing a fuel surcharge program to customers in September 1999 to partially offset the increased cost of diesel fuel. The company's hedging program offset a small percentage of the increased fuel costs.

   Maintenance decreased from 6.5% of revenue in 1998 to 6.0% in 1999 as a result of increased revenue rate per mile.

   Depreciation as a percent of revenue decreased to 9.4% in 1999 from 10.3% in 1998 as a result of a increase of owner operator drivers, increase of logistics revenue and the longer holding period for tractors.

   Insurance and claims increased slightly to 2.7% of revenue in 1999 from 2.6% in 1998.

   Supplies and other expenses decreased to 6.1% of revenue from 6.7% in 1998 as a result of decrease in advertising cost for new drivers, a decrease in commissions paid to independent sales agents, the costs of a planned stock offering in 1998 that was canceled due to unfavorable market conditions, the increase in logistics revenue and the increase in owner operators.

   The average age of company tractors declined from 2.43 years in 1998 to 1.42 years in 1999. This decrease is primarily a result of the company's purchase of more than 250 tractors in 1999, which replaced tractors traded in 1999 that were between three and four years old.

   Interest Expense. Interest expense was 4.6% of revenue in 1998 and 1999. In 1999, 84% of the company's capital was interest bearing compared to 81% in 1998.

   Net Income (Loss). Net loss for 1999 was $892,000 or $0.49 per share compared to net income of $883,000 or $0.48 per share in 1998.

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

   Cash flow is typically negative in the first quarter primarily as a result of the costs of licensing tractors, which is paid in that quarter.

Inflation

   The effect of inflation on the company has not been significant during the last three years. An extended period of inflation could be expected to have an impact on the company's earnings by causing interest rates, fuel and other operating costs to increase. Unless freight rates could be increased on a timely basis, operating results could be adversely affected.

Liquidity and Capital Resources

   The growth of the company's business has required significant investments in new revenue equipment acquired primarily through secured borrowings. Net capital expenditures, principally for revenue equipment, were $11.3 million, $10.0 million and $10.8 million for the years ended December 31, 1997, 1998 and 1999, respectively. At February 29, 2000, the company had arrangements for 30 replacement tractors at a cost of $2.4 million. The company's capital expenditures are expected to be generated through secured borrowings.

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

   The company intends to continue to obtain loans with shorter maturities than the useful lives of its revenue equipment. This method of financing can be expected to continue to produce working capital deficits in the future. The company's working capital deficit at December 31, 1999 was $7.7 million. Primarily due to the company's equity position and the potential for refinancing of both unencumbered and encumbered assets, working capital deficits historically have not been a barrier to the company's ability to borrow funds for operations and expansion.

   The company has a credit line, as amended, of $10.0 million, or 85% of eligible accounts receivable, whichever is less, with its primary lending bank that bears interest at a variable rate, based upon the prime rate, or LIBOR plus 2.75%, at the company's election. Borrowings under this amended line were $1,479,000 at December 31, 1999, and $976,000 of the available amended credit line was committed for letters of credit issued by the bank and the guarantee of the unsecured portion of certain loans made to certain company officers for purchases of company stock. The amended line expires August 1, 2001 and is secured by accounts receivable. The company has received commitments for up to $2.4 million of new revenue equipment financing that will be at fixed interest rates. In the opinion of management, the company has adequate liquidity for the foreseeable future based upon funds expected to be generated from operations, the company's equity position, the potential for refinancing of assets owned by the company and the company's ability to obtain secured equipment financing.

   Diesel fuel prices are approaching ten year highs and sustained high fuel prices can have a substantial negative impact on the company's liquidity and operating ratio. The company is making efforts to mitigate the increased cost of fuel by implementing a fuel surcharge to customers in the third quarter of 1999. Additionally, the company's fuel hedging program offset a small percentage of the increased fuel costs.

   The trucking industry is facing a nationwide shortage of qualified over-the-road drivers. Many trucking companies have a relatively high percentage of unseated trucks as a result of the shortage. During 1999, the company had as many as eighty unseated trucks. In October 1999, the company increased driver pay by approximately 3% to attract and retain high quality, experienced drivers.  Competition for qualified over the road drivers is strong and the company may
increase pay in order to continue to keep its trucks staffed, which could
negatively impact the company's liquidity and operating ratio.   The company
had twenty-two unseated trucks, or 4.4% of its company-owned fleet, at December 31, 1999.

Year 2000 Issue

   The company completed substantially all of its Year 2000 modifications during the third quarter of 1999. The total estimated cost of Year 2000 compliance was less than $20,000, substantially all of which was recorded in 1999.

   There were no significant projects deferred as a result of the Year 2000 remediation effort.

   As a result of the company's efforts, the transition from 1999 to 2000 proved to be uneventful. The company has not identified any unusual business trends relative to the transition to Year 2000.

Market Risk

   The company is exposed to various market risks, including the effects of interest rates and fuel prices. The company utilizes primarily fixed rate financial instruments with varying maturities. The company's long-term financing is all at fixed rates. The company's working capital line of credit is at a variable rate. The detail of the company's debt structure is more fully described in Note 5 to the financial statements.

   The company uses call options of heating oil in order to manage a portion of its exposure to variable diesel fuel prices. These agreements provide some protection from rising fuel prices. The company's exposure to loss on the call options is limited to the premium cost of the contract. Based on historical information, the company believes the correlation between the market prices of diesel fuel and heating oil is highly effective. The company's fuel hedging program is discussed in more detail in Note 3 to the financial statements. The company's heating oil option contracts are not material to the company's financial position and represent no significant market exposure. The company maintained fuel inventories for use in normal operations at December 31, 1999 and represented no significant market exposure.

   The table below provides information about the company's fixed rate financial instruments at December 31, 1999. The table below also presents principal cash flows (in millions) and related weighted average interest rates by contractual maturity dates.

                  Expected         Fixed             Average
                  Maturity         Rate              Interest
                    Date           Debt                Rate
                   2000         $   16.6              7.22%
                   2001             13.3              7.19%
                   2002             11.8              7.06%
                   2003              7.5              7.73%
                   2004              1.9              7.00%
                   Thereafter        0.1              7.00%

                   Total        $   51.2

                   Fair value   $   44.9

Other

   In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (FAS) No 133, Accounting for Derivative Instruments and Hedging Activities. In June 1999, the FASB issued Statement No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No.
133. FAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. FAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

   FAS 133, as amended, is effective for fiscal years beginning after June 15, 2000. A company may also implement FAS 133 as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998, and thereafter). FAS 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts. With respect to hybrid instrument, a company may elect to apply FAS 133, as amended, to (1) all hybrid contracts, (2) only those hybrid instruments that were issued, acquired, or substantively modified after December 31, 1997, or (3) only those hybrid instruments that were issued, acquired, or substantively modified after December 31, 1998. The Company has not yet determined the timing or impact of adoption of statement No. 133. However, FAS 133 could increase volatility in earnings and other comprehensive income or involve certain changes in our business practices.

Forward Looking Statements

This annual report contains statements contained in, and preceding management's discussion and analysis, that are not purely historical and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that are based on current expectations and are subject to risks and uncertainties. These statements include statements regarding the company's expectations, hopes, beliefs and intentions on strategies regarding the future. Such comments are based upon information available to management and management's perception thereof as of the date of this annual report. Actual results could differ materially from those forward looking statements. Such differences could be caused by a number of factors including, but not limited to, potential adverse effects of regulation; changes in competition and the effects of such changes; increased competition; changes in fuel prices; changes in economic, political or regulatory environments; changes in the value of revenue equipment; litigation involving the company; changes in the availability of a stable labor force; ability of the company to hire drivers meeting company standards; changes in management strategies; environmental or tax matters; Year 2000 matters as discussed herein and risks described from time to time in reports filed by the company with the Securities and Exchange Commission. Readers should take these factors into account in evaluating any such forward-looking statements.

Report of Independent Public Accountants


To the Board of Directors and Stockholders of OTR Express, Inc.:

We have audited the accompanying balance sheets of OTR Express, Inc. (a Kansas corporation), as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OTR Express, Inc., as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP


Kansas City, Missouri,
February 24, 2000






Balance Sheets                                  OTR Express, Inc.

At December 31                              1999                1998
ASSETS
CURRENT ASSETS
   Cash                                     $   113,284         $   521,484
   Accounts receivable, less
    allowance of $186,220 and $77,403        10,051,486           8,409,332
   Inventory                                    449,735             534,623
   Prepaid expenses and other                   564,009             545,734
      TOTAL CURRENT ASSETS                   11,178,514          10,011,173

PROPERTY AND EQUIPMENT, at cost,
 less accumulated depreciation               52,397,851          49,209,269

      TOTAL ASSETS                          $63,576,365         $59,220,442


LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                         $ 2,274,541         $ 2,060,251
   Accrued payroll and payroll taxes          1,284,506           1,007,735
   Insurance and claims and other             1,472,432           1,365,739
   Current portion of long-term debt         13,842,822          13,837,296
      TOTAL CURRENT LIABILITIES              18,874,301          18,271,021

LONG-TERM DEBT, less current portion above   33,889,580          28,658,211
DEFERRED INCOME TAXES                         1,831,900           2,400,000
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
   Common stock, $.01 par value,
   20,000,000 shares authorized, 1,853,709
   and 1,852,709 issued                          18,537              18,527
   Additional paid-in capital                 6,602,169           6,598,679
   Retained earnings                          2,783,653           3,675,738
   Debt guarantee                              (130,000)           (297,877)
   Treasury stock, 71,038 and 16,753 shares    (293,775)           (103,857)
      TOTAL STOCKHOLDERS' EQUITY              8,980,584           9,891,210

      TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY                                $63,576,365         $59,220,442



The notes to financial statements are an integral part of these statements.

Statements of  Operations                             OTR Express, Inc.

For the Years Ended December 31       1999         1998          1997
Operating revenue
   Freight revenue                    $70,776,151   $67,798,883   $60,127,246
   Logistics revenue                    9,703,615     4,485,389     3,669,346

   Total operating revenue             80,479,766    72,284,272    63,796,592

Operating expenses
   Salaries, wages and benefits        29,903,013    28,128,618    25,548,804
   Purchased transportation            15,263,182     7,891,384     3,756,648
   Fuel                                 6,264,472     5,691,461     7,631,908
   Maintenance                          4,867,123     4,725,008     3,654,294
   Depreciation                         7,546,771     7,437,151     7,400,583
   Insurance and claims                 2,145,985     1,908,459     1,881,278
   Taxes and licenses                   7,362,510     6,899,020     6,124,075
   Supplies and other                   4,878,228     4,836,841     3,708,124

   Total operating expenses            78,231,284    67,517,942    59,705,714

Operating income                        2,248,482     4,766,330     4,090,878

Interest expense                        3,686,567     3,351,438     3,269,138

Income (loss) before income taxes      (1,438,085)    1,414,892       821,740

Income tax expense (benefit)             (546,000)      531,916       312,262

Net income (loss)                     $  (892,085)   $  882,976   $   509,478

Weighted average number of shares
   Basic                                1,802,887     1,836,342     1,840,091
   Diluted                              1,803,227     1,846,156     1,841,805


Earnings (loss) per share
   Basic                              $     (0.49)   $     0.48   $      0.28
   Diluted                            $     (0.49)   $     0.48   $      0.28


The notes to financial statements are an integral part of these statements.



Statements of Stockholders' Equity                  OTR Express, Inc.

              Common   Additional   Retained    Debt    Treasury    Total
              Stock     Paid-In     Earnings    Guarantee   Stock  Stockholder's
                         Capital                                    Equity



Balance,
December 31,
 1996         18,422    6,540,124   2,283,284          -   (36,735)  8,805,095

Allocation of
 common stock
 held by ESOP     70       41,090           -          -         -      41,160
Repurchase of
 common stock      -            -           -          -    (9,649)     (9,649)
Net income         -            -     509,478          -         -     509,478

Balance,
December 31,
 1997         18,492    6,581,214   2,792,762          -   (46,384)  9,346,084

Debt guarantee     -            -           -   (297,877)        -    (297,877)
Allocation of
 common stock
 held by ESOP     35       17,465           -          -         -      17,500
Repurchase of
 common stock      -            -           -          -   (57,473)    (57,473)
Net income         -            -     882,976          -         -     882,976

Balance,
December 31,
1998          18,527    6,598,679    3,675,738  (297,877) (103,857)  9,891,210

Reduction in
 debt
 guarantee         -            -            -   167,877         -     167,877
Exercise of
 stock options    10        3,490            -         -         -       3,500
Repurchase of
 common stock      -            -            -         -  (189,918)   (189,918)
Net loss           -            -     (892,085)        -         -    (892,085)

Balance,
December 31,
1999         $18,537   $6,602,169   $2,783,653 $(130,000)$(293,775) $8,980,584




The notes to financial statements are an integral part of these statements.

Statements of  Cash Flows                  OTR Express, Inc.

For the Years Ended December 31       1999          1998           1997
OPERATING ACTIVITIES
Net income (loss)                     $   (892,085)  $    882,976  $   509,478
Adjustments to reconcile net income
 (loss) to net cash provided by
 operating activities
   Depreciation                          7,546,771      7,437,151    7,400,583
   Deferred income taxes                  (568,100)       540,197      312,262
   Other                                    28,000        140,009       41,160
Changes in certain working capital
 items
   Accounts receivable                  (1,642,154)      (672,972)  (1,299,440)
   Other assets                             66,613         87,922      (18,718)
   Accounts payable                        214,290        456,597      206,894
   Accrued expenses                        383,464         96,896      271,867
      Net cash provided by operating
       activities                        5,136,799      8,968,776    7,424,086

INVESTING ACTIVITIES
Acquisition of property and
 equipment                             (21,646,957)   (13,414,633) (17,631,434)
Disposition of property and
 equipment                              10,883,604      3,456,481    6,314,599
      Net cash used in investing
       activities                      (10,763,353)    (9,958,152) (11,316,835)

FINANCING ACTIVITIES
Proceeds from issuance of
 long-term debt                         30,277,168     21,501,500   21,250,515
Repayments of long-term debt           (23,077,069)   (20,044,277) (19,164,775)
Net increase (decrease) in line
 of credit                              (1,795,327)      (207,650)   2,092,312
Other                                     (186,418)       (57,473)      (9,650)
      Net cash provided by financing
       activities                        5,218,354      1,192,100    4,168,402

      Net increase (decrease) in cash     (408,200)       202,724      275,653
      Cash, beginning of year              521,484        318,760       43,107

      Cash, end of year                $   113,284    $   521,484  $   318,760


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest                 $ 3,679,303    $ 3,346,500  $ 3,265,120
Cash paid (refunded) for
     income taxes, net                      22,100         (8,281)      41,474

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Net increase (decrease) in
 debt guarantee                        $  (167,877)   $    297,877  $        -



The notes to financial statements are an integral part of these statements.

OTR Express, Inc.


Notes To Financial Statements

December 31, 1999


1.  NATURE OF OPERATIONS:

OTR Express, Inc. (the Company), operates primarily as a dry van, truckload carrier and logistics company headquartered in Olathe, Kansas. The Company transports general commodities through the continental U.S. The Company also provides non-asset-based logistics transportation services to its customers.

2.  LIQUIDITY:

Higher fuel prices, unseated tractors and increased driver payroll costs contributed to losses of $327,746 and $926,744 being incurred in the third and fourth quarters of 1999, respectively. Additional losses are expected through at least the first half of 2000. Management believes adequate liquidity to maintain operations is available through the Company's line of credit and its ability to refinance revenue equipment.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

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

Concentration of Credit

The Company's primary market includes medium- and large-sized full truckload shippers in the U.S. Loads encompass all types of products for dry vans, excluding perishables. The Company maintains a diversified freight base with no one customer or industry making up a significant percentage of the Company's receivables or revenues.

Fuel Hedging

The Company purchases six-month call options on No. 2 heating oil to manage exposure to fluctuations in diesel fuel prices. The Company's exposure to loss is limited to the premium cost of the contract. The options are carried at cost. Gains and losses are deferred and recognized as adjustments to fuel expense when the underlying hedged transactions (fuel purchases) occur. At December 31, 1999, option fair values totaled $22,453, deferred losses totaled $261 and notional amounts totaled $697,200. At December 31, 1998, option fair values totaled $2,000, deferred losses totaled $12,000 and notional amounts totaled $672,000.

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

Depreciation of property and equipment is computed using straight-line methods and the following estimated useful lives:

                               Assets                  Estimated Useful Lives

                          Tractors                        4 to 7 years
                          Trailers                            10 years
                          Computer equipment, software
                          and other property             5 to 12 years
                          Buildings and improvements  31.5 to 40 years

The Company depreciates trailers to estimated salvage values, currently 17 percent to 24 percent of original cost. The Company discontinued utilizing salvage values on tractors as a result of varying holding periods. The Company typically holds tractors forty to forty-five months.

Fair Value of  Financial Instruments

      Cash, accounts receivable, payables and accruals approximate fair value. The fair value of long-term debt, including current portion, approximates carrying value based on duration of notes and their interest rates.

Insurance and Claims

Accident and workers' compensation claims include the estimated settlements, settlement expenses and an allowance for claims incurred but not yet reported for property damage, personal injury and public liability losses from vehicle accidents and cargo losses as well as workers' compensation claims for amounts not covered by insurance. Accrued claims are determined based on estimates of the ultimate cost of settling reported and unreported claims, including expected settlement expenses. Such estimates are based on management's evaluation of the nature and severity of individual claims and an estimate of future claims development based on historical claims development trends. Since the reported liability is an estimate, the ultimate liability may be more or less than reported. If adjustments to previously established accruals are required, such amounts are included in operating expenses. In 1999, 1998 and 1997, such adjustments were not significant.

The Company acts as a self-insurer for liability up to $50,000 for any single occurrence involving cargo, personal injury or property damage. Liability in excess of this amount is assumed by an insurance underwriter. The Company acts as a self-insurer for workers' compensation liability up to a maximum liability of $250,000 per claim and $900,000 aggregate per year. Liability in excess of this amount up to $5 million per occurrence is assumed by an insurance underwriter. In addition, the Company has provided its insurance carriers with letters of credit of approximately $846,000 in connection with its liability and workers' compensation insurance arrangements.

Reclassification

Certain amounts in the 1998 financial statements have been reclassified to conform with the presentation in the 1999 financial statements.


4.  PROPERTY AND EQUIPMENT:

                                                   1999            1998
       Cost-
         Tractors                              $39,903,953     $41,313,634
         Trailers                               20,000,808      19,559,008
         Land                                      838,962         838,962
         Buildings and improvements              2,993,784       2,931,435
         Computers and onboard
          communications equipment               3,075,669       2,842,964
         Other                                   1,381,518       1,422,879
               Total cost                       68,194,694      68,908,882

         Less- Accumulated depreciation         15,796,843      19,699,613
               Net property and equipment      $52,397,851     $49,209,269

5.  LONG-TERM DEBT:

                                                   1999            1998
Amended line of credit , interest
 payable monthly at the prime rate
 (8.50% at December 31, 1999),
 due August 1, 2001, collateralized
 by accounts receivable                       $ 1,608,335      $ 3,571,539
Installment notes, 5.36% to 8.76%,
 payable in monthly installments of
 principal and interest through June
 2004, collateralized by tractors,
 trailers and computer equipment               44,675,276       37,480,238
Installment notes, 7.75% to 13.80%,
 payable in monthly installments of
 principal and interest through
 November 2004, collateralized by
 vehicles                                          59,874                -
Installment notes, 7.00% to 8.75%,
 payable in installments through
 January 2005, collateralized by
 real property                                  1,388,917        1,443,730
                                               47,732,402       42,495,507
     Less-  Current portion                    13,842,822       13,837,296

          Long-term debt                      $33,889,580      $28,658,211

Maturities of long-term debt are as follows:

                            2000                $13,842,822
                            2001                 14,203,530
                            2002                 10,697,479
                            2003                  7,015,733
                            2004                  1,837,908
                            Thereafter              134,930
                                                $47,732,402

The amended line-of-credit agreement provides for maximum borrowings of $10 million based on an 85 percent advance rate on eligible accounts receivable, as defined, through December 31, 1999. The amended line bears interest at a variable rate, based upon the prime rate, or LIBOR plus 2.75 percent, at the Company's election. The amended agreement contains certain covenants relating to tangible net worth, leverage ratios, debt service coverage and other factors. The Company was in compliance with all required covenants at
December 31, 1999.   Borrowings on the amended line totaled approximately
$1,479,000 at December 31, 1999.  The Company had approximately $6,040,000 of
additional borrowing availability as of December 31, 1999.   A total of
$846,000 of the credit line was committed for letters of credit and $130,000 to guarantee officers loans for stock purchases (Note 10). The weighted-average interest rate on the amended line of credit for the year ended December 31, 1999 was 8.5 percent. The annual average balance borrowed on the amended line of credit for the year ended December 31, 1999, was $3,069,000.

6.  STOCK OPTION PLAN:

The Company has reserved 210,000 shares of its common stock for issuance to key management personnel and directors of the Company under three stock option plans that permit grants of nonqualified stock options. The option price cannot be lower than the fair market value of the stock at the date of grant. The options are exercisable over a period not to exceed 10 years from the date of grant (5 years for a more than 10 percent shareholder). Options outstanding at December 31, 1999, had a weighted-average contractual life of six years, eight months and exercise prices ranged from $3.25 to $7.00 per share.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its plans, and accordingly has not recognized compensation costs in its financial statements for such plans. Had compensation costs been recognized in accordance with Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation," the Company's operating results would have been reported at the unaudited pro forma amounts indicated below:

                                    1999           1998            1997

         Net income (loss)-
           As reported           $(892,085)      $882,976        $509,478
           Pro forma              (905,663)       731,577         480,071

         Earnings (loss) per
         share-
           As reported               (0.49)          0.48            0.28
           Pro forma                 (0.50)          0.40            0.26

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for the 1999, 1998 and 1997 grants:

                              1999              1998               1997

    Dividend yield            None              None              None
    Expected volatility  52.9% to 53.1%     38.6% to 49.3%        40.5%
    Risk-free interest
     rate                 5.3% to 5.8%       4.6% to 5.6%      5.7% to 6.4%
Expected option life        3 years            3 years           3 years


A summary of the Company's stock option plans as of December 31, 1999, and changes during 1999, 1998 and 1997 is presented below:

                        1999               1998                 1997
                 Shares   Per Share   Shares   Per Share   Shares   Per Share
                             (a)                  (a)                  (a)

Outstanding
at
beginning of
year            197,000     $6.03    110,000      $5.30     80,000     $5.18
Granted          16,000      3.34     94,256       6.83     30,000      5.63
Exercised        (1,000)     3.50          -          -          -         -
Forfeited       (22,021)     6.20     (7,256)       5.36         -         -
Outstanding
at end of
year            189,979     $5.79    197,000       $6.03   110,000     $5.30

Exercisable
at end of
year                        $3.25 to               $3.75 to            $3.75 to
                183,746     $7.00    158,980       $7.00    52,545     $6.00

Weighted-
average
fair value
of options
granted
during the
year                        $1.37                  $2.29               $1.58

(a)  Weighted-average exercise price per share.

7.  EMPLOYEE STOCK OWNERSHIP PLAN:

The Company has an Employee Stock Ownership Plan (ESOP) available to all employees, except executive management, which enables them to receive shares of the Company's common stock. The cost of the ESOP is borne by the Company. For the year ended December 31, 1999, the Company did not allocate shares to the plan. For the year ended December 31, 1998, 3,500 shares of stock held by the ESOP were allocated to participants resulting in ESOP expense of $17,500. For the year ended December 31, 1997, 7,000 shares of stock held by the ESOP were allocated to participants resulting in ESOP expense of $41,160.

8.  INCOME TAXES:

Deferred income taxes reflect the impact of temporary differences between assets and liabilities for financial reporting purposes and such amounts as measured under tax laws and regulations.

Deferred tax assets and liabilities are comprised of the following at December 31:

                                              1999             1998

         Deferred tax assets-
          Claims and other reserves       $  514,305        $  467,624
          Net operating loss
           carryforward                    1,297,494         1,924,655
          Other                              349,096           273,218
                                           2,160,895         2,665,497
         Deferred tax liabilities-
          Property and equipment           3,826,948         4,863,827
          Revenue                            165,847           201,670
                                           3,992,795         5,065,497
           Net deferred tax liability     $1,831,900        $2,400,000

A reconciliation between the provision for income taxes and the expected taxes using the federal statutory rate of 34 percent follows:

                                       1999         1998           1997

Tax expense (benefit) at federal
      statutory rate               $(466,637)     $475,320       $279,392
State income tax expense (benefit)   (79,363)       56,596         32,870
     Deferred income tax expense
      (benefit)                    $(546,000)     $531,916       $312,262

The Company has available federal income tax net operating loss carryforwards of approximately $3,414,000 for regular income tax purposes expiring through 2014.

9.  EARNINGS PER SHARE:

Basic earnings per share is based upon the weighted-average common shares outstanding during the year. Dilutive earnings per share is based upon the weighted-average common and common equivalent shares outstanding during each year. Employee stock options are the Company's only common stock equivalents; there are no other potentially dilutive securities.

10.  COMMITMENTS AND CONTINGENCIES:

Legal

Various legal actions, claims and assessments are pending against the Company. It is the opinion of management that these actions will have no significant impact on the Company's financial condition or its results of operations.

Stock Loans

In 1998, the Company entered into Stock Purchase Assistance Agreements (Agreements) with four of its executive officers that allowed them to purchase company stock in the amount of $480,000 collectively, with funds from personal loans which are partially guaranteed by the Company. The loans are payable in six equal principal installments plus interest payable on January 1st of each year. The loans bear interest at the prime rate (8.50 percent at December 31, 1999). If the executive officers remain with the Company for the entire year, the Company will pay to the executive officers, as compensation, an amount equal to the principal installment loan payments due for such year. The executive officers are then responsible for paying to the lender the principal installment loan payment due and any accrued interest for the year. The Company does not guarantee the accrued interest portion of the loans. The Company has recorded the guarantee as a reduction of stockholders' equity and an increase in long-term debt.

During 1999, the Company terminated two executive officers and paid off the principal balances of their loans totaling $250,000 as specified in the Agreements. The balance of the guarantee was reduced as a result of the payoff of these loans. The Company recorded compensation expense of $323,000 and $37,000 in 1999 and 1998, respectively, in connection with the Agreements.

11.  INDUSTRY SEGMENTS:

The Company follows Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," which changes the way the Company reports information about its operating segments. In 1998 and 1997, there was only one reportable segment. The information for 1998 and 1997 has been restated from the prior years' presentation in order to conform with the 1999 presentation.

The Company's two reportable segments are trucking operations and logistics. These segments are classified primarily by the type of services they provide. Performance of the segments is generally evaluated by its operating income.

The trucking operations provide freight transport services to customers. The logistics operations arrange freight transportation for customers using various solutions. Customers of both the trucking operations and logistics operations primarily include manufacturing, retail, wholesale and other service companies.

                                 1999              1998              1997

Operating revenues-
   Trucking revenues         $70,776,151       $67,798,883       $60,127,246
   Logistics                   9,703,615         4,485,389         3,669,346
   Total operating revenues  $80,479,766       $72,284,272       $63,796,592

Operating income-
   Trucking                   $1,845,183        $4,599,060        $3,913,782
   Logistics                     403,299           167,270           177,096
   Total operating income     $2,248,482        $4,766,330        $4,090,878

Due to the minimal amount of long-lived assets required by the logistics operations, the Company does not separately report such assets and related depreciation and amortization expense in its financial records used for allocating company resources and evaluating operating performance. Direct costs are the only costs allocated to the logistics division.

Board of Directors                        Executive and Other Officers

William P. Ward (1), (4), (5), (6)         William P. Ward
Chairman of the Board                      President and
OTR Express, Inc.                          Chief Executive Officer

Janice Kathryn Ward (5)                    Janice Kathryn Ward
Vice President                             Vice President
OTR Express, Inc.
                                           Steven W. Ruben
Dr. James P. Anthony  (1), (2)             Vice President Finance
Radiologist                                Chief Financial Officer
Carondelet Radiology Group
                                           Jeffrey T. Brown
Terry G. Christenberry  (2), (4)           Vice President Operations
President
Christenberry, Collet & Co., Inc.          Glen P. Rittgers
                                           Vice President Sales and Marketing
Charles M. Foudree  (1), (3), (4), (6)
Retired Executive Vice President-Finance   Christine D. Schowengerdt
Harmon Industries, Inc.                    Treasurer and Secretary

Dean W. Graves  (1), (6)                   David McKnight
Owner, Dean Graves, FAIA                   Vice President Fleet Services
Architectural Firm
                                           Marc C. Hirschmann
Dr. Ralph E. MacNaughton  (2), (3), (5)    Vice President Maintenance
Physician, Retired                         and Purchasing
Carondelet Radiology Group
                                           Paul A. MacNaughton
                                           Vice President Management
                                           Information Systems

                                           Chip Seitz
                                           Vice President OTR Logistics

                                           Gary L. Hinkle
                                           Vice President Fleet Management



Member of:
(1) Governance Committee
(2) Audit Committee
(3) Compensation Committee
(4) Strategy Committee
(5) Risk Management Committee
(6) Investor and Public Relations Committee


Photography by:
Debbie Sauer


QUARTERLY FINANCIAL DATA (Unaudited)
                                               1999
(In thousands except
 per share data)             Mar 31    Jun 30    Sep 30    Dec 31    Year
INCOME STATEMENT
Operating revenue            $18,681   $20,571   $20,502   $20,726   $80,480
Operating expenses
    Salaries, wages
    and benefits               7,191     7,666     7,289     7,757    29,903
    Purchased
    transportation             2,934     3,529     4,421     4,379    15,263
    Fuel                       1,072     1,485     1,753     1,954     6,264
    Maintenance                1,197     1,246     1,281     1,143     4,867
    Depreciation               1,629     1,838     2,027     2,053     7,547
    Insurance and claims         603       470       396       677     2,146
    Taxes and licenses         1,845     1,960     1,775     1,783     7,363
    Supplies and other         1,143     1,139     1,164     1,432     4,878
        Total operating
        expenses              17,614    19,333    20,106    21,178    78,231
Operating income (loss)        1,067     1,238       396      (452)    2,249
Interest expense                 835       886       923     1,043     3,687
Income (loss) before income
 taxes                           232       352      (527)   (1,495)   (1,438)
Income tax expense (benefit)      88       134      (200)     (568)     (546)
Net income (loss)            $   144   $   218   $  (327)  $  (927)  $  (892)
Weighted average number of
shares
    Basic                       1,832     1,815    1,782      1,782    1,803
    Diluted                     1,832     1,815    1,782      1,782    1,803

Earnings (loss) per share
    Basic                    $   0.08  $   0.12  $ (0.18)  $  (0.52) $ (0.49)
    Diluted                  $   0.08  $   0.12  $ (0.18)  $  (0.52) $ (0.49)

PERCENT OF REVENUE
Operating revenue               100.0%    100.0%   100.0%      100.0%  100.0%
Operating expenses
    Salaries, wages
    and benefits                 38.5      37.3     35.6         37.4   37.2
    Purchased
    transportation               15.7      17.2     21.6         21.1   19.0
    Fuel                          5.8       7.2      8.6          9.4    7.8
    Maintenance                   6.4       6.1      6.2          5.5    6.0
    Depreciation                  8.7       8.9      9.9          9.9    9.4
    Insurance and claims          3.2       2.3      1.8          3.3    2.7
    Taxes and licenses            9.9       9.5      8.7          8.6    9.1
    Supplies and other            6.1       5.5      5.7          7.0    6.0
        Total operating
         expenses                94.3      94.0     98.1        102.2   97.2
Operating income (loss)           5.7       6.0      1.9         (2.2)   2.8
Interest expense                  4.4       4.3      4.5          5.0    4.6
Income (loss) before income
 taxes                            1.3       1.7     (2.6)        (7.2)  (1.8)
Income tax expense (benefit)      0.5       0.6     (1.0)        (2.7)  (0.7)
Net income (loss)                 0.8       1.1     (1.6)        (4.5)  (1.1)

QUARTERLY FINANCIAL DATA (Unaudited)
                                             1998
(In thousands except
 per share data)             Mar 31     Jun 30    Sep 30      Dec 31   Year
INCOME STATEMENT
Operating revenue            $16,747    $17,750   $18,557     $19,230  $72,284
Operating expenses
    Salaries, wages
    and benefits               6,498      6,660     7,282       7,689   28,129
    Purchased
    transportation             1,390      1,850     2,047       2,604    7,891
    Fuel                       1,589      1,480     1,359       1,263    5,691
    Maintenance                1,074      1,165     1,252       1,234    4,725
    Depreciation               1,876      1,954     1,914       1,693    7,437
    Insurance and claims         546        553       331         478    1,908
    Taxes and licenses         1,609      1,678     1,771       1,841    6,899
    Supplies and other         1,124      1,101     1,331       1,282    4,838
        Total operating
         expenses             15,706     16,441    17,287      18,084   67,518
Operating income               1,041      1,309     1,270       1,146    4,766
Interest expense                 838        835       843         835    3,351
Income before income taxes       203        474       427         311    1,415
Income tax expense                77        180       154         121      532
Net income                   $   126    $   294   $   273     $   190  $   883
Weighted average number of
shares
    Basic                      1,836      1,831      1,836      1,836    1,836
    Diluted                    1,851      1,851      1,841      1,841    1,846

   Earnings per share
    Basic                    $  0.07    $  0.16    $  0.15    $  0.10  $  0.48
    Diluted                  $  0.07    $  0.16    $  0.15    $  0.10  $  0.48

PERCENT OF REVENUE
Operating revenue              100.0%     100.0%     100.0%     100.0%   100.0%
Operating expenses
    Salaries, wages
    and benefits                38.8       37.5       39.2       40.0     38.9
    Purchased
    transportation               8.3       10.4       11.0       13.5     10.9
    Fuel                         9.5        8.3        7.3        6.6      7.9
    Maintenance                  6.4        6.6        6.7        6.4      6.5
    Depreciation                11.2       11.0       10.3        8.8     10.3
    Insurance and claims         3.3        3.1        1.9        2.5      2.6
    Taxes and licenses           9.6        9.5        9.5        9.6      9.6
    Supplies and other           6.7        6.2        7.3        6.6      6.7
        Total operating
         expenses               93.8       92.6       93.2       94.0     93.4
Operating income                 6.2        7.4        6.8        6.0      6.6
Interest expense                 5.0        4.7        4.5        4.4      4.6
Income before income taxes       1.2        2.7        2.3        1.6      2.0
Income tax expense               0.5        1.0        0.8        0.6      0.8
Net income                       0.7        1.7        1.5        1.0      1.2

Stockholder Information

   At March 15, 2000, there were 157 stockholders of record. Since many stockholders hold their certificates in "street name," management estimates the number of individual stockholders is approximately 1,000.


Price Range of Stock

   OTR Express, Inc.'s common stock trades on The American Stock Exchange under the symbol OTR. Prior to August 13, 1999, the company's common stock traded on The Nasdaq Stock Market under the symbol OTRX. The following table sets forth for the periods indicated the high and low sale prices of the common stock, as reported by The American Stock Exchange and The Nasdaq Stock Market.


                                   1998
            Period                            Stock Price (Low-High)
     Jan 1 to Mar 31, 1998                       $5.625 - $7.625
     Apr 1 to Jun 30, 1998                       $4.500 - $8.000
     Jul 1 to Sep 30, 1998                       $4.500 - $6.000
     Oct 1 to Dec 31, 1998                       $2.750 - $5.500

                                1999-2000
           Period                             Stock Price (Low-High)
     Jan 1 to Mar 31, 1999                       $3.000 - $5.250
     Apr 1 to Jun 30, 1999                       $2.750 - $4.313
     Jul 1 to Sep 30, 1999                       $3.250 - $4.125
     Oct 1 to Dec 31, 1999                       $1.500 - $3.688
     Jan 1 to Feb 29, 2000                       $1.625 - $3.250

   To date, the company has not declared or paid any dividends on its Common Stock and presently does not anticipate paying any such dividends in the foreseeable future. It is management's present intention to retain future earnings, if any, for use in the company's business operations.

Stockholder Information

Corporate Offices                            Transfer Agent
OTR Express, Inc.                            UMB Bank of Kansas City, N.A.
804 N. Meadowbrook Drive                     Securities Transfer Division
Olathe, Kansas  66062                        P.O. Box 410064
(913) 829-1616                               Kansas City, Missouri 64141-0064

Mailing address:                             Independant Auditors
P.O. Box 410064                              Arthur Andersen LLP
Kansas City, Missouri  64141-0064            Suite 400
Olathe, Kansas 66063                         2301 McGee Street
                                             Kansas City, Missouri 64108-2604

Annual Meeting                               General Counsel
The annual meeting of the stockholders       Bryan Cave LLP
will be at 3:00 p.m., Thursday,              3500 One Kansas City Place
May 4, 2000, at the Overland Park Marriott   1200 Main Street
Hotel, 10800 Metcalf Avenue, Overland        Kansas City, Missouri 64105
Park, Kansas

Form 10-K                                    Common Stock Listing
Stockholders may receive a copy of           OTR Express, Inc.'s common stock
the company's 1999 Annual Report to          trades on The American Stock
the Securities and Exchange Commission       Exchange under the symbol OTR.
on Form 10-K free of charge by writing
to:
     Investor Relations
     OTR Express, Inc.
     P.O. Box 2819
     Olathe, Kansas  66063-0819

          Visit our website at www.OTRX.com for more information on transportation and logistics solutions from OTR Express, Inc.

                         (OTRX logo omitted)
            Customer satisfaction. Every day. Every load.

                          OTR Express, Inc.
              804 N. Meadowbrook Drive P.O. Box 2819
                      Olathe, Kansas 66063-0819
                   (913)829-1616  Fax (913)829-0622
                           www.otrx.com