Form 10-K, Exhibit 13
period 2000-12-31
OTR EXPRESS INC/KS
filed 2001-04-02
CIK 881895

Table of Contents
Highlights                                        1
Letter from the President                         2
Selected Financial Data                           5
Management's Discussion and Analysis of
   Financial Condition and Results of Operations  7
Report of Independent Public Accountants         13
Financial Statements                             14
Directors and Officers                           27
Quarterly Financial Data                         28
Stockholder Information                          31


Financial Highlights                          OTR Express, Inc.

(In thousands except per share data)
                              2000      1999      1998      1997      1996
Income Statement Data
Operating revenue             $78,342   $80,480   $72,284   $63,797   $55,261
Operating income (loss)        (4,875)    2,249     4,766     4,090     2,195
Net income (loss)              (6,927)     (892)      883       509      (368)

Outstanding shares              1,782     1,803     1,836     1,840     1,836
Earnings (loss) per share-
    basic and diluted         $ (3.89)  $ (0.49)   $ 0.48   $  0.28   $ (0.20)

Operating ratio (1)             106.2%     97.2%     93.4%     93.6%     96.0%


Balance Sheet Data
Current assets                $13,081   $11,179   $10,011   $ 9,223   $ 7,681
Current liabilities            46,510    18,874    18,271    18,140    19,152
Total assets                   48,662    63,576    59,220    56,034    50,576
Current portion of long-term
    debt                       42,003    13,843    13,837    14,260    15,751
Long-term debt, less
    current portion                 -    33,890    28,658    26,688    21,019
Stockholders' equity            2,152     8,981     9,891     9,346     8,805

(1) Operating expenses as a percentage of operating revenue


Operational Highlights
                                2000      1999      1998      1997      1996

Total miles (in thousands)    61,537     66,020    64,216    58,253    52,330
Average number of tractors       550        586       583       525       506
Revenue per loaded mile      $ 1.226    $ 1.178   $ 1.165   $ 1.121   $ 1.066
Revenue per mile             $ 1.115    $ 1.077   $ 1.060   $ 1.036   $ 0.996

Miles per week per truck       2,151      2,165     2,119     2,135     1,984
Empty miles percentage           9.1%       8.6%      9.0%      7.6%      6.6%
Miles per load                   995        993     1,120     1,332     1,464

Employees - end of period        520        626       650       642       559
Licensed tractors - end
 of period                       430        505       526       526       503
Owner operators - end of
 period                           43         83        47        10         -
Total tractors - end of
 period                          473        588       573       536       503

Licensed trailers - end
 of period                       918      1,062     1,042       765       608
Average equipment age (years)
     Tractors - end of period   2.09       1.42      2.43      1.97      1.82
     Trailers - end of period   3.55       2.94      1.93      1.53      1.88


Dear Fellow Shareholder:


The old expression about adversity says, "When the going gets tough, the tough get going."

As a shareholder, you already know that the going has gotten tough for OTR Express - but you should also know that our team has long since gotten going to tackle the challenges. We are working intensely to turn around our business and return to a sound financial footing.

For OTR Express, 2000 was an exasperating year that squeezed the profit right out of our operations. High fuel prices and a weak used tractor and trailer market topped the list of challenges in the trucking industry.

The expectations we laid out at the start of 2000 were based on anticipation of a relatively strong economy. The economy, as seen by the trucking industy, slowed markedly in 2000, eroding demand. We were coping with increases in our unseated trucks at the same time that the market for used trucks and trailers went into a deep slump, cutting the value of our revenue equipment, which is an important element of the value and liquidity of any trucking company.

Now, we are downsizing dramatically to reduce debt and stabilize the Company's financial position. We still have very serious work ahead. Our priorities for 2001 are to downsize the fleet by nearly half, reduce our debt by at least $10 million and return to positive cash flow. A year from now, I hope to be able to tell you that we have restored OTR Express to stability and can look forward to profitability.


Key Operating Results

Operating revenue for OTR Express was $78,342,000 in 2000, down 3% from 1999. The decline came as a result of softer freight demand and the planned fleet reduction that we began in the third quarter.

The slowing economy affected profitability by shifting our mix of freight from premium service for direct shippers toward price-driven business from freight brokers, resulting in lower prices and margins. Miles obtained directly from shippers were 79% of the total in 2000, compared with 81% in 1999.

Revenue per unit per week increased 3% to $2,398 in 2000 from $2,332 in 2000 primarily due to the increased rate from fuel surcharges. Our revenue rate per mile, including fuel surcharges, increased to $1.115 in 2000 from $1.077 in 1999. Total miles decreased 7% for OTR in 2000, and the number of loads decreased 7%. Our empty miles percentage increased to 9.05% in 2000 from 8.58% in 1999.

Dramatically higher diesel prices were a tough challenge for the entire industry. OTR Express experienced a 42% increase in fuel cost in 2000. We saw some relief in the second half, but U.S. average diesel prices at year-end 2000 were 22 cents a gallon higher than a year earlier and 56 cents higher than at year-end 1998. Although we were able to pass through some of our increased costs with fuel surcharges, the impact on non-revenue miles could not be recovered.

The market for used trucks and trailers declined steeply in 2000, and values dropped at the same time we were seeking to sell older equipment. OTR Express took charges of $3,281,000 during 2000 for the write-down of assets in connection with our fleet reduction plans.

The operating loss for the year was $4,875,000, including the equipment write-downs, compared with operating income of $2,248,000 in 1999.


Downsizing the Company

We have made substantial progress in downsizing OTR Express to pay down debt and stabilize our financial position, and further actions are underway.

The Company reduced non-driver payroll substantially in 2000, cutting in excess of $100,000 per month. We reduced the fleet size significantly to cut fixed costs, moving from 588 tractors in service at the end of 1999 (including 505 company-owned and 83 owner-operators) to 459 tractors in service at year-end 2000 (416 company-owned and 43 owner-operators).

Debt declined by more than $5.7 million to $42.0 million at year-end 2000.

In the first quarter of 2001, we announced additional downsizing steps, including further cuts in payroll and our fleet. Our intention is to reduce the fleet to approximately 215 company-owned tractors and 50 owner-operators, returning or selling approximately 200 tractors and more than 300 trailers.

In addition to disposing of trucks and trailers, we have consolidated some office functions and moved logistics operations from Salt Lake City, Utah, to the home office in Olathe, Kansas.


Addressing Debt Concerns

The major goal of these actions is to reduce our debt burden as required by our secured lenders. Despite progress in 2000, operating losses rendered the Company unable to meet certain terms of our lending agreements, and we have engaged in extensive discussions with our lenders for further relief.

In February 2001, we reached agreement in principle with our four largest equipment lenders to provide modified payment terms and cash flow relief through April 2001. In exchange for debt relief, these tentative agreements call for the Company to return a number of trucks to the lenders and provide additional collateral. We expect to reduce our debt by at least $10 million in 2001 as a result.

The Company is currently in default on certain financial covenants in our working capital line of credit agreement as well. Due to these financing contingencies and operating losses, our outside auditors have issued a "going concern" opinion on the Company's 2000 financial statements.

In short, we are addressing the debt concerns by reducing costs and disposing of assets-but there is no quick or easy fix or assurance that these measures will succeed.

Direction for the Future

Our goal for OTR Express is to survive the current difficult business environment and emerge as a smaller, financially stronger company. We plan to streamline to less than half the number of trucks we had two years ago and concentrate on a somewhat smaller base of customers to whom we offer three levels of transportation services.

Our strategy is to add value for direct truckload shippers by exploiting the strengths of OTR Express: experienced driver-managers, newer equipment and superior technology. In addition, we now offer the intermodal rail shipments as well as the lower priced, but less service intensive, contract carrier service. The reliability of OTR Express delivers bottom-line benefits for customers who need timely, efficient transportation service. We just completed a rebuilding of our customer-oriented interactive website, which allows our customers to track shipments on our website and sort these shipments at their discretion.

We believe the operational changes now in progress - though difficult - can pay off for customers, employees and shareholders of OTR Express.

Thank You for Your Support

I want to give special thanks to all of the people who are standing by us as we press forward to brighter days on the horizon.

OTR Express employees really rose to the challenges of 2000, and I want to thank every one for going beyond the call of duty to support us during a stressful time. Our people continue to be our greatest asset as we deliver personal, go-the-extra-mile service to OTR Express customers.

Customers, too, have been wonderful. I want to thank each one of our clients for understanding our business environment and responding positively to the changes we are making. Providing excellent service to customers, day in and day out, remains our highest priority.

Finally, thank you for your continued support as a fellow shareholder. We are working hard to preserve your interests and build value for your shares.

Sincerely,




William P. Ward
Chairman, President and CEO


Selected Financial Data
(In thousands except per share data)
                             2000      1999      1998      1997      1996
INCOME STATEMENT
Operating revenue            $78,342   $80,480   $72,284   $63,797   $55,261
Operating expenses
    Salaries, wages and
    benefits                  27,567    29,903    28,129    25,549    22,395
    Purchased transportation  17,475    15,263     7,891     3,757     2,930
    Fuel                       8,923     6,264     5,691     7,632     7,011
    Maintenance                4,073     4,867     4,725     3,654     3,310
    Depreciation               8,009     7,547     7,437     7,401     6,723
    Insurance and claims       2,390     2,146     1,908     1,882     1,639
    Taxes and licenses         6,877     7,363     6,899     6,124     6,048
    Supplies and other         4,622     4,878     4,839     3,708     3,010
    Write down of assets
    available for sale         3,281         -         -         -         -
        Total operating
        expenses              83,217    78,231    67,519    59,707    53,066
Operating income (loss)       (4,875)    2,249     4,765     4,090     2,195
Interest expense               3,860     3,687     3,351     3,269     2,789
Income (loss) before income
 taxes                        (8,735)   (1,438)    1,414       821      (594)
Income tax expense (benefit)  (1,839)     (546)      531       312      (226)
Income (loss) before
 cumulative effect of
 accounting  change           (6,896)     (892)      883       509      (368)
Cumulative effect on prior
 year of change in revenue
 recognition method, less
 related income tax effect        31         -         -         -         -
Net income (loss)            $(6,927)  $  (892)  $   883   $   509   $  (368)
Outstanding shares
    Basic                      1,782     1,803     1,836     1,840     1,836
    Diluted                    1,782     1,803     1,846     1,842     1,836

EPS - basic and diluted      $ (3.89)  $ (0.49)  $  0.48   $  0.28   $ (0.20)


Selected Financial Data
(In thousands except per share data)
                             2000      1999      1998      1997      1996
PERCENT OF REVENUE
Operating revenue            100.0 %   100.0 %   100.0 %   100.0 %   100.0 %
Operating expenses
    Salaries, wages and
    benefits                  35.2      37.2      38.9      40.0      40.5
    Purchased transportation  22.3      19.0      10.9       5.9       5.3
    Fuel                      11.4       7.8       7.9      12.0      12.7
    Maintenance                5.2       6.0       6.5       5.8       6.0
    Depreciation              10.2       9.4      10.3      11.6      12.2
    Insurance and claims       3.1       2.7       2.6       2.9       3.0
    Taxes and licenses         8.8       9.1       9.6       9.6      10.9
    Supplies and other         5.8       6.0       6.7       5.8       5.4
    Write down of assets
    available for sale         4.2         -         -         -         -
        Total operating
        expenses             106.2      97.2      93.4      93.6      96.0
Operating income (loss)       (6.2)      2.8       6.6       6.4       4.0
Interest expense               4.9       4.6       4.6       5.1       5.1
Income (loss) before income
 taxes                       (11.1)     (1.8)      2.0       1.3      (1.1)
Income tax expense (benefit)  (2.3)     (0.7)      0.8       0.5      (0.4)
Income (loss) before
 cumulative effect of
 accounting  change           (8.8)     (1.1)      1.2       0.8      (0.7)
Cumulative effect on prior
 year of change in revenue
 recognition method, less
 related income tax effect     0.0         -         -         -         -
Net income (loss)             (8.8)     (1.1)      1.2       0.8      (0.7)

Management's Discussion and Analysis of Financial Condition and Results of Operations

2000 Compared to 1999

   Operating Revenue.    Operating revenue decreased by 2.7% to $78.3
million in 2000 from $80.5 million in 1999 as a result of fewer number of trucks in service as part of a planned fleet reduction. Revenue per mile increased to $1.115 (including fuel surcharge) from $1.077. Revenue from truck and intermodal logistics services increased 5.3% in 2000 to $10.2 million from $9.7 million in 1999.

   Operating Expenses.    Operating loss was 6.2% of revenue compared to
operating income of 2.8% in 1999.

   Salaries, wages and benefits decreased to 35.2% of revenue in 2000 compared to 37.2% in 1999 as a result of the increase in logistics revenue, fewer company-owned trucks in service and planned staff reductions in late 1999 and in 2000. Also, a higher level of miles in 2000 from owner operators, who own their trucks and contract with the Company to haul freight, increased the revenues but not the wages. Owner operators pay their own expenses, including payroll taxes, fuel, fuel taxes, insurance and interest costs. The cost of owner operators is classified as purchased transportation.

   Purchased transportation, which represents payments to other transportation service providers for hauling loads contracted through the Company's logistics division, the cost of owner operators and trailer rental costs, was 22.3% of revenue in 2000 compared to 19.0% in 1999. The increase is a result of an increase in owner operator miles in 2000, the increase in logistics revenue, and increased trailer rental costs in 2000 as a result of the rental of fifty-three foot trailers to drop additional trailers at customers.

   Fuel increased to 11.4% of revenue from 7.8% in 1999. This is a result of substantially higher diesel fuel prices nationwide in 2000 compared to 1999. In order to offset the higher fuel costs, the Company has implemented a fuel surcharge to its customers, which is recorded in freight revenue.

   Maintenance decreased from 6.0% of revenue in 1999 to 5.2% in 2000 as a result of higher logistics revenue, a newer fleet of tractors and higher owner operator miles (owner operators pay their own maintenance costs).

   Depreciation as a percent of revenue increased to 10.2% in 2000 from 9.4% in 1999 in part because of a loss on disposal of tractors and trailers of $241,000 in 2000 compared to a gain of $89,000 in 1999. Consistent with industry practices, gains and losses on disposal are classified in depreciation expense. Additionally, the Company had several tractors that were held longer than normal and still in service in 1999 that were depreciated to their salvage value during 1999. During its review of depreciable lives and salvage values, the Company also removed the salvage value on its approximately 250 forty-eight foot trailers effective January 1, 2000 and depreciated them over their remaining estimated useful life without a salvage value. The Company sold or had contracts to sell substantially all of these forty-eight foot trailers as of December 31, 2000.

   Insurance and claims increased to 3.1% of revenue in 2000 from 2.7% in
1999.   The increase is due to substantially higher premium costs in 2000.
Insurance and claims expense will vary as a percentage of revenue from period to period based on the frequency and severity of claims incurred in a given period as well as changes in claims development trends.

   Supplies and other expenses decreased to 5.8% of revenue from 6.0% in 1999 as a result of a decrease in long distance costs, a decrease in commissions paid to independent sales agents, a decrease in driver road expenses and a decrease in marketing costs.

   Write down of assets was 4.2% of revenue in 2000. The Company reduced to estimated net realizable value 248 tractors, 562 trailers, and remote fuel facilities located in Wyoming and Ohio, resulting in a $3.3 million charge to operations. The write down is in accordance with Statement of Financial Accounting Standards No. 121, Impairment of Long-Lived Assets. The Company has sold or intends to dispose of these assets in connection with its planned downsizing of operations.

   Interest Expense. Interest expense was 4.9% of revenue in 2000 compared to 4.6% in 1999 primarily due to higher interest rates. In 2000, 95% of the Company's capital was interest bearing compared to 84% in 1999.

   Net Loss. Net loss for 2000 was $6,927,000 or $3.89 per share compared to net loss of $892,000 or $0.49 per share in 1999.



1999 Compared to 1998

   Operating Revenue.    Operating revenue increased by 11.3% to $80.5
million in 1999 from $72.3 million in 1998 as a result of an increase in logistics revenue and revenue rate per mile. Revenue per mile (including fuel surcharge) increased by 1.6% to $1.077 from $1.060. Revenue from truck and intermodal logistics services increased 116.3% in 1999 to $9.7 million from $4.5 million in 1998 primarily as a result of the addition of a logistics rail division in October 1998.

   Operating Expenses.    Operating income was 2.8% of revenue compared to
6.6% in 1998.

   Salaries, wages and benefits decreased to 37.2% of revenue in 1999 compared to 38.9% in 1998 as a result of the increase in logistics revenue. Also, the increase in owner operators, who own their trucks and contract with the Company to haul freight, increased the revenues but not the wages. Owner operators pay their own expenses, including payroll taxes, fuel, fuel taxes, insurance and interest costs. The cost of owner operators is classified in purchased transportation.

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

   Maintenance decreased from 6.5% of revenue in 1998 to 6.0% in 1999 as a result of the increased revenue rate per mile.

   Depreciation as a percent of revenue decreased to 9.4% in 1999 from 10.3% in 1998 as a result of a increase of owner operators, increase of logistics revenue and the longer holding period for tractors. Additionally, the Company had several tractors that were held longer than normal and still in service in 1999 that were depreciated to their salvage value during 1999. Substantially all of these tractors were sold in 1999 and as of December 31, 2000 the Company does not have any tractors that depreciate to a salvage value.

   Insurance and claims increased slightly to 2.7% of revenue in 1999 from 2.6% in 1998.

   Supplies and other expenses decreased to 6.0% of revenue from 6.7% in 1998 as a result of a decrease in advertising cost for new drivers, a decrease in commissions paid to independent sales agents, the costs of a planned stock offering in 1998 that was canceled due to unfavorable market conditions, the increase in logistics revenue and the increase in owner operators.

   The average age of Company tractors declined from 2.43 years in 1998 to 1.42 years in 1999. This decrease is primarily a result of the Company's purchase of more than 250 tractors in 1999, which replaced tractors disposed of in 1999 that were between three and four years old.

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


Liquidity and Capital Resources

   The Company has historically made significant investments in new revenue equipment acquired primarily through secured borrowings. Gross capital expenditures, principally for revenue equipment, were $1.6 million, $21.6 million and $13.4 million for the years ended December 31, 2000, 1999 and 1998, respectively. The Company has no outstanding purchase commitments for replacement tractors. The Company's capital expenditures would generally be expected to be generated through secured borrowings although there can be no assurance that the Company can obtain cost-effective financing.

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

   Should the Company purchase revenue equipment, it intends to continue to obtain loans with shorter maturities than the useful lives of its revenue equipment. This method of financing could be expected to continue to produce working capital deficits in the future. The Company's working capital deficit at December 31, 2000 was $33.4 million. The Company's revolving line of credit, as amended, is classified as a current liability as of December 31, 2000 because it is due and payable on August 1, 2001. As of December 31, 1999, the balance of the amended revolving line of credit was approximately $1.6 million and was classified as long-term debt. Primarily due to the Company's historical equity position and the potential for refinancing of both unencumbered and encumbered assets, working capital deficits historically have not been a barrier to the Company's ability to borrow funds for operations and expansion. The Company's continuing operating losses and a very weak used truck market are currently making it difficult for the Company to borrow funds for operations and expansion.

   The Company has a credit line with HSBC Business Credit (USA), Inc. ("HSBC"), as amended, of $10.0 million, or 85% of eligible accounts receivable, whichever is less, with its primary lending bank that bears interest at a variable rate, based upon the prime rate, or LIBOR plus
2.75%, at the Company's election.    The agreement, as amended, contains
certain covenants relating to tangible net worth leverage ratios, debt service coverage and other factors. Effective August 1, 2000, HSBC amended the amended line of credit agreement to include a $1,000,000 reserve against accounts receivable. The $1,000,000 is subtracted from the Company's receivables borrowing base, as defined, when calculating the amount of borrowing capacity. The Company was in default on the tangible net worth, leverage ratios and debt service coverage covenants as of December 31, 2000. Borrowings and guarantee of officers loans for stock purchase under this amended line were $4,808,000 at December 31, 2000, and $1,181,000 of the available amended credit line was committed for letters of credit issued by the bank. The amended line expires August 1, 2001 and is secured by accounts receivable. Subsequent to year-end, HSBC lowered the maximum borrowings available line of credit to $7.5 million, and lowered the $1,000,000 reserve against accounts receivable to $750,000.
As of March 14, 2001, the Company had approximately $2.4 million borrowed on the line of credit in addition to the letters of credit. Unused borrowing capacity is approximately $550,000 at March 14, 2001.

   Beginning in July 2000, the Company began working with its four largest equipment lenders ("equipment lenders") to make interest only payments for a period of three months. The Company made those interest-only payments and then requested additional principal abatements from the equipment lenders. The Company agreed to make interest and partial principal payments to the equipment lenders during October, November and December 2000, with no payment to be made in January 2001. The Company made those reduced payments during October and November but, as a result of cash flow difficulties, they were unable to make the reduced December payment. The Company has not made a February or March 2001 payment.

   In February 2001, the Company reached agreement in principle with the equipment lenders to provide the Company with modified payment terms to provide for no payments until April 1, 2001, at which time an interest payment is due. Regularly scheduled principal and interest payments are due on May 1, 2001. In connection with this agreement, the Company also announced that it intends to reduce its fleet size and payroll during the first quarter of 2001. OTR has eliminated more than 100 jobs since December 31, 2000, including driver-manager positions nationwide and home-office positions in Olathe, Kansas. The Company expects to reduce its tractor fleet to approximately 215 tractors and approximately 500 trailers during 2001.

     In exchange for the modified payment terms and the return of the tractors and trailers, the Company has agreed to provide additional collateral to the equipment lenders. The Company may be considered to be in technical default on certain debt obligations and there can be no assurance, going forward, that the Company will be able to meet the terms of its financing arrangements or receive waivers on loan covenant violations if and when they arise. The loan modification agreements with the equipment lenders are subject to final documentation and there can be no assurance that a definitive agreement will be reached.

   In order to accomplish this reduction, the Company will be returning these tractors and trailers to the equipment lenders in exchange for debt relief at a mutually agreed-upon price for each unit. The Company recorded the writedown based on estimated net realizable value upon sale of the equipment. Ultimate sales price could vary significantly depending on several factors, including continued volatility in the used truck market and availability of qualified buyers. This reduction resulted in a charge to operations of $2.6 million in the fourth quarter of 2000.

   The Company licensed 265 tractors (including approximately fifty owner operators) in February 2001. With the reduced fleet, the Company intends to consolidate certain office functions, reduce reliability on less profitable broker freight, and improve miles per unit.

   The Company is working toward paying the rescheduled interest and principal payments but there can be no assurance that the Company will be able to do so based on cash flow projections.

   The Company met again with equipment lenders on March 28, 2001. Given the continued deterioration in the Company's financial condition and further declines in value in the used equipment market since year-end, the Company will be required to seek additional debt repayment deferrals from its equipment lenders. If agreement cannot be reached with the Company's lenders, the Company may decide or be forced to reorganize or liquidate, possibly in a bankruptcy proceeding.

   Diesel fuel prices approached ten year highs during 2000, and sustained high fuel prices can have a substantial negative impact on the Company's liquidity and operating ratio. The Company is making efforts to mitigate the increased cost of fuel by implementing a fuel surcharge to customers. Additionally, the Company's fuel hedging program only offsets a small percentage of the increased fuel costs.

   The trucking industry is facing a nationwide shortage of qualified over-the-road drivers. Many trucking companies have a relatively high percentage of unseated trucks as a result of the shortage. Competition for qualified over the road drivers is strong and the Company may increase pay in order to continue to keep its trucks staffed, which could
negatively impact the Company's liquidity and operating ratio.   The
Company had eight unseated trucks, or 1.9% of its Company-owned fleet, at December 31, 2000.


Market Risk

   The Company is exposed to various market risks, including the effects of interest rates and fuel prices. The Company utilizes primarily fixed rate financial instruments with varying maturities. The Company's equipment financing is all at fixed rates. The Company's working capital line of credit is at a variable rate. The detail of the Company's debt structure is more fully described in Note 5 to the financial statements.

   The Company uses call options of heating oil in order to manage a small portion of its exposure to variable diesel fuel prices. These agreements provide some protection from rising fuel prices. The Company's exposure to loss on the call options is limited to the premium cost of the contract. Based on historical information, the Company believes the correlation between the market prices of diesel fuel and heating oil is highly effective. The Company's fuel price protection program is discussed in more detail in Note 3 to the financial statements. The Company's heating oil option contracts are not material to the Company's financial position and represent no significant market exposure. The Company maintained fuel inventories for use in normal operations at December 31, 2000 and those inventories represented no significant market exposure.

   The Company's debt has a weighted average interest rate of 7.61%.


Other

   In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 133, (SFAS 133) "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133." In June 2000, the FASB issued SFAS No. 137, "Accounting for Certain Instruments and Certain Hedging Activity", to amend SFAS No. 133. Collectively, these statements are intended to represent the comprehensive guidance on accounting for derivatives and hedging activities. These statements establish accounting and reporting standards requiring that certain derivative instruments (including certain derivative instruments imbedded in other contracts) to be recorded in the balance sheet as either an asset or a liability measured at its fair value. The Company has certain fuel derivative instruments. The Company will not designate such instruments as hedges and as such will record a $22,522 charge as a cumulative effect of an accounting change on January 1, 2001.

Forward Looking Statements

   This annual report contains statements contained in, and preceding management's discussion and analysis, that are not purely historical and are forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995, that are based on current expectations and are subject to risks and uncertainties. These statements include statements regarding the Company's expectations, hopes, beliefs and intentions on strategie regarding the future. Such comments are based upon information available to management and management's perception thereof as of the date of this annual report. Actual results could differ materially from those forward looking statements. Such differences could be caused by a number of factors including, but not limited to, potential adverse effects of regulation; changes in competition and the effects of such changes; increased competition; changes in fuel prices; changes in economic, political or regulatory environments; ability to access capital markets on reasonable terms; changes in the value of revenue equipment; litigation involving the Company; changes in the availability of a stable labor force; ability of the Company to hire drivers meeting Company standards; changes in management strategies; environmental or tax matters; borrowing availability and terms; available cash liquidity to finance working capital and risks described from time to time in reports filed by the Company with the Securities and Exchange Commission. Readers should take these factors into account in evaluating any such forward-looking statements.





Report of independent public accountants

To the Board of Directors and Stockholders of OTR Express, Inc.:

We have audited the accompanying balance sheets of OTR Express, Inc. (a Kansas corporation), as of December 31, 2000 and 1999, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OTR Express, Inc., as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered net losses for the past two years and is not in compliance with various debt covenants. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 2. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset-carrying amounts or the amounts and classification of liabilities that might result should the Company be unable to continue as a going concern.





Kansas City, Missouri,
February 9, 2001

Balance Sheets                                             OTR Express, Inc.

At December 31                              2000             1999
ASSETS
CURRENT ASSETS
   Cash                                     $   203,576      $   113,284
   Accounts receivable, less
   allowance of $149,313 and $186,220         9,155,128       10,051,486
    Inventory                                   214,386          449,735
   Assets held for sale                       3,001,499                -
   Prepaid expenses and other                   506,085          564,009
      TOTAL CURRENT ASSETS                   13,080,674       11,178,514

PROPERTY AND EQUIPMENT, at cost,
 less accumulated depreciation               35,580,981       52,397,851

      TOTAL ASSETS                          $48,661,655      $63,576,365


LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                        $ 2,130,814       $ 2,274,541
   Accrued payroll and payroll taxes           885,017         1,284,506
   Insurance and claims and other            1,490,416         1,472,432
   Debt currently payable                   42,003,353        13,842,822
      TOTAL CURRENT LIABILITIES             46,509,600        18,874,301

LONG-TERM DEBT, less current portion                 -        33,889,580
DEFERRED INCOME TAXES                                -         1,831,900



STOCKHOLDERS' EQUITY
   Common stock, $.01 par value,
   20,000,000 shares authorized,
   1,853,709 and 1,853,709 issued,
   respectively                                18,537            18,537
   Additional paid-in capital               6,602,169         6,602,169
   Retained earnings (deficit)             (4,143,332)        2,783,653
   Debt guarantee                             (30,000)         (130,000)
   Treasury stock, 71,688 and 71,038
   shares, respectively                      (295,319)         (293,775)
      TOTAL STOCKHOLDERS' EQUITY            2,152,055         8,980,584

      TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY                              $48,661,655       $63,576,365



The notes to financial statements are an integral part of these statements.


Statements of  Operations                                    OTR Express, Inc.

For the Years Ended December 31        2000          1999          1998
Operating revenue
   Freight revenue                     $68,123,368   $70,776,151   $67,798,883
   Logistics revenue                    10,218,658     9,703,615     4,485,389

   Total operating revenue              78,342,026    80,479,766     72,284,272

Operating expenses
   Salaries, wages and benefits         27,567,367    29,903,013    28,128,618
   Purchased transportation             17,475,161    15,263,182     7,891,384
   Fuel                                  8,923,368     6,264,472     5,691,461
   Maintenance                           4,072,824     4,867,123     4,725,008
   Depreciation                          8,009,227     7,546,771     7,437,151
   Insurance and claims                  2,389,697     2,145,985     1,908,459
   Taxes and licenses                    6,877,189     7,362,510     6,899,020
   Supplies and other                    4,621,494     4,878,228     4,836,841
   Write down of equipment               3,281,116             -            -
   Total operating expenses             83,217,443    78,231,284    67,517,942

Operating income (loss)                 (4,875,417)    2,248,482     4,766,330
Interest expense                         3,858,791     3,686,567     3,351,438

Income (loss) before income taxes
 and cumulative effect of accounting
 change                                 (8,734,208)   (1,438,085)    1,414,892
Income tax expense (benefit)            (1,838,665)     (546,000)      531,916
Income (loss) before cumulative
 effect of accounting change            (6,895,543)     (892,085)      882,976
Cumulative effect on prior year of
 change in revenue recognition
 method, less related income tax
 effect                                     31,442             -             -

Net income (loss)                      $(6,926,985)   $ (892,085)  $   882,976

Weighted average number of shares
   Basic                                 1,782,129     1,802,887     1,836,342
   Diluted                               1,782,259     1,803,227     1,846,156

Earnings (loss) per share before
 cumulative effect of accounting
 change
   Basic                               $     (3.87)  $    (0.49)  $      0.48
   Diluted                             $     (3.87)  $    (0.49)  $      0.48

Earnings (loss) per share
   Basic                               $     (3.89)  $    (0.49)  $      0.48
   Diluted                             $     (3.89)  $    (0.49)  $      0.48

The notes to financial statements are an integral part of these statements.

Statements of Stockholders' Equity                           OTR Express, Inc.

                Common   Additional   Retained    Debt   Treasury  Total
                Stock    Paid-In      Earnings  Guarante  Stock  Stockholders'
                         Capital      (Deficit)  Equity
Balance, December
 31, 1997       18,492   6,581,214    2,792,762        -   (46,384)  9,346,084

Debt guarantee       -           -            - (297,877)        -   (297,877)
Allocation of
 common stock
 held by ESOP       35      17,465            -        -         -     17,500
Repurchase of
 common stock        -           -            -        -   (57,473)   (57,473)
Net income           -           -      882,976        -         -    882,976

Balance, December
 31, 1998       18,527   6,598,679    3,675,738 (297,877) (103,857) 9,891,210

Reduction in
 debt guarantee      -           -            -  167,877         -    167,877
Exercise of stock
 options            10       3,490            -        -         -      3,500
Repurchase of
 common stock        -           -            -        -  (189,918)  (189,918)
Net loss             -           -     (892,085)       -         -   (892,085)

Balance, December
 31, 1999       18,537   6,602,169    2,783,653 (130,000) (293,775) 8,980,584

Reduction in
 debt guarantee      -           -            -  100,000         -    100,000
Repurchase of
 common stock        -           -            -        -    (1,544)    (1,544)
Net loss             -           -   (6,926,985)       -         - (6,926,985)

Balance, December
 31, 2000      $18,537  $6,602,169  $(4,143,332)$(30,000)$(295,319)$2,152,055




The notes to financial statements are an integral part of these statements.






Statements of  Cash Flows                                 OTR Express, Inc.

For the Years Ended December 31     2000            1999           1998
OPERATING ACTIVITIES
Net income (loss)                   $ (6,926,985)   $  (892,085)   $   882,976
Adjustments to reconcile net
 income (loss) to net cash
 provided by operating
 activities
   Depreciation                        7,768,385      7,636,048      7,403,381
   (Gain) loss on disposal of
   property and equipment                240,842        (89,277)        33,770
   Deferred income taxes              (1,831,900)      (568,100)       540,197
   Write down of equipment             3,281,116              -              -
   Other                                 (28,556)        28,000        140,009
Changes in certain working
 capital items
   Accounts receivable                   896,358     (1,642,154)      (672,972)
   Other assets                          119,443         66,613         87,922
   Accounts payable                     (143,727)       214,290        456,597
   Accrued expenses                     (381,505)       383,464         96,896
      Net cash provided by operating
       activities                      2,993,471      5,136,799      8,968,776

INVESTING ACTIVITIES
Acquisition of property and equipment (1,595,610)   (21,646,957)   (13,414,633)
 Proceeds from disposition of property
   and equipment                       4,323,024     10,883,604      3,456,481
      Net cash provided by (used in)
      investing activities             2,727,414    (10,763,353)    (9,958,152)

FINANCING ACTIVITIES
Proceeds from issuance of long-term
 debt                                  1,554,529     30,277,168     21,501,500
Repayments of long-term debt         (10,483,000)   (23,077,069)   (20,044,277)
Net increase (decrease) in line
 of credit                             3,299,422     (1,795,327)      (207,650)
Other                                     (1,544)      (186,418)       (57,473)
      Net cash provided by (used in)
       financing  activities          (5,630,593)     5,218,354      1,192,100

      Net increase (decrease) in cash     90,292       (408,200)       202,724
      Cash, beginning of year            113,284        521,484        318,760

      Cash, end of year              $   203,576    $   113,284    $   521,484

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest               $ 3,528,384    $ 3,679,303    $ 3,346,500
Cash paid (refunded) for
     income taxes, net                   (26,036)        22,100         (8,281)

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Net increase (decrease) in
 debt guarantee                      $  (100,000)   $  (167,877)   $   297,877

The notes to financial statements are an integral part of these statements.

OTR Express, Inc.


Notes To Financial Statements

December 31, 2000


1.  NATURE OF OPERATIONS:

OTR Express, Inc. (the Company), operates primarily as a dry van, truckload carrier and logistics company headquartered in Olathe, Kansas. The Company transports general commodities through the continental U.S. The Company also provides non-asset-based logistics transportation services to its customers.

2.  CONTINGENCIES:

Higher fuel prices, unseated tractors, a weak economy, increased driver payroll costs and weak used truck and trailer markets contributed to losses of $6,926,985 and $892,085 in 2000 and 1999, respectively. Additional losses are expected in 2001. These losses have made it difficult for the Company to achieve a positive cash flow on a consistent basis and to timely meet its current obligations as they become due in the normal course of business. In order to improve cash flow and reduce debt, the Company sold more than one hundred tractors and nearly two hundred trailers in 2000, and negotiated revised and extended terms on most of its remaining equipment obligations. Subsequent to year-end, the Company announced a significant fleet reduction. Proceeds from the sale of this revenue equipment will be used to reduce debt. The Company is in violation of its debt covenants and has not received waivers of these violations.

Through the cooperation of its four largest equipment lenders, the Company was able to negotiate certain changes to its existing equipment obligations. These changes included omitting certain monthly debt payments, stated periods for which interest only is due, and extended note maturity dates to reduce current monthly obligations. While these efforts have provided some relief, the Company continues to face difficulties in meeting all debt obligations as they come due and is delinquent on certain obligations as more fully described in Note 5 to these financial statements. In late March 2001, the Company determined that it needed to further modify its debt repayment schedule and will be required to seek additional deferrals of debt repayments.

Management has attempted to improve cash flow and reduce losses through reduction in the size of its tractor and trailer fleet, workforce reductions and continued negotiations with its lenders. By lowering the size of the fleet, management hopes to reduce its debt obligations and improve the profitability of freight that it carries.

To address its cash flow deficit, the Company has made efforts to obtain new capital. However, management has been unable to raise new capital, and, in the view of management, it is unlikely that such new capital will be available.

The matters discussed above raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities which might result if the Company decides or is forced to restructure its debt, reorganize or liquidate, possibly in a bankruptcy proceeding.



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

Revenue Recognition

The Company changed its method of revenue recognition from the pickup method to the proportionate method effective January 1, 2000. This change was made since the proportionate method better matches recorded revenue with partially completed loads in transit at the end of the period. Estimated revenue in transit at the end of a period is recognized on the relative transit time. Direct expenses are recognized as incurred using this method. The charge associated with this accounting change was $31,442, net of tax, which was recorded in the first quarter of 2000.

Cash Flows

For the statements of cash flows, cash consists of cash on hand and demand deposits with financial institutions.

Concentration of Credit

The Company's primary market includes medium and large-sized full truckload shippers in the U.S. Loads encompass all types of products for dry vans, excluding perishables. The Company maintains a diversified freight base with no one customer or industry making up a significant percentage of the Company's receivables or revenues.

Fuel Hedging

The Company purchases six-month call options on No. 2 heating oil to partially manage exposure to fluctuations in diesel fuel prices. The Company's exposure to loss is limited to the premium cost of the contract. The options are carried at cost. Gains and losses are deferred and recognized as adjustments to fuel expense when the underlying transactions (fuel purchases) occur. At December 31, 2000, option fair values totaled $20,614, deferred losses totaled approximately $23,000 and notional amounts totaled $910,000. At December 31, 1999, option fair values totaled $22,453, deferred losses totaled $261 and notional amounts totaled $697,200.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 133, (SFAS 133) "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133." In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Instruments and Certain Hedging Activity", to amend SFAS No. 133. Collectively, these statements are intended to represent the comprehensive guidance on accounting for derivatives and hedging activities. These statements establish accounting and reporting standards requiring that certain derivative instruments (including certain derivative instruments imbedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. The Company will not designate the calls on No. 2 as hedges and as such will record a $22,552 charge as a cumulative effect of an accounting change on January 1, 2001.




Assets Held For Sale

Assets held for sale include approximately 50 tractors, 120 trailers and a fuel facility the Company anticipates selling as part of its fleet reduction plan as more fully described in Note 12 to the financial statements. Assets held for sale are classified as a current asset because the Company expects them to be disposed of in 2001. The assets held for sale are valued based on estimated net realizable value upon sale of the equipment, which was determined based on recent sales of the Company's revenue equipment and general estimated market prices for similar revenue equipment. Ultimate sales price could vary depending on several factors, including continued weaknesses in the used truck and trailer markets and availability of qualified buyers.

Property, Equipment and Depreciation

Property and equipment are stated at cost. When equipment is disposed of, the gain or loss indicated is recognized. The cost of tires and tubes are capitalized as part of the tractors and trailers at the time of acquisition and depreciated as a component of the tractors and trailers. Replacement tires and tubes are charged to maintenance expense when installed.

Depreciation of property and equipment is computed using straight-line methods and the following estimated useful lives:

                             Assets                        Estimated
                                                          Useful Lives

                        Tractors                          4 to 7 years
                        Trailers                          10 years
                        Computer equipment, software
                        and other property                5 to 12 years
                        Buildings and improvements        31.5 to 40 years

The Company depreciates fifty-three foot trailers to estimated salvage values, currently 17 percent to 22 percent of original cost. Beginning with 1997 tractor additions, the Company discontinued utilizing salvage values on tractors as a result of varying holding periods. The Company typically holds tractors forty to forty-five months.

Fair Value of  Financial Instruments

Cash, accounts receivable, payables and accruals approximate fair value. The fair value of long-term debt, including current portion, is not significantly less than the carrying value based on duration of notes, their interest rates, and the associated collateral.

Insurance and Claims

Accident and workers' compensation claims include the estimated settlements, settlement expenses and an allowance for claims incurred but not yet reported for property damage, personal injury and public liability losses from vehicle accidents and cargo losses as well as workers' compensation claims for amounts not covered by insurance. Accrued claims are determined based on estimates of the ultimate cost of settling reported and unreported claims, including expected settlement expenses. Such estimates are based on management's evaluation of the nature and severity of individual claims and an estimate of future claims development based on historical claims development trends. Since the reported liability is an estimate, the ultimate liability may be more or less than reported. If adjustments to previously established accruals are required, such amounts are included in operating expenses. In 2000, 1999 and 1998, such adjustments were not significant.

The Company acts as a self-insurer for liability up to $50,000 for any single occurrence involving cargo, personal injury or property damage. Liability in excess of this amount is assumed by an insurance underwriter. The Company acts as a self-insurer for workers' compensation liability up to a maximum liability of $250,000 per claim and $900,000 aggregate per year. Liability in excess of this amount up to $5 million per occurrence is assumed by an insurance underwriter. In addition, the Company has provided its insurance carriers with letters of credit of approximately $1,181,000 in connection with its liability and workers' compensation insurance arrangements.






4.  PROPERTY AND EQUIPMENT:

                                          2000            1999

Cost-
     Tractors                        $29,927,727      $39,903,953
     Trailers                         15,484,997       20,000,808
      Land                               796,581          838,962
      Buildings and improvements       2,993,784        2,993,784
      Computers and onboard
      communications equipment         2,797,414        3,075,669
      Other                            1,208,714        1,381,518
 Total cost                           53,209,217       68,194,694

      Less- Accumulated depreciation  15,874,115       15,796,843
      Reserve for equipment write-off  1,754,121                -
      Net property and equipment     $35,580,981      $52,397,851



5. DEBT:

                                                   2000        1999

Amended line of credit , interest payable
 monthly at the prime rate (9.50% at
 December 31, 2000), due  August 1, 2001,
 collateralized by accounts receivable         $ 4,807,757   $ 1,608,335
Installment notes, 5.36% to 8.76%, payable
 in monthly installments of principal and
 interest through May 2005, collateralized
 by tractors, trailers and computer equipment   35,802,471    44,675,276
Installment notes, 7.75% to 13.10%, payable
 in monthly installments of principal and
 interest through March 2005, collateralized
 by vehicles                                        69,038        59,874
Installment notes, 7.00% to 8.75%, payable
 in installmentsthrough January 2005,
 collateralized by real property                 1,324,087     1,388,917
                                                42,003,353    47,732,402
     Less-  Current portion                     42,003,353    13,842,822

               Long-term debt                  $         -   $33,889,580



The amended line of credit agreement provides for maximum borrowings of $10 million based on an 85 percent advance rate on eligible accounts receivable, as defined, through December 31, 2000. Subsequent to year-end, the line of credit lender reduced the maximum borrowings to $7.5 million. The amended line bears interest at a variable rate, based upon the prime rate, or LIBOR plus 2.75 percent, at the Company's election. Borrowings on the amended line totaled approximately $4,808,000, including $30,000 to guarantee officers
loans for stock purchases (Note 10) at December 31, 2000.   Effective August
1, 2000, the lender amended the amended line of credit agreement to include a $1,000,000 reserve against the accounts receivable borrowing base. A total of $1,181,000 of the credit line was committed for letters of credit. The weighted-average interest rate on the amended line of credit for the year ended December 31, 2000, was 9.30 percent. The Company had approximately $278,000 of additional borrowing availability as of December 31, 2000. The annual average balance borrowed on the amended line of credit for the year ended December 31, 2000, was $4,387,000.

The amended agreement contains certain covenants relating to tangible net worth, leverage ratios, debt service coverage and other factors. The Company was in default on the tangible net worth, leverage ratio and debt service coverage covenants at December 31, 2000. The Company and the lender are in active negotiations to amend the line of credit agreement to bring the Company into compliance on a current and prospective basis. If the Company is unable to amend the line of credit agreement, or if the Company subsequently breaches the terms of an amended agreement, the bank could accelerate the term of the line, in which case the debt would become due and payable. Based on current projections, the Company does not believe that it will comply with the existing amended financial covenants unless they are modified.

The Company reported in July 2000 that it was in discussions with its four largest equipment lenders (equipment lenders) to renegotiate payment terms in order to maintain adequate liquidity in the near term. The equipment lenders agreed to interest only note payments for 90-day periods which improved the Company's cash flow situation. Certain lenders modified the terms of the notes that will result in additional interest costs.

In October 2000, the Company met with the equipment lenders to renegotiate terms on its long-term debt to such lenders as of September 30, 2000. The Company reached agreements in principle with the equipment lenders for reduced principal payments from October 1, 2000, through the first quarter of 2001, in order to improve the Company's cash flow. The Company did not make the scheduled December reduced principal and interest payment and is uncertain as to whether it will have the available funds to make additional scheduled payments. The agreements are subject to certain terms and conditions.

As a result of the uncertainty about the Company's ability to renegotiate debt covenant violations on its amended line of credit, make scheduled payments and continue as a going concern, all of the Company's long-term debt is classified as currently payable at December 31, 2000.

6.  STOCK OPTION PLAN:

The Company has reserved 210,000 shares of its common stock for issuance to key management personnel and directors of the Company under three stock option plans that permit grants of nonqualified stock options. The option price cannot be lower than the fair market value of the stock at the date of grant. The options are exercisable over a period not to exceed 10 years from the date of grant (5 years for a more than 10 percent shareholder). Options outstanding at December 31, 2000, had a weighted-average contractual life of six years and exercise prices ranged from $1.38 to $7.00 per share.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its plans, and as exercise prices equal fair value on the date of grant has not recognized compensation costs in its financial statements for such plans. Had compensation costs been recognized in accordance with Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation," the Company's operating results would have been reported at the pro forma amounts indicated below:

                                 2000           1999            1998

Net income (loss)-
     As reported            $(6,926,985)     $(892,085)      $882,976
     Pro forma               (6,954,569)      (905,663)       731,577

Earnings (loss) per share-
     As reported                  (3.89)         (0.49)         0.48
     Pro forma                    (3.90)         (0.50)         0.40

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for the 2000, 1999 and 1998 grants:

                            2000            1999              1998


Dividend yield               None           None              None
Expected volatility    58.6% to 69.4%   52.9% to 53.1%   38.6% to 49.3%
Risk-free interest rate 6.5% to 6.7%     5.3% to 5.8%     4.6% to 5.6%
Expected option life      3 years         3 years           3 years


A summary of the Company's stock option plans as of December 31, 2000, and changes during 2000, 1999 and 1998 is presented below:

                        2000                1999                 1998
                  Shares   Per Share   Shares   Per Share   Shares   Per Share
                              (a)                  (a)                  (a)

Outstanding at
beginning of year 189,979   $5.79     197,000    $6.03      110,000   $5.30
Granted            35,000    1.91      16,000     3.34       94,256    6.83
Exercised               -       -      (1,000)    3.50            -       -
Forfeited        (124,304)   5.03     (22,021)    6.20       (7,256)   5.36
Outstanding at
end of year       100,675   $5.38     189,979    $5.79      197,000   $6.03

Exercisable at
end of year                 $1.375 to            $3.25 to             $3.75 to
                  100,675   $7.00     183,746    $7.00      158,980   $7.00

Weighted-average
     fair value of
     options granted
     during the year        $0.79                $1.37                $2.29

(a)  Weighted-average exercise price per share.





7.  EMPLOYEE STOCK OWNERSHIP PLAN:

The Company has an Employee Stock Ownership Plan (ESOP) available to all employees, except executive management, which enables them to receive shares of the Company's common stock. The cost of the ESOP is borne by the Company. For the years ended December 31, 2000 and 1999, the Company did not allocate shares to the plan. For the year ended December 31, 1998, 3,500 shares of stock held by the ESOP were allocated to participants resulting in ESOP expense of $17,500.



8.  INCOME TAXES:

Deferred income taxes reflect the impact of temporary differences between assets and liabilities for financial reporting purposes and such amounts as measured under tax laws and regulations.

Deferred tax assets and liabilities are comprised of the following at December 31:

                                              2000           1999

Deferred tax assets-
     Claims and other reserves           $  480,174      $  514,305
     Reserve for asset impairment           911,685               -
     Net operating loss carryforward      4,384,542       1,297,494
     Other                                  220,695         349,096
                                          5,997,096       2,160,895
      Valuation allowance                 1,367,805               -
                                          4,629,291       2,160,895
Deferred tax liabilities-
     Property and equipment               4,481,563       3,826,948
     Undelivered revenue                    147,728         165,847
                                          4,629,291       3,992,795
          Net deferred tax liability     $        -      $1,831,900

A reconciliation between the provision for income taxes and the expected taxes using the federal statutory rate of 34 percent follows:

                                        2000         1999          1998

Tax expense (benefit) at federal
      statutory rate               $(2,969,631)   $(488,949)     $481,063
State income tax expense (benefit)    (236,839)     (57,051)       50,853
Valuation allowance                  1,367,805            -             -
 Income tax expense (benefit)      $(1,838,665)   $(546,000)     $531,916

A valuation allowance is currently being utilized to offset the deferred tax asset as a result of uncertainty about future levels of taxable income.

The Company has available federal income tax net operating loss carryforwards of approximately $11,538,000 for regular income tax purposes expiring through 2015.




9.  EARNINGS PER SHARE:

Basic earnings per share is based upon the weighted-average common shares outstanding during the year. Dilutive earnings per share is based upon the weighted-average common and common equivalent shares outstanding during each year with earnings. Employee stock options are the Company's only common stock equivalents; there are no other potentially dilutive securities.


10.  COMMITMENTS AND CONTINGENCIES:

Legal

Various legal actions, claims and assessments are pending against the Company in the ordinary course of business. It is the opinion of management that these actions will have no significant impact on the Company's financial position or its results of operations.


Stock Loans

In 1998, the Company entered into Stock Purchase Assistance Agreements ("Agreements") with four of its executive officers that allowed them to purchase company stock in the amount of $480,000 collectively, with funds from personal loans which are partially guaranteed by the Company. The loans are payable in six equal principal installments plus interest payable on January 1st of each year. The loans bear interest at the prime rate (9.50 percent at December 31, 2000). If the executive officers remain with the Company for the entire year, the Company will pay to the executive officers, as compensation, an amount equal to the principal installment loan payments due for such year. The executive officers are then responsible for paying to the lender the principal installment loan payment due and any accrued interest for the year. Additionally, the executive officers are responsible for paying income taxes on the principal installment loan payments out of their own funds. During 2000, the Company amended the agreements to provide for accelerated principal payments to the executive officers. As of December 31, 2000, the remaining loan balance for the one executive officer subject to the plan was $30,000. The Company does not guarantee the accrued interest portion of the loans and the executives are responsible for paying income taxes out of their own funds. The Company has recorded the guarantee as a reduction of stockholders' equity and an increase in long-term debt.

During 2000, one of the executive officers terminated his employment with the Company. The Company paid off a portion of his stock loan and he paid off the remaining balance on his loan. The balance of the guarantee was reduced as a result of the payoff of this loan.

During 1999, the Company terminated two executive officers and paid off the principal balances of their loans totaling $250,000 as specified in the Agreements. The balance of the guarantee was reduced as a result of the payoff of these loans. The Company recorded compensation expense of $73,000 and $323,000 in 2000 and 1999, respectively, in connection with the Agreements.

Guarantees

During 2000, the Company sold tractors to Company drivers, who then converted to owner operator status. In connection with the financing of these tractors, the Company guaranteed a portion of each of these loans for a period of up to twenty-four months from the date of the sale. The total amount guaranteed by the Company is approximately $53,000.

11.  INDUSTRY SEGMENTS:

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
                                2000         1999         1998
Operating Revenue
Freight revenue             $68,123,368   $70,776,151   $67,798,883
Logistics revenue            10,218,658     9,703,615     4,485,389
Total operating revenue      78,342,026    80,479,766    72,284,272
Operating Expenses
Freight expenses             73,514,431    68,930,968    63,199,823
Logistics expenses            9,703,012     9,300,316     4,318,119
Total operating expenses     83,217,443    78,231,284    67,517,942
Operating Income (loss)
Freight operating income
 (loss)                      (5,391,063)    1,845,183    4,599,060
Logistics operating income      515,646       403,299      167,270
Total operating income
 (loss)                      (4,875,417)    2,248,482    4,766,330

Interest Expense              3,858,791     3,686,567    3,351,438
Net Income (loss)            (6,926,985)     (892,085)     882,976

Due to the minimal amount of long-lived assets required by the logistics operations, the Company does not separately report such assets and related depreciation and amortization expense in its financial records used for allocating company resources and evaluating operating performance. Direct costs are the only costs allocated to the logistics division.

12.  FLEET REDUCTION:

In early February 2001, the Company met with many of its lenders in a continued effort to seek alternatives which would allow the Company to continue to operate. Final decisions made at this meeting required the Company to reduce its fleet by approximately 160 tractors and approximately 300 trailers. Most of this equipment will be returned to the equipment lenders and then sold. Sales proceeds will be applied to reduce debt. Additionally, the Company is planning to sell one of its fuel facilities.
The Company wrote down the value of these assets to their estimated net fair value. The total writedown for these units being returned and units held for sale (Note 3) approximated $2,566,000. This charge was recorded in the fourth quarter of 2000.

The Company recorded the writedown based on estimated net realizable value upon sale of the equipment. Ultimate sales price could vary significantly depending on several factors, including continued volatility in the used truck market and availability of qualified buyers.


Board of Directors                               Executive and Other Officers

William P. Ward (1), (4), (5), (6)               William P. Ward
Chairman of the Board                            President and
OTR Express, Inc.                                Chief Executive Officer

Janice Kathryn Ward (5)                          Janice K. Ward
Vice President                                   Vice President
OTR Express, Inc.
                                                 Steven W. Ruben
Dr. James P. Anthony  (1), (2)                   Vice President Finance and
Radiologist                                      Chief Financial Officer
Carondelet Radiology Group
                                                 Christine D. Schowengerdt
Terry G. Christenberry  (2), (4)                 Treasurer and Secretary
President
Christenberry, Collet & Co., Inc.                David McKnight
                                                 Vice President Fleet Services
Charles M. Foudree  (1), (3), (4), (6)
Retired Executive Vice President-Finance         Marc E. Hirschmann
Harmon Industries, Inc.                          Vice President Maintenence
                                                 and Purchasing
Dean W. Graves  (1), (6)
Owner, Dean Graves, FAIA                         Paul A. MacNaughton
Architectural Firm                               Vice President Management
                                                 Information Systems
Dr. Ralph E. MacNaughton  (2), (3), (5)
Physician, Retired
Carondelet Radiology Group






Member of:


(1)   Governance Committee
(2)   Audit Committee
(3)   Compensation Committee
(4)   Strategy Committee
(5)   Risk Management Committee
(6)   Investor and Public Relations Committee





Photography by:
Debbie Sauer

QUARTERLY FINANCIAL DATA (Unaudited)
                                              2000
(In thousands except per share data)
                        Mar 31     Jun 30       Sep 30      Dec 31     Year
INCOME STATEMENT
Operating revenue       $20,977     $20,787     $18,691     $17,887    $78,342
Operating expenses
    Salaries, wages
    and benefits          7,470       7,081       6,739       6,277     27,567
    Purchased
    transportation        4,728       5,041       4,047       3,659    17,475
    Fuel                  2,234       2,141       2,234       2,314     8,923
    Maintenance           1,023       1,081       1,051         918     4,073
    Depreciation          2,133       2,145       2,142       1,589     8,009
    Insurance and claims    583         685         558         564     2,390
    Taxes and licenses    1,935       1,780       1,651       1,511     6,877
    Supplies and other    1,198       1,190       1,216       1,018     4,622
    Write down of assets      -         715          -        2,566     3,281
        Total operating
         expenses        21,304      21,859      19,638      20,416    83,217
Operating income (loss)    (327)     (1,072)       (947)     (2,529)   (4,875)
Interest expense            936         968         974         982     3,860
Income (loss) before
 income taxes            (1,263)     (2,040)     (1,921)     (3,511)   (8,735)
Income tax expense
 (benefit)                 (480)      (775)        (584)          -    (1,839)
Income (loss) before
 cumulative effect of
 accounting  change        (783)    (1,265)      (1,337)    (3,511)    (6,896)
Cumulative effect on
 prior year of change
 in revenue recognition
 method, less related
 income tax effect           31          -            -          -         31
Net income (loss)       $  (814)   $(1,265)     $(1,337)   $(3,511)   $(6,927)
Weighted average number
 of shares
    Basic                 1,782      1,782        1,782      1,782      1,782
    Diluted               1,782      1,782        1,782      1,782      1,782

Earnings (loss) per share
    Basic              $  (0.46)  $  (0.71)     $ (0.75)   $ (1.97)   $ (3.89)
    Diluted            $  (0.46)  $  (0.71)     $ (0.75)   $ (1.97)   $ (3.89)


QUARTERLY FINANCIAL DATA (Unaudited)
                                           2000 (continued)
(In thousands except per share data)
                         Mar 31      Jun 30      Sep 30      Dec 31      Year
PERCENT OF REVENUE
Operating revenue       100.0%       100.0%      100.0%      100.0%     100.0%
Operating expenses
    Salaries, wages
    and benefits         35.6         34.1        36.1        35.1       35.2
    Purchased
    transportation       22.5         24.3        21.7        20.5       22.3
    Fuel                 10.6         10.3        12.0        12.9       11.4
    Maintenance           4.9          5.2         5.6         5.1        5.2
    Depreciation         10.2         10.3        11.5         8.9       10.2
    Insurance and
     claims               2.8          3.3         2.9         3.2        3.1
    Taxes and licenses    9.2          8.6         8.8         8.4        8.8
    Supplies and other    5.7          5.7         6.5         5.7        5.8
    Write down of assets    -          3.4           -        14.3        4.2
        Total operating
         expenses       101.5        105.2       105.1       114.1      106.2
Operating income (loss)  (1.5)        (5.2)       (5.1)      (14.1)      (6.2)
Interest expense          4.5          4.7         5.2         5.5        4.9
Income (loss) before
 income taxes            (6.0)        (9.9)      (10.3)      (19.6)     (11.1)
Income tax expense
 (benefit)               (2.3)        (3.7)       (3.1)          -       (2.3)
Income (loss) before
 cumulative effect of
 accounting  change      (3.7)        (6.2)       (7.2)      (19.6)      (8.8)
Cumulative effect on
 prior year of change
 in revenue recognition
 method, less related
 income tax effect        0.1            -           -           -        0.0
Net income (loss)        (3.8)        (6.2)       (7.2)      (19.6)      (8.8)


QUARTERLY FINANCIAL DATA (Unaudited)
                                          1999
(In thousands except per share data)
                         Mar 31      Jun 30     Sep 30     Dec 31    Year
INCOME STATEMENT
Operating revenue         $18,681    $20,571    $20,502    $20,726    $80,480
Operating expenses
    Salaries, wages and
    benefits                7,191      7,666     7,289       7,757     29,903
    Purchased
    transportation          2,934      3,529     4,421       4,379     15,263
    Fuel                    1,072      1,485     1,753       1,954      6,264
    Maintenance             1,197      1,246     1,281       1,143      4,867
    Depreciation            1,629      1,838     2,027       2,053      7,547
    Insurance and claims      603        470       396         677      2,146
    Taxes and licenses      1,845      1,960     1,775       1,783      7,363
    Supplies and other      1,143      1,139     1,164       1,432      4,878
        Total operating
         expenses          17,614     19,333    20,106      21,178     78,231
Operating income (loss)     1,067      1,238       396        (452)     2,249
Interest expense              835        886       923       1,043      3,687
Income (loss) before
 income taxes                 232        352      (527)     (1,495)    (1,438)
Income tax expense
 (benefit)                     88        134      (200)       (568)      (546)
Net income (loss)         $   144    $   218   $  (327)    $  (927)   $  (892)
Weighted average number of
shares
    Basic                   1,832      1,815     1,782       1,782      1,803
    Diluted                 1,832      1,815     1,782       1,782      1,803

Earnings (loss) per share
    Basic                $   0.08    $  0.12  $  (0.18)    $ (0.52)   $ (0.49)
    Diluted              $   0.08    $  0.12  $  (0.18)    $ (0.52)   $ (0.49)

PERCENT OF REVENUE
Operating revenue          100.0%      100.0%    100.0%      100.0%     100.0%
Operating expenses
    Salaries, wages and
    benefits                38.5        37.3      35.6        37.4       37.2
    Purchased
    transportation          15.7        17.2      21.6        21.1       19.0
    Fuel                     5.8         7.2       8.6         9.4        7.8
    Maintenance              6.4         6.1       6.2         5.5        6.0
    Depreciation             8.7         8.9       9.9         9.9        9.4
    Insurance and claims     3.2         2.3       1.8         3.3        2.7
    Taxes and licenses       9.9         9.5       8.7         8.6        9.1
    Supplies and other       6.1         5.5       5.7         7.0        6.0
        Total operating
         expenses           94.3        94.0      98.1       102.2       97.2
Operating income (loss)      5.7         6.0       1.9        (2.2)       2.8
Interest expense             4.4         4.3       4.5         5.0        4.6
Income (loss) before
 income taxes                1.3         1.7      (2.6)       (7.2)      (1.8)
Income tax expense
 (benefit)                   0.5         0.6      (1.0)       (2.7)      (0.7)
Net income (loss)            0.8         1.1      (1.6)       (4.5)      (1.1)

Stockholder Information

   At March 12, 2001, there were 151 stockholders of record. Since many stockholders hold their certificates in "street name," management estimates the number of individual stockholders is approximately 1,000.


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


                                   1999
                 Period                           Stock Price (Low-High)
          Jan 1 to Mar 31, 1999                      $3.000 - $5.250
          Apr 1 to Jun 30, 1999                      $2.750 - $4.313
          Jul 1 to Sep 30, 1999                      $3.250 - $4.125
          Oct 1 to Dec 31, 1999                      $1.500 - $3.688

                                2000-2001
                 Period                          Stock Price (Low-High)
          Jan 1 to Mar 31, 2000                     $1.625 - $3.250
          Apr 1 to Jun 30, 2000                     $1.125 - $2.000
          Jul 1 to Sep 30, 2000                     $0.750 - $1.250
          Oct 1 to Dec 31, 2000                     $0.094 - $0.750
          Jan 1 to Feb 28, 2001                     $0.250 - $0.750

   To date, the company has not declared or paid any dividends on its Common Stock and presently does not anticipate paying any such dividends in the foreseeable future. It is management's present intention to retain future earnings, if any, for use in the company's business operations.



Stockholder Information

Corporate Offices                          Transfer Agent
OTR Express, Inc.                          UMB Bank of Kansas City, N.A.
804 N. Meadowbrook Drive                   Securities Transfer Division
Olathe, Kansas  66062                      P.O. Box 410064
(913) 829-1616                             Kansas City, Missouri  64141-0064


Mailing address                            Independent Auditors
  P.O. Box 2819                            Arthur Andersen LLP
  Olathe, Kansas 66063-0819                Suite 400
                                           2301 McGee Street
                                           Kansas City, Missouri  64108-2604
Annual Meeting
The annual meeting of the                  General Counsel
stockholders will be at 3:00 p.m.,         Bryan Cave LLP
Monday, May 14 2001, at the                3500 One Kansas City Place
Overland Park Marriott Hotel,              1200 Main Street
10800 Metcalf Avenue,                      Kansas City, Missouri
Overland Park, Kansas

Form 10-K
Stockholders may receive a copy of         Common Stock Listing
the company's 2000 Annual Report to        OTR Express, Inc.'s Common Stock
the Securities and Exchange Commission     trades on The American Stock
on Form 10-K free of charge by writing     Exchange under the symbol OTR.
to:
             Investor Relations
             OTR Express, Inc.
             P.O. Box 2819